As confidentially submitted to the Securities and Exchange Commission on July 16, 2021 as Amendment No. 1 to the initial confidential submission

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Submission on

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BRILLIANT EARTH GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	5944	87-1015499
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

26 O’Farrell Street, 10th Floor

San Francisco, California 94108

Telephone: (800) 691-0952

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Incorporating Services, Ltd.

3500 South DuPont Highway

Dover, Delaware 19901

Telephone: (800) 346-4646

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tad J. Freese Haim Zaltzman Kristen Grannis Benjamin J. Cohen Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	Alex K. Grab General Counsel 26 O’Farrell Street, 10th Floor San Francisco, California 94108 Telephone: (800) 691-0952	Shane Tintle Roshni Cariello Banker Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Fax: (212) 701-5526

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, $ par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)

Includes the offering price of shares of Class A common stock that may be sold if the option to purchase additional shares of Class A common stock granted by the Registrant to the underwriters is executed.

(3)	To be paid in connection with the initial public filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                , 2021.

            Shares

Brilliant Earth Group, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Brilliant Earth Group, Inc. We are selling                  shares of Class A common stock.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share of Class A common stock will be between $                 and $                . We intend to apply to list our Class A common stock on the                  under the symbol “     .”

We will have four classes of common stock outstanding after this offering: Class A common stock, Class B common stock, Class C common stock, and Class D common stock. Each share of our Class A common stock and our Class B common stock entitles its holder to one vote per share and each share of our Class C common stock and our Class D common stock entitles its holder to 10 votes per share on all matters presented to our stockholders generally. Immediately following the consummation of this offering, all of the outstanding shares of our (i) Class B common stock will be held by the Continuing Equity Owners (as defined below)(excluding our Founders (as defined below)), which will represent in the aggregate approximately     % of the voting power of our outstanding common stock after this offering (or approximately      % if the underwriters exercise in full their option to purchase additional shares) and (ii) Class C common stock will be held by our Founders, which will represent in the aggregate approximately     % of the voting power of our outstanding common stock after this offering (or approximately      % if the underwriters exercise in full their option to purchase additional shares). No shares of our Class D common stock will be outstanding immediately following the consummation of this offering.

We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of LLC Interests (as defined below) we acquire directly from Brilliant Earth, LLC, collectively representing an aggregate     % economic interest in Brilliant Earth, LLC. Of the remaining     % economic interest in Brilliant Earth, LLC,     % will be owned by the Continuing Equity Owners (excluding Mainsail (as defined below) and our Founders) through their ownership of LLC Interests,     % will be owned by Mainsail through their ownership of LLC Interests and                 % will be owned by our Founders through their ownership of LLC Interests.

Brilliant Earth Group, Inc. will be the sole managing member of Brilliant Earth, LLC. We will operate and control all of the business and affairs of Brilliant Earth, LLC and, through Brilliant Earth, LLC, conduct our business.

Following this offering, we will be a “controlled company” within the meaning of the                  rules. See “Our Organizational Structure” and “Management—Controlled Company Exception.”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, and will be subject to reduced disclosure and public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

See “Risk Factors” beginning on page 29 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Brilliant Earth Group, Inc.	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

The underwriters have the option to purchase up to an additional                  shares of Class A common stock from us at the initial price to public less the underwriting discount within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                 , 2021.

J.P. Morgan	Credit Suisse	Jefferies	Cowen

Prospectus dated                 , 2021.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectuses. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the U.S.: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for purpose is required, other than in the United States. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the U.S. See “Underwriting.”

BASIS OF PRESENTATION

Organizational Structure

In connection with the closing of this offering, we will undertake certain organizational transactions to reorganize our corporate structure. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions described in the section titled “Our Organizational Structure” and this offering, and the application of the proceeds therefrom, which we refer to collectively as the “Transactions.”

See “Our Organizational Structure” for a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.

Certain Definitions

As used in this prospectus, unless the context otherwise requires, references to:

•

“we,” “us,” “our,” the “Company,” “Brilliant Earth,” and similar references refer: (1) following the consummation of the Transactions, including this offering, to Brilliant Earth Group, Inc., and, unless otherwise stated, all of its direct and indirect subsidiaries, including Brilliant Earth, LLC, and (2) prior to the completion of the Transactions, including this offering, to Brilliant Earth, LLC.

•	“Brilliant Earth LLC Agreement” refers to Brilliant Earth, LLC’s amended and restated limited liability company agreement, which will become effective prior to the consummation of this offering.

•	“CAGR” refers to compound annual growth rate.

•

“Continuing Equity Owners” refers collectively to holders of LLC Interests and our Class B common stock and Class C common stock immediately following consummation of the Transactions, including our Founders and Mainsail, who may, following the consummation of this offering, exchange at each of their respective options, in whole or in part from time to time, their LLC Interests (along with an equal number of shares of Class B common stock or Class C common stock (and such shares shall be immediately cancelled)), as applicable, for, at our election (determined solely by our independent directors (within the meaning of the rules of the                 ) who are disinterested), cash or newly-issued shares of our Class A common stock or Class D common stock, as applicable, as described in “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement—Agreement in Effect Upon Consummation of the Transactions.”

•	“Founders” refers to Beth Gerstein, our Co-Founder and Chief Executive Officer, and Eric Grossberg, our Co-Founder and Executive Chairman.

•	“Just Rocks” refers to Just Rocks, Inc., a Delaware corporation, which is jointly owned and controlled by our Founders.

•	“LLC Interests” refers to the common units of Brilliant Earth, LLC, including those that we purchase with the net proceeds from this offering.

•

“Original Equity Owners” refers to the owners of LLC Interests in Brilliant Earth, LLC prior to the consummation of the Transactions, collectively, which include Mainsail, Just Rocks and certain executive officers and employees.

•

“Mainsail” refers to Mainsail Partners III, L.P., our sponsor and a Delaware limited partnership, certain funds affiliated with Mainsail Partners III, L.P., including Mainsail Incentive Program, LLC and Mainsail Co-Investors III, L.P.

i

•	“Transactions” refers to the organizational transactions and this offering, and the application of the net proceeds therefrom.

Brilliant Earth Group, Inc. will be a holding company and the sole managing member of Brilliant Earth, LLC, and upon consummation of the Transactions, its principal asset will consist of LLC Interests.

Presentation of Financial Information

Brilliant Earth, LLC is the accounting predecessor of Brilliant Earth Group, Inc. for financial reporting purposes. Brilliant Earth Group, Inc. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

•

Brilliant Earth Group, Inc. Other than the inception balance sheet, dated as of June 3, 2021, the historical financial information of Brilliant Earth Group, Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date, and had no assets or liabilities during the periods presented in this prospectus.

•

Brilliant Earth, LLC. Because Brilliant Earth Group, Inc. will have no interest in any operations other than those of Brilliant Earth, LLC, the historical financial information included in this prospectus is that of Brilliant Earth, LLC.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

Key Terms and Performance Indicators Used in this Prospectus; Non-GAAP Financial Measures

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. For definitions and further information about how we calculate key performance indicators and non-GAAP financial measures, including a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to their most directly comparable GAAP financial measure, net income (loss) and net income (loss) margin (which we define as net income (loss) as a percentage of net sales), and why we consider Adjusted EBITDA and Adjusted EBITDA margin useful, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics and non-GAAP Financials.”

We use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA margin, to supplement financial information presented in accordance with generally accepted accounting principles in the U.S. (“GAAP”). We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance from period to period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period to period comparisons. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes. See “Prospectus Summary—Summary Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

TRADEMARKS

This prospectus includes our trademarks and trade names which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position, and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are in the following independent industry and company generated reports:

•	5W Public Relations, 5WPR 2020 Consumer Culture Report, April 2020 (the “5WPR Report”).

•	Bain & Company, The Global Diamond Industry 2020-21, February 2021 (“The Bain Report”).

•	Capgemini Research Institute, How Sustainability is Fundamentally Changing Consumer Preferences, July 2020 (the “Capgemini Study”).

•	Euromonitor International, Fine Jewellery, May 2021 (“Euromonitor”).

•	Nielsen, Global Corporate Sustainability Report, 2015 (the “Nielsen’s Sustainability Report”).

•	The Knot, The Knot 2019 Jewelry & Engagement Study, November 2019 (“The Knot 2019 Study”).

•	The Knot, The Knot 2020 Jewelry & Engagement Study, December 2020 (“The Knot 2020 Study”).

•	YPulse, Millennials’ & Gen Z Teens’ 2020 Spending Power, January 2020 (“YPulse”).

•

Brilliant Earth Customer Survey (the “Customer Insight Survey”), which we use to measure our customer’s preferences. Our methodology of conducting the Customer Insight Survey measures responses from customers who purchase products from us and chose to respond to the survey questions from January 2020 through April 2021. Throughout this prospectus, factors that are referred to as “an important factor” in our customers decision making process include customer responses that a factor is “somewhat important,” “moderately important,” “considerably important,” and “extremely important” and exclude responses that the factor was “not at all important.” We give no weight to customers who decline to answer the survey question.

This prospectus also includes references to our “Net Promoter Score” or “NPS”, which we use to measure our customers’ brand loyalty and satisfaction, and can range from -100 to +100. Responses were collected from 0, Not Likely, to 10, Very Likely. Our NPS was calculated by using the standard methodology of subtracting the percentage of customers who responded that they are not likely to recommend Brilliant Earth (6 or lower) from the percentage of customers who responded that they are very likely to recommend Brilliant Earth (9 or 10). The NPS gives no weight to customers who declined to answer the survey question. While NPS benchmark can vary significantly by industry, we believe this method is substantially consistent with how businesses across our industry typically calculate their NPS.

PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Our Mission

To create a more transparent, sustainable, and compassionate jewelry industry.

Our Story

From the beginning, our founders Beth and Eric have aspired to create a modern jewelry company that reflects their own values and transforms an outdated industry. They believe in fine jewelry that is different in every way—how it’s made, how it’s sold, how it’s sourced and crafted, and how it gives back.

For Beth, her journey began when she experienced firsthand the challenge of finding a responsibly sourced engagement ring that reflected her values. She had learned about environmental and social injustices in the jewelry industry and cared deeply that her own ring would not contribute to these injustices. Discouraged by opaque sourcing practices and impersonal shopping experiences, she believed there had to be a better way.

Beth shared her frustrations with her business school classmate Eric, and learned that he had been studying the jewelry industry. Eric shared Beth’s passion that this antiquated and slow-moving industry could be reinvented in a thoughtful and modern way to serve a new generation. Together, Beth and Eric founded Brilliant Earth in 2005 with the belief that consumers deserve transparent and responsible practices, beautiful, high-quality, and unique products, and a personalized shopping experience that brings joy into the jewelry buying process. What began as a partnership between two entrepreneurs has grown into a community of people who believe that beautifully designed jewelry can also be a powerful tool for change.

Our Company

Brilliant Earth is an innovative, digital-first jewelry company, and a global leader in ethically sourced fine jewelry. We offer exclusive designs with superior craftsmanship and supply chain transparency, delivered to customers through a highly personalized omnichannel experience.

Our mission is to create a more transparent, sustainable, and compassionate jewelry industry, and we are proud to offer customers distinctive and thoughtfully designed products that they can truly feel good about wearing. Our core values resonate strongly across many demographics and particularly with values-driven Millennial and Gen Z consumers.

Our extensive collection of premium-quality diamond engagement and wedding rings, gemstone rings, and fine jewelry is conceptualized by our leading in-house design studio and then brought to life by expert jewelers. From our award-winning jewelry designs to our responsibly sourced materials, at Brilliant Earth we aspire to exceptional standards in everything we do.

We were founded in 2005 as an e-commerce company with an ambitious mission and a single showroom in San Francisco. We have rapidly scaled our business while remaining focused on our mission and elevating the omnichannel customer experience. Through our intuitive digital commerce platform and personalized individual appointments in our showrooms, we cater to the shopping preferences of tech-savvy next-generation consumers. We create an educational, joyful, and approachable experience that is unique in the jewelry industry. Today, Brilliant Earth reaches consumers in all U.S. states and over 50 countries, and has served over 320,000 customers through our e-commerce platform and nine showrooms.

Throughout our history, we have invested in technology to create a seamless customer experience, inform our data-driven decision-making, improve efficiencies, and advance our mission. Our technology enables dynamic product visualization, augmented reality try-on, blockchain-enabled transparency, and rapid fulfillment of our flagship Create Your Own product. We leverage powerful data capabilities to improve our marketing and operational efficiencies, personalize the customer experience, curate showroom inventory and merchandising, inform real estate decisions, and develop new product designs that reflect consumer preferences. We believe the Brilliant Earth digital experience drives higher satisfaction, engagement, and conversion both online and in-showroom.

Our financial model is compelling: high net sales growth, substantial first order profitability, and attractive margins. We are very capital efficient: our made-to-order capabilities and virtual inventory model generate attractive inventory turns and negative working capital. We have achieved strong financial performance and rapid growth since our founding with minimal outside funding, and believe we are in the early stages of realizing our potential in a massive market opportunity:

•	grew net sales from $83.1 million in 2016 to $251.8 million in 2020, with a 32.0% CAGR;

•	achieved net income of $21.6 million in 2020, compared to $1.5 million in 2016;

•	achieved net income margin of 8.6% in 2020, compared to 1.8% in 2016;

•	grew Adjusted EBITDA from $2.4 million in 2016 to $27.5 million in 2020; and

•	improved Adjusted EBITDA margin from 2.9% in 2016 to 10.9% in 2020.

Our Opportunity

Global Jewelry Market Size and Growth ($bn)

Source: Euromonitor.

Massive Global Jewelry Market

The fine jewelry market is estimated to be worth approximately $300 billion globally and approximately $61 billion in the U.S. according to Euromonitor, and has consistently grown at CAGRs of 7.4% and 4.7%, respectively, from 2010 to 2019. In the U.S., e-commerce is the fastest growing channel, with a CAGR of 15% from 2010 through 2020, increasing from 10% of sales in 2010 to 31% in 2020.

Despite its mammoth size, the jewelry industry is highly fragmented and includes players like mall jewelers, local independent stores, and department stores, among others. Globally, there is no single fine jewelry player with over 4% market share. According to Bain, approximately 65% of the industry is composed of thousands of small and independent jewelers, many of which are struggling to address evolving consumer preferences for personalization and e-commerce and are further limited by reduced purchasing power and an inventory-heavy model. Mall jewelers have also been slow to modernize an outdated retail experience, and face declining foot traffic. We believe the rapidly changing industry provides ample opportunity for Brilliant Earth to take share.

The bridal category—where we currently derive a large portion of our business—is among the most resilient in the jewelry industry. Engagement and wedding rings are an enduring tradition. According to The Knot 2019 Study, 96% of U.S. couples exchanged a ring and 83% of engagement rings featured diamonds. Each year there are over two million marriages in the U.S. alone, a number that has been consistent for the past ten years according to U.S. government statistics.

Engagement rings also have a high average order value (“AOV”) and are a highly considered purchase, often one of the largest purchases that a consumer will make. Given the emotional significance of this purchase, customers often form strong connections with the company from which they buy bridal jewelry and return for special occasions or self-gifting fine jewelry purchases.

Changing Consumer Preferences

Millennial and Gen Z consumers’ combined spending power neared $3 trillion in 2020, according to YPulse, and they are the largest opportunity for the jewelry industry. These consumers represent the core consumer of bridal-related products and a significant portion of the fine jewelry market. They are drawn to purpose-driven brands, are digitally savvy, and expect to shop whenever and wherever they want.

People are shopping for jewelry online more than ever before. According to Euromonitor, 31% of fine jewelry sales were online in 2020, up from 22% in 2019. As preferences continue to shift online, we believe consumers seek authentic brands with a strong digital presence and an engaged community. They are highly active on social media, where 81% of proposees looked for engagement ring inspiration.

While Millennial and Gen Z consumers appreciate digitally native brands, many also want an in-person experience where they can see, touch, and feel products, especially for a high value, considered purchase. They expect to be able to shop when and where they want with a seamless journey between brick-and-mortar and online. This requires strong digital capabilities and a true omnichannel experience.

How Consumers Purchase Diamond Jewelry in the U.S.

Source: The Bain Report.

Couples are also increasingly shopping together for engagement rings and wedding rings, so it is important for jewelry providers to cater to both parties. According to The Knot 2020 Study, seven in ten proposees say they were somewhat involved in selecting or purchasing their engagement ring. As the proposee becomes more involved in the experience, we believe that they are more connected to the jewelry brand and are more likely to buy for additional special occasions or self-purchases.

Consumers also seek purpose-driven brands that are authentic, engaged with social and environmental issues, and help them express their individuality. Within Millennial and Gen Z demographics in particular, there is a distinct preference for and prioritization of sustainability, brand, and mission:

•	73% of Millennials are willing to spend more on a product if it comes from a brand that stands for sustainability according to Nielsen’s Sustainability Report;

•	71% of Millennials are willing to pay more for a product knowing that a portion of the proceeds goes to charity according to the 5WPR Report; and

•	79% of all consumers are changing product preferences based on the social and environmental impacts of their purchases according to the Capgemini Study.

We believe Millennials and Gen Z consumers also seek unique products that speak to their individuality and personal preferences and that they have the option to personalize themselves.

The Brilliant Earth Difference

We are changing the way people shop for fine jewelry by offering a joyful, personalized, and meaningful jewelry experience. We believe Brilliant Earth has the right omnichannel model, award-winning designs, and mission-driven brand to serve the next generation fine jewelry consumer.

Exceptional Omnichannel Customer Experience

We have reimagined the jewelry shopping experience with our seamless omnichannel model—allowing our customers to shop anywhere, anytime. Customers have joyful, personalized, and meaningful experiences on our website and in our reimagined showrooms. For those who shop online, we deliver a leading mobile-first digital platform with dynamic visualization that brings the product to life, and innovative technology that streamlines the customer journey. For those who want to shop in-store, we provide personalized and curated individual appointments. Customers meet with a dedicated jewelry specialist in a fun, relaxing, and educational environment that fosters lasting connections and propels strong engagement and conversion across channels.

Our high-touch experience drives customer satisfaction, reflected in our high NPS of 75+ every year since 2016 and 62% of customers citing word-of-mouth referral as an important factor in their purchase decision.

Digitally Native, Tech-Driven and Customer-Obsessed

We are digitally native, and take a tech-driven, analytical approach to deliver our exceptional customer experience. The customer is at the forefront of our decision making, and we closely track their feedback and satisfaction across all our channels. We then use this data to create a personalized, premium experience however or wherever our customer chooses to shop.

Our custom e-commerce site guides customers through an intuitive, immersive shopping experience. Our advanced Virtual Try On feature and product visualization technology allow customers to envision our ring designs with diamonds and gemstones of any size, shape, and color. Dynamic product customization and an intelligent diamond recommendation engine simplify and personalize the shopping experience.

While many customers shop with us exclusively online, others also want an in-person experience. From early in our history, we have offered personalized individual appointments in our modern showrooms, with curated selections based on data collected from the customer. Our customers enjoy a fun, relaxing, and educational environment while learning about our mission and browsing gemstones and jewelry selected just for them.

Dedicated, non-commissioned jewelry specialists are available at every step of their journey via chat, phone, email, virtual appointment, or in our showrooms, which we believe drives strong engagement and high customer satisfaction. These specialists strive to create lasting connections with customers.

Unique and Award-Winning Designs

We believe that customers should never have to compromise between beauty, quality, and conscience. Our commitment to our core values is matched by our passion for innovative design and exceptional craftsmanship.

Our award-winning in-house design studio keeps thoughtful design at the heart of everything we do and allows us to quickly adapt to consumer insights and marketplace trends. We utilize our customer dataset, strong relationships with our customers, and highly engaged social media following to constantly uncover consumer insights and trends. We track over 50 attributes associated with our products to inform our development and merchandising decisions. We create unique, exclusive styles that are expertly crafted to be beautiful from every angle and have been featured in leading publications, including Vogue, Forbes, and WWD. Over two-thirds of our ring collection is proprietary and available exclusively at Brilliant Earth, and 99% of our customers cited quality of design as an important factor in their purchase decision, according to our Customer Insight Survey.

Our engagement rings are highly personalized to reflect our customers’ individuality and unique preferences. Through our Create Your Own model, customers choose their ideal ring design, precious metal type, and ring size, and select their diamond or gemstone from our marketplace of over 100,000 natural and lab-grown diamonds. The customer’s one-of-a-kind ring is crafted with extraordinary care to fit the exact specifications of their chosen diamond and made just for them, typically in six to twelve business days. We believe the exacting standards of our made-to-order process deliver a higher quality finished product than other offerings that use pre-fabricated rings retrofitted to accommodate a new center gemstone and ring size.

Mission-Driven Ethos

Our mission is to create a more transparent, sustainable, and compassionate jewelry industry. We founded the company to provide an ethical alternative to historical jewelry industry practices, which have raised environmental and social concerns and lacked transparency.

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Transparent: We go above and beyond current industry standards to offer Beyond Conflict Free Diamonds that have been selected for their ethical and environmentally responsible origins. As part of our commitment to transparent sourcing, we expect our suppliers to adhere to our strict Supplier Code of Conduct. We also integrate blockchain technology to showcase the journey of a select collection of blockchain-enabled diamonds. We are a certified and audited member of the Responsible Jewellery Council (“RJC”), a not-for-profit standard setting organization for the jewelry industry.

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Sustainable: Our jewelry is crafted from primarily recycled precious metals and arrives in our iconic ring boxes crafted with wood sourced from Forest Stewardship Council (FSC) certified forests. Our shipping packaging is also primarily recycled content and comes from responsibly managed sources, and we continuously strive to increase the recycled content as part of our commitment to minimizing our environmental footprint. We are also a Certified Carbonfree® company and have partnered with Carbonfund.org to offset our carbon emissions by contributing to Carbonfund’s Envira Amazonia Project, a conservation project focused on protecting 500,000 acres of tropical rainforest in Brazil.

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Compassionate: From our beginnings, we have donated to issues we are passionate about, and volunteering and giving back are especially important to our employees. We are in the process of establishing the Brilliant Earth Foundation, a donor advised fund, to further our philanthropic mission. In 2015, we partnered with the Diamond Development Initiative to fund a primary school in a rural diamond mining community in the Democratic Republic of Congo. With our non-profit partner Pure Earth, we helped empower miners in an artisanal gold mining community in Peru in 2017 by providing training in mercury-free mining practices to help prevent destructive environmental contamination.

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Inclusive: We are deeply committed to diversity, equity, and inclusion, and we strive to embody our values through our product collections, customer experience, non-profit initiatives, and internal practices. We are proud that women comprise majorities of our employees, senior executive team, and board of directors. We are also proud that our CEO and co-founder, Beth Gerstein, serves on the boards of Diamonds Do Good and the Women’s Jewelry Association. 25% of our leadership team and 33% of our total employees identify as a member of a BIPOC community. We believe that diversity makes us a stronger company, and we are proud to be a DEI leader in our industry.

Our Strengths

The Brilliant Earth Brand

We are a mission-driven, premium brand founded on core values of transparency, sustainability, inclusivity and giving back. These values resonate strongly with Millennial and Gen Z customers, 83% of whom say they will buy from brands whose values align with theirs, according to the 5WPR Report. Those same Millennial and Gen Z consumers collectively represented 87% of our active customers according to our Customer Insight Survey. We thoughtfully develop our brand messaging and customer experience to appeal to all genders, which is important because couples are increasingly shopping together for engagement and wedding rings. 72% of Brilliant Earth couples in 2020 and 2021 were both involved in their engagement ring purchase according to our Customer Insight Survey.

Alongside our mission, we believe our joyful, premium customer experience and unique, exclusive jewelry designs drive our strong brand affinity and loyalty, leading to our Net Promoter Score of 75+ every year since 2016. 76% of customers cited brand and 62% of customers cited word-of-mouth referral as an important factor in their decision to purchase from Brilliant Earth according to our Customer Insight Survey. When asked what words come to mind when they think about Brilliant Earth, the top three mentions were terms related to quality, beauty, and ethics.

Since our founding, we have fostered deep connections with our highly engaged community, leading to an outsized social media presence. We believe our brand resonance, authentic content, and relentless focus on staying ahead of social trends have contributed to our leading engagement rates. Our purpose-driven storytelling and beautiful imagery help us connect with our growing community, which as of June 2021 includes over 9.1 million monthly Pinterest viewers, 2.1 million Facebook followers and over 700,000 Instagram followers.

Exceptional Customer Experience

We have reimagined the jewelry shopping experience. Customers have joyful, personalized, and premium experiences on both our e-commerce site and in our reimagined showrooms. We deliver a leading digital platform, dynamic product customization, innovative technology, and a seamless omnichannel experience. For customers who wish to shop in-store, we provide personalized and curated individual appointments. Customers meet with a dedicated jewelry specialist in a fun, relaxing, and educational environment that fosters lasting connections and propels strong engagement and conversion across channels.

Unique and Exclusive Products

Our award-winning in-house design studio creates unique, exclusive styles that are expertly crafted to be beautiful from every angle. We leverage our data to curate collections and inform new product development strategy, so our offerings are current, fresh, and reflect consumer preferences. We have a vast collection of Beyond Conflict Free natural diamonds and lab-grown diamonds that meet rigorous standards for sourcing and quality. Our collection offers extensive coverage across quality characteristics and price points. Through our Create Your Own model, customers can customize their jewelry to reflect their individuality and personal preferences, creating one-of-a-kind jewelry pieces.

Innovative, Data-Driven Technology

As a digitally native company, we use technology to deliver a superior customer experience, improve marketing and operational efficiencies, curate showroom inventory and merchandising, inform real estate decisions, and develop new product designs that reflect consumer preferences. Our proprietary technology includes dynamic visualization, augmented reality try-on, and automated rapid fulfillment of our flagship Create Your Own product. We utilize leading technology for key business functions, including product design and personalization, customer relationship management (“CRM”) and data analytics, inventory and supply chain management, order fulfillment, and more.

We apply cutting-edge technology to innovate and transform our supply chain. We were among the first retail jewelers to offer blockchain diamonds at scale, defining next-generation traceability standards in the jewelry industry. This technology tracks a diamond from its origins at the mining operator, through cutting and polishing, to the customer. This provides even greater transparency into the responsible origins of these blockchain-enabled diamonds.

Capital Efficient Operating Model

We have an asset-light operating model with attractive working capital dynamics, capital efficient showrooms, and a vast virtual inventory of premium natural and lab-grown diamonds. We are able to offer over 100,000 diamonds—hundreds of millions of dollars’ worth—while keeping our balance sheet inventory low, which has driven our attractive inventory turns of over 10x every year since 2018. Our limited owned-inventory and rapid cash cycle—where we are typically paid by our customers before we pay our suppliers—allow us to scale with limited capital outlays.

Our showroom strategy generates highly favorable unit economics and avoids the inefficiencies of traditional jewelers that have too many physical stores, employees, and inventory. Our showrooms are appointment-driven with large catchment regions, so we are less reliant on high foot traffic locations—with their high rents—than traditional retailers. We curate showroom inventory for scheduled visits and need minimal inventory for each location. When not in appointment, our tech-enabled team of jewelry specialists supports online customers, maximizing workforce utilization.

Omnichannel Model Driving Growth and Conversion

We believe our showrooms accelerate our financial performance in the markets where they are located. Metros with a showroom experience over 80% revenue growth on average in the first 12 months—substantially higher than our 32% blended revenue CAGR from 2016 to 2020—and 50% higher conversion within 12 months of opening. 50% of customers who have a showroom appointment ultimately make a purchase. On average, our showrooms yield approximately $8,000 in sales per square foot, far outpacing other jewelry retailers.

Founder-Led and Diverse Leadership Team Committed to Inclusion

We care deeply about diversity, equity, and inclusion. We are led by our CEO and co-founder Beth Gerstein, who also serves on the boards of the Women’s Jewelry Association and Diamonds Do Good. A majority of our board of directors, 67% of employees at the director level and above, and 83% of our total employees are women. 25% of our leadership team and 33% of our total employees identify as a member of a BIPOC community. We believe our commitment to diversity helps drive employee engagement, with 91% of our surveyed employees in 2020 saying, “I am proud to work at Brilliant Earth.” Our diverse team and commitment to inclusion are integral to our company and inform our product offerings and customer experience.

Our Growth Strategies

There is a massive growth opportunity ahead. We are less than one percent penetrated in the jewelry category today. With our purpose-driven brand, digitally-driven omnichannel experience, award-winning products, and loyal customers, we believe we have significant opportunities to grow in both our existing and new markets.

Increase Brand Awareness

Increasing brand awareness and growing favorable brand equity have been and remain central to our growth. As of 2021, our aided brand awareness is 54%, and we believe we have significant room to increase in the U.S. and internationally. From 2018 to 2021, our aided brand awareness grew from 43% to 54% generally and from 53% to 65% among consumers who recently purchased or are in the process of purchasing an engagement ring or wedding ring. We will continue to drive brand awareness through marketing, earned media, showroom expansion, and word-of-mouth referrals.

Expand Omnichannel Reach

We are in the early stages of expanding our showrooms nationwide, and expect to focus in the near term on major urban markets in the U.S. where we can maximize our growth potential. Expanding our number of showrooms has uplifted our e-commerce business, accelerated growth, increased average order value, and improved conversion in the showrooms’ metro regions. We have seen over 80% revenue growth on average over the first 12 months in metro areas where a new showroom has been opened. As we expand into new markets, we expect to see similar uplift in those new geographies.

Currently we have nine locations, and plan to open at least                  more by the end of 2021. Because our showrooms serve as destinations with some customers traveling long distances to visit them, we believe that we can achieve near-national showroom coverage with under 100 locations. We expect this highly efficient showroom model to complement our digital strategy and continue to drive growth and profitability.

Expand Purchase Occasions with Existing and New Customers

Fine jewelry, which includes earrings, necklaces, bracelets, and rings (other than engagement or wedding), represented 63% of the massive global jewelry market in 2020 according to Bain. We believe we have significant opportunity to expand our relationship with our deeply loyal customer base beyond our current core engagement and wedding ring category into special occasions and self-purchases.

Our customer typically begins their Brilliant Earth journey with an engagement ring, so we are often the first significant jewelry purchase in our customer’s life, which we believe creates a lasting, emotional connection with the Brilliant Earth brand. While engagement ring purchases have historically been male-dominated, we thoughtfully built our brand messaging and customer experience to appeal to all genders. Our brand values of beauty, quality, and ethics resonate strongly with Brilliant Earth couples. For all of these reasons, we believe we are uniquely positioned in the industry to build on our brand loyalty to increase future purchases.

To capture these opportunities, we are investing in an expanded fine jewelry assortment, and we will continue to enhance our customer lifetime marketing and data-segmentation capabilities, which we believe will more effectively extend customer relationships beyond engagement and wedding purchases, whether customers are buying a gift or a piece for themselves. With our strong brand resonance with Millennials and Gen Z consumers, we also believe our expanded fine jewelry assortment and strategic customer acquisition will continue to drive fine jewelry orders from new customers.

Expand Internationally

We are in the early stages of expanding globally and believe there is significant opportunity for expansions. Approximately $239 billion of the almost $300 billion global fine jewelry market is outside of the U.S. Our early proof points from localizing our website for Canada, Australia, and the United Kingdom show promising growth in those markets. In addition, we have sold to customers from over 50 countries despite minimal existing language, logistics and currency support for those geographies. We believe that these are early positive signals and that there is substantial potential to launch e-commerce in new overseas markets, particularly in Asia, which is a large and fast-growing market for fine jewelry, and new showrooms in countries where we have already established a localized digital presence.

Summary Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:

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we have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture, and financial performance may suffer;

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increases in the costs of diamonds, other gemstones, and precious metals, lead times, supply shortages, and supply changes could disrupt our business and have an adverse effect on our operations, financial condition, and results;

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our business model relies on maintaining a low cost of production and distribution. Fluctuations in the pricing and supply of diamonds, other gemstones, and precious metals, particularly responsibly sourced natural and lab-grown diamonds and recycled precious metals such as gold, which account for the majority of our merchandise costs, increases in labor costs for manufacturing such as wage rate increases, as well as inflation, and energy prices could adversely impact our earnings and cash availability;

•	if we fail to cost-effectively turn existing customers into repeat customers or to acquire new customers, our business, financial condition, and results of operations would be harmed;

•	we plan to expand showrooms in the U.S., which may expose us to significant risks;

•	the COVID-19 pandemic has had, and may in the future continue to have, a material adverse impact on our business;

•	we have a history of losses, and we may be unable to sustain profitability;

•	the fine jewelry retail industry is highly competitive, and if we do not compete successfully, our business may be adversely impacted;

•	our profitability and cash flows may be negatively affected if we are not successful in managing our inventory balances and inventory shrinkage;

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we derive a significant portion of our revenue from sales of our Create Your Own rings. A decline in sales of our Create Your Own rings would negatively affect our business, financial condition, and results of operations;

•	if we fail to maintain and enhance our brand, our ability to engage or expand our base of customers may be impaired and our business, financial condition, and results of operations may suffer;

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our marketing efforts to help grow our business may not be effective, and failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our e-commerce and omnichannel approach to shopping for fine jewelry;

•	environmental, social, and governance matters may impact our business and reputation;

•	our e-commerce and omnichannel business faces distinct risks, and our failure to successfully manage those risks could have a negative impact on our profitability;

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if we are unable to effectively anticipate and respond to changes in consumer preferences and shopping patterns, or are unable to introduce new products or programs that appeal to new or existing customers, our sales and profitability could be adversely affected;

•	we expect a number of factors to cause our results of operations and operating cash flows to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance;

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the Tax Receivable Agreement requires us to make cash payments to the Continuing Equity Owners in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial;

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our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners that will not benefit holders of our Class A common stock to the same extent that it will benefit the Continuing Equity Owners; and

•	the significant influence Mainsail and our Founders will have over us after the Transactions, including control over decisions that require the approval of stockholders.

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Summary of the Transactions

Brilliant Earth Group, Inc., a Delaware corporation, was formed on June 2, 2021 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering, all of our business operations have been conducted through Brilliant Earth, LLC. Prior to the Transactions, we expect there will initially be one holder of common stock of Brilliant Earth Group, Inc. We will consummate the following organizational transactions in connection with this offering:

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we will amend and restate the existing limited liability company agreement of Brilliant Earth, LLC, which will become effective prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in Brilliant Earth, LLC into                  LLC Interests and (2) appoint Brilliant Earth Group, Inc. as the sole managing member of Brilliant Earth, LLC upon its acquisition of LLC Interests in connection with this offering;

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we will amend and restate Brilliant Earth Group, Inc.’s certificate of incorporation and will be authorized to issue four classes of common stock, which we refer to collectively as our “common stock,” and which are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	1	No
Class C common stock	10	No
Class D common stock	10	Yes

Voting shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders. We will issue shares of our Class A common stock to the investors in this offering. Our Class B common stock may only be held by the Continuing Equity Owners (excluding our Founders) and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B common stock.” Our Class C common stock and Class D common stock may only be held by our Founders and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class C common stock” and “Description of Capital Stock—Common Stock—Class D common stock.” No shares of our Class D common stock will be outstanding upon the closing of this offering, but may be issued after the consummation of this offering by us in connection with an exchange by the Founders of their LLC Interests (along with an equal number of shares of Class C common stock (and such shares shall be immediately cancelled)). We do not intend to list our Class B common stock, Class C common stock or Class D common stock on any stock exchange;

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we will issue shares of our Class B common stock to the Continuing Equity Owners (excluding our Founders), which is equal to the number of LLC Interests held by such Continuing Equity Owners (excluding our Founders), for nominal consideration;

•	we will issue shares of our Class C common stock to our Founders, which is equal to the number of LLC Interests held by such Founder, for nominal consideration;

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we will issue                  shares of our Class A common stock to the purchasers in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $                 million (or approximately $                 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $                 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discount and estimated offering expenses payable by us;

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we will use the net proceeds from this offering to purchase                  newly issued LLC Interests (or                  LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Brilliant Earth, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us;

•	Brilliant Earth, LLC intends to use the net proceeds from the sale of LLC Interests to Brilliant Earth Group, Inc. for general corporate purposes, as described under “Use of Proceeds;” and

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Brilliant Earth Group, Inc. will enter into (1) the Stockholders Agreement with Mainsail and our Founders, (2) the Registration Rights Agreement with certain of the Continuing Equity Owners, and (3) the Tax Receivable Agreement with Brilliant Earth, LLC and the Continuing Equity Owners. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement, and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Immediately following the consummation of the Transactions (including this offering):

•	Brilliant Earth Group, Inc. will be a holding company and its principal asset will consist of LLC Interests it acquires directly from Brilliant Earth, LLC;

•	Brilliant Earth Group, Inc. will be the sole managing member of Brilliant Earth, LLC and will control the business and affairs of Brilliant Earth, LLC;

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Brilliant Earth Group, Inc. will own, directly or indirectly,                  LLC Interests of Brilliant Earth, LLC, representing approximately     % of the economic interest in Brilliant Earth, LLC (or                  LLC Interests, representing approximately     % of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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the Continuing Equity Owners (excluding Mainsail and our Founders) will own (1)                  LLC Interests of Brilliant Earth, LLC, representing approximately     % of the economic interest in Brilliant Earth, LLC (or                  LLC Interests, representing approximately     % of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)                  shares of Class B common stock of Brilliant Earth Group, Inc., representing approximately     % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock (or                  shares of Class B common stock of Brilliant Earth Group, Inc., representing approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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Mainsail will own (1)                  LLC Interests of Brilliant Earth, LLC, representing approximately     % of the economic interest in Brilliant Earth, LLC (or approximately     % of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)                  shares of Class B common stock of Brilliant Earth Group, Inc., representing approximately     % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock (or approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	our Founders will own (1) LLC Interests of Brilliant Earth, LLC, representing approximately % of the economic interest in Brilliant Earth, LLC (or approximately %

of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)                  shares of Class C common stock of Brilliant Earth Group, Inc., representing approximately     % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock (or approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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the purchasers in this offering will own (1)                  shares of Class A common stock of Brilliant Earth Group, Inc. (or                  shares of Class A common stock of Brilliant Earth Group, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately     % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock and approximately     % of the economic interest in Brilliant Earth Group, Inc. (or approximately     % of the combined voting power and approximately     % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Brilliant Earth Group, Inc.’s ownership of LLC Interests, indirectly will hold approximately     % of the economic interest in Brilliant Earth, LLC (or approximately     % of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

As the sole managing member of Brilliant Earth, LLC, we will operate and control all of the business and affairs of Brilliant Earth, LLC and, through Brilliant Earth, LLC, conduct our business. Following the Transactions, including this offering, Brilliant Earth Group, Inc. will control the management of Brilliant Earth, LLC as its sole managing member. As a result, Brilliant Earth Group, Inc. will consolidate Brilliant Earth, LLC and record a significant non-controlling interest in a consolidated entity in Brilliant Earth Group, Inc.’s consolidated financial statements for the economic interest in Brilliant Earth, LLC held by the Continuing Equity Owners.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $                 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). For more information regarding the impact of the initial offering price on the share information included throughout this prospectus, see “—The Offering.”

Our corporate structure following this offering, as described below, is commonly referred to as an umbrella partnership-C corporation (“Up-C”) structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing Equity Owners to retain their equity ownership in Brilliant Earth, LLC and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “flow-through” entity, for U.S. federal income tax purposes following the offering. Investors in this offering will, by contrast, hold their equity ownership in Brilliant Earth Group, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. One of the tax benefits to the Continuing Equity Owners associated with this structure is that future taxable income of Brilliant Earth, LLC that is allocated to the Continuing Equity Owners will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the Continuing Equity Owners may redeem or exchange their LLC Interests for newly issued shares of our Class A common stock or Class D common stock, as applicable, on a one-for-one basis or, at our option, for cash, the Up-C structure also provides the Continuing Equity Owners with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. The Continuing Equity Owners and Brilliant Earth Group, Inc. also each expect to benefit from the Up-C structure as a result of certain cash tax savings arising from redemptions or exchanges of the Continuing Equity Owner’s LLC Interests for Class A

common stock or Class D common stock, as applicable, or cash, and certain other tax benefits covered by the Tax Receivable Agreement discussed in “Certain Relationships and Related Party Transactions–Tax Receivable Agreement.” See “Risk Factors—Risks Related to Our Organizational Structure.” In general, the Continuing Equity Owners expect to receive payments under the Tax Receivable Agreement of 85% of the amount of certain tax benefits, as described below, and Brilliant Earth Group, Inc. expects to benefit in the form of cash tax savings in amounts equal to 15% of certain tax benefits, as described below. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will reduce cash otherwise arising from such tax savings. We expect such payments will be substantial.

As described below under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” prior to the completion of this offering, we will enter into a tax receivable agreement with Brilliant Earth, LLC and the Continuing Equity Owners that will provide for the payment by Brilliant Earth Group, Inc. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Brilliant Earth Group, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (1) increases in the tax basis of assets of Brilliant Earth, LLC resulting from (a) Brilliant Earth Group, Inc.’s purchase of LLC interests directly from Brilliant Earth, LLC, as described under “Use of Proceeds,” (b) future redemptions or exchanges of LLC Interests for Class A common stock or cash as described below under “—Redemption rights of holders of LLC Interests,” and (c) certain distributions (or deemed distributions) by Brilliant Earth, LLC; and (2) certain tax benefits arising from payments made under the Tax Receivable Agreement.

For more information regarding the Transactions and our structure, see “Our Organizational Structure.”

Ownership Structure

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)	Investors in this offering will hold approximately % of the voting interest.
(2)	Beth Gerstein and Eric Grossberg will hold their Class C common stock of Brilliant Earth Group, Inc. through Just Rocks, for which they share ownership equally.
(3)

Comprised of                  shares of Class B common stock to be held by Mainsail Partners III, L.P.,     shares of Class B common stock to be held by Mainsail Co-Investors III, L.P. and                  shares of Class B common stock to be held by Mainsail Incentive Program, LLC.

Brilliant Earth Group, Inc., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on June 2, 2021. Our corporate headquarters are located at 26 O’Farrell Street, 10th Floor, San Francisco, CA 94108. Our telephone number is (800) 691-0952. Our principal website address is www.brilliantearth.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

After giving effect to the Transactions, including this offering, Brilliant Earth Group, Inc. will be a holding company whose principal asset will consist of     % of the outstanding LLC Interests of Brilliant Earth, LLC (or     % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Mainsail

Mainsail Partners is a growth equity firm that invests in fast-growing, bootstrapped technology companies. The firm has raised over $1.2 billion across five flagship funds and has invested in more than 50 growing companies since 2003. Mainsail prioritizes investments in technology companies with differentiated products and compelling business models in growing markets. The firm’s approach to driving value creation is anchored in a dedicated Operations Team that is purpose-built to help founders scale their businesses and accelerate growth. These women and men include former software company operators who leverage real-world experience, well-established best practices, and a true partnership ethos to support management teams.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:

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we are required to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	we are not required to engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

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we are not required to comply with the requirement of the Public Company Accounting Oversight Board (“PCAOB”), regarding the communication of critical audit matters in the auditor’s report on the financial statements;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” and

•

we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation.

We may take advantage of these reduced reporting and other requirements until such time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt the reduced requirements with respect to our financial statements and the related selected financial data and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure, including in this prospectus.

In addition, the JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period. As a result, the information that we provide to stockholders may be different than the information you may receive from other public companies in which you hold equity.

The Offering

Issuer	Brilliant Earth Group, Inc.

Shares of Class A common stock offered by us	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Underwriters’ option to purchase additional shares of Class A common stock from us	shares.

Shares of Class A common stock to be outstanding immediately after this offering	shares, representing approximately % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock (or shares, representing approximately % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), % of the economic interest in Brilliant Earth Group, Inc., and % of the indirect economic interest in Brilliant Earth, LLC.

Shares of Class B common stock to be outstanding immediately after this offering	shares, representing approximately % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock (or shares, representing approximately % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in Brilliant Earth Group, Inc.

Shares of Class C common stock to be outstanding immediately after this offering	shares, representing approximately % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock (or shares, representing approximately % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in Brilliant Earth Group, Inc.

Shares of Class D common stock to be outstanding immediately after this offering	None. Shares of our Class D common stock have economic and voting rights.

LLC Interests to be held by us immediately after this offering	LLC Interests, representing approximately % of the economic interest in Brilliant Earth, LLC (or LLC Interests, representing approximately % of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

LLC Interests to be held directly by the Continuing Equity Owners (excluding Mainsail and our Founders) immediately after this offering	LLC Interests, representing approximately % of the economic interest in Brilliant Earth, LLC (or LLC Interests, representing approximately % of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

LLC Interests to be held by Mainsail immediately after this offering	LLC Interests, representing approximately % of the economic interest in Brilliant Earth, LLC (or LLC Interests, representing approximately % of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

LLC Interests to be held by our Founders immediately after this offering	LLC Interests, representing approximately % of the economic interest in Brilliant Earth, LLC (or LLC Interests, representing approximately % of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Ratio of shares of Class A common stock to LLC Interests	Our amended and restated certificate of incorporation and the Brilliant Earth LLC Agreement will require that we and Brilliant Earth, LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us, except as otherwise determined by us.

Ratio of shares of Class B common stock to LLC Interests

Our amended and restated certificate of incorporation and the Brilliant Earth LLC Agreement will require that we and Brilliant Earth, LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing Equity Owners (excluding our Founders) and their respective permitted transferees and the number of LLC Interests owned by the Continuing Equity Owners (excluding our Founders) and their respective permitted transferees, except as otherwise determined by us. Immediately after the Transactions, the Continuing Equity Owners (excluding our Founders) will together own 100% of the outstanding shares of our Class B common stock.

Ratio of shares of Class C common stock to LLC Interests	Our amended and restated certificate of incorporation and the Brilliant Earth LLC Agreement will require that we and Brilliant Earth, LLC at all times maintain a one-to-one ratio between the number of shares of Class C common stock owned by our Founders and their respective permitted transferees and the number of LLC Interests owned by our Founders and their respective permitted transferees, except as otherwise determined by us. Immediately after the Transactions, our Founders will together own 100% of the outstanding shares of our Class C common stock.

Ratio of shares of Class D common stock to LLC Interests	Our amended and restated certificate of incorporation and the Brilliant Earth LLC Agreement will require that we and Brilliant Earth, LLC at all times maintain a one-to-one ratio between the number of shares of Class D common stock issued by us and the number of LLC Interests owned by us, except as otherwise determined by us.

Permitted holders of shares of Class B common stock	Only the Continuing Equity Owners (excluding our Founders) and the permitted transferees of Class B common stock as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are transferable for shares of Class A common stock only together with an equal number of LLC Interests. See “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement—Agreement in Effect Upon Consummation of the Transactions.”

Permitted holders of shares of Class C common stock	Only our Founders and the permitted transferees of Class C common stock as described in this prospectus will be permitted to hold shares of our Class C common stock. Shares of Class C common stock are transferable for shares of Class D common stock only together with an equal number of LLC Interests. See “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement—Agreement in Effect Upon Consummation of the Transactions.”

Permitted holders of shares of Class D common stock	Only our Founders and the permitted transferees of Class D common stock as described in this prospectus will be permitted to hold shares of our Class D common stock. If any such shares are transferred to any other person, they automatically convert into shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement—Agreement in Effect Upon Consummation of the Transactions.”

Voting rights	Holders of shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class A common stock and Class B common stock entitles its holders to one vote per share and each share of our Class C common stock and Class D common stock entitles its holders to 10 votes per share on all matters presented to our stockholders generally. See “Description of Capital Stock.”

Redemption rights of holders of LLC Interests	The Continuing Equity Owners (excluding our Founders) may, subject to certain exceptions, from time to time at each of their options require Brilliant Earth, LLC to redeem all or a portion of their LLC Interests in exchange for, at our election (determined solely by our independent directors (within the meaning of the rules of the ) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Brilliant Earth LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the ) who are disinterested), we may effect a direct exchange by Brilliant Earth Group, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement—Agreement in Effect Upon Consummation of the Transactions.” Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of LLC Interests pursuant to the terms of the Brilliant Earth LLC Agreement, a number of shares of our Class B common stock registered in the name of the redeeming or exchanging Continuing Equity Owner will automatically be transferred to the Company and will be cancelled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged.

Our Founders may, subject to certain exceptions, from time to time at each of their options require Brilliant Earth, LLC to redeem all or a portion of their LLC Interests in exchange for, at our election (determined solely by our independent directors (within the meaning of the rules of the ) who are disinterested), newly-issued shares of our Class D common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Brilliant Earth LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the ) who are disinterested), we may effect a direct exchange by Brilliant Earth Group, Inc. of such Class D common stock or such cash, as applicable, for such LLC Interests. Our Founders may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement—Agreement in Effect Upon Consummation of the Transactions.” Simultaneously with the payment of cash or shares of Class D common stock, as applicable, in connection with a redemption or exchange of LLC Interests pursuant to the terms of the Brilliant Earth LLC Agreement, a number of shares of our Class C common stock registered in the name of the redeeming or exchanging Founder will automatically be transferred to the Company and will be cancelled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged.

Use of proceeds

We estimate, based upon an assumed initial public offering price of $                per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $                million (or $                million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to purchase                 newly issued LLC Interests (or                 LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Brilliant Earth, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us. Brilliant Earth, LLC intends to use the net proceeds from the sale of LLC Interests to Brilliant Earth Group, Inc. for general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. Brilliant Earth, LLC will bear or reimburse Brilliant Earth Group, Inc. for all of the expenses of this offering. See “Use of Proceeds.”

Dividend policy	We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore, we do not anticipate declaring or paying any cash dividends on our Class A common stock and Class D common stock in the foreseeable future. Holders of our Class B common stock and Class C common stock are not entitled to participate in any dividends declared by our board of directors. Because we are a holding company, our ability to pay cash dividends on our Class A common stock and Class D common stock depends on our receipt of cash distributions from Brilliant Earth, LLC. Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends, and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Controlled company exception

After the consummation of the Transactions, we will be considered a “controlled company” for the purposes of the                 rules as                will have more than 50% of the voting power for the election of directors. See “Principal Stockholders.” As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the                 rules; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. As a result, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so.

Tax receivable agreement	We will enter into a Tax Receivable Agreement with Brilliant Earth, LLC and the Continuing Equity Owners that will provide for the payment by Brilliant Earth Group, Inc. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Brilliant Earth Group, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (1) increases in the tax basis of assets of Brilliant Earth, LLC resulting from (a) Brilliant Earth Group, Inc.’s purchase of LLC Interests directly from Brilliant Earth, LLC, as described under “Use of Proceeds,” (b) future redemptions or exchanges of LLC Interests for Class A common stock or cash as described above under “—Redemption rights of holders of LLC Interests,” and (c) certain distributions (or deemed distributions) by Brilliant Earth, LLC; and (2) certain tax benefits arising from payments made under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement.

Registration rights agreement	Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to certain of the Continuing Equity Owners in connection with the Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a discussion of the Registration Rights Agreement.

Risk factors	See “Risk Factors” beginning on page 32 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Trading symbol	We intend to apply to list our Class A common stock on the under the symbol “ .”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•

gives effect to the amendment and restatement of the Brilliant Earth LLC Agreement that converts all existing ownership interests in Brilliant Earth, LLC into                 LLC Interests, as well as the filing of our amended and restated certificate of incorporation;

•	gives effect to the other Transactions, including the consummation of this offering;

•

excludes                shares of Class A common stock reserved for issuance under our 2021 Incentive Award Plan (the “2021 Plan”), as described under the caption “Executive Compensation—Equity Compensation Plans—2021 Incentive Award Plan”;

•	assumes an initial public offering price of $ per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus; and

•	assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us.

Summary Historical Financial and Other Data

The following tables present the summary historical financial and other data for Brilliant Earth, LLC. Brilliant Earth, LLC is the predecessor of Brilliant Earth Group, Inc. for financial reporting purposes. The summary statements of operations data and statements of cash flows data for the years ended December 31, 2020 and 2019, and the summary balance sheet data as of December 31, 2020 and 2019 are derived from the audited financial statements of Brilliant Earth, LLC included elsewhere in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the audited financial statements and the accompanying notes included elsewhere in this prospectus.

The summary unaudited pro forma condensed combined financial information of Brilliant Earth Group, Inc. presented below have been derived from our unaudited pro forma condensed combined financial information included elsewhere in this prospectus. The unaudited pro forma condensed combined financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Condensed Combined Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed combined financial information.

The summary historical financial and other data of Brilliant Earth Group, Inc. has not been presented because Brilliant Earth Group, Inc. is a newly-incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Brilliant Earth Group, Inc. Pro Forma (1)	Historical Brilliant Earth, LLC
	Year Ended December 31,	Year Ended December 31,
	2020	2020	2019
	(in thousands, except share and per share data)
Statements of operations data:
Net sales	$	$251,820	$201,343

Cost of sales		139,518	116,421

Gross profit		112,302	84,922
Operating expenses:
Selling, general and administrative		85,710	90,317

Income (loss) from operations		26,592	(5,395)
Interest expense		(4,942)	(2,257)

Other expense, net		(74)	(126)

Net income (loss)	$	$21,576	$(7,778)

	Brilliant Earth Group, Inc. Pro Forma (1)	Historical Brilliant Earth, LLC
	Year Ended December 31,	Year Ended December 31,
	2020	2020	2019
	(in thousands, except share and per share data)
Pro forma per share data:
Pro forma net income (loss) per share:
Basic	$
Diluted	$
Pro forma weighted-average shares used to compute pro forma net income (loss) per share:
Basic
Diluted

Balance sheet:
Cash and cash equivalents	$	$66,269	$40,394
Total current assets		82,972	53,669
Total assets		85,216	55,925
Total current liabilities		38,708	31,964
Long-term debt, net of debt issuance costs		62,211	32,654
Total liabilities		104,284	66,615
Redeemable convertible preferred units		66,327	80,829
Total members’ deficit		(85,395)	(91,519)
Working capital, excluding cash(2)		(22,005)	(18,689)

Statements of cash flows:
Net cash provided by operating activities		$26,723	$567
Net cash used in investing activities		(584)	(678)
Net cash (used in) provided by financing activities		(263)	22,603

Net increase in cash, cash equivalents, and restricted cash		$25,876	$22,492

Other data(3):
Adjusted EBITDA(4)	$	$27,526	$(4,503)
Net income margin	$	8.6%	(3.9% )
Adjusted EBITDA margin(4)	$	10.9%	(2.2% )

(1)

Gives pro forma effect to the Transactions, including the offering and sale of                 shares of Class A common stock in this offering at an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information”.

(2)	Working capital represents current assets less current liabilities.
(3)

For definitions and further information about how we calculate operating data, including a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to their most directly comparable GAAP financial measure, net income (loss) and net income (loss) margin, and why we consider Adjusted EBITDA and Adjusted EBITDA margin useful, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics and non-GAAP Financials.”

(4)

Adjusted EBITDA and Adjusted EBITDA margin are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. We define Adjusted EBITDA as net income (loss) excluding interest expense, depreciation and amortization expense, showroom pre-opening expense, equity-based compensation expense and other expense, net and other unusual and/or infrequent costs, which we do not consider in our evaluation of ongoing operating performance. We define Adjusted EBITDA margin as Adjusted EBITDA calculated as a percentage of net sales. Our non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA margin may be different than a similarly titled measure used by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information about Adjusted EBITDA.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, or results of operations. In such case, the trading price of our Class A common stock could decline, and you may lose some or all of your original investment.

Risks Related to Our Business and Industry

We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture, and financial performance may suffer.

We have grown rapidly over the last several years, and our recent growth rates and financial performance should not necessarily be considered indicative of our future performance. We were founded in 2005 and since then, we have grown to nine showrooms across the U.S. as of December 31, 2020. Additionally, our net sales increased 25.1% from $201.3 million for the year ended December 31, 2019 to $251.8 million for the year ended December 31, 2020. To effectively manage and capitalize on our growth, we must continue to expand our sales and marketing, continue to open showrooms in strategic locations, focus on innovative product and website development, and upgrade our management information systems and other processes. Our continued growth has in the past, and could in the future, strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training, and managing a diffuse and growing employee base. Failure to scale and preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Moreover, the vertically integrated nature of our business, where we create our designs, source natural and lab-grown diamonds as well as other gemstones, customize our IT systems, and sell our products exclusively through our own showrooms and custom e-commerce site, exposes us to risk and disruption at many points that are critical to successfully operating our business and may make it more difficult for us to scale our business. If we do not adapt to meet these evolving challenges, or if our management team does not effectively scale with our growth, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed.

Our growth strategy contemplates a significant increase in our advertising and other marketing spending, expanding our product offerings, and expanding our showroom presence. Many of our existing showrooms are relatively new, and we cannot assure you that these showrooms or that future showrooms will generate net sales and cash flow comparable with those generated by our more mature showrooms, especially as we move to new geographic markets. We also cannot assure you that there will not be delays in the development of our planned new showrooms, including those that we are currently planning to open by the end of 2021. Moreover, certain occurrences outside of our control may result in the closure of our showrooms or delay the development of new showrooms. For example, as a result of the ongoing COVID-19 pandemic, we temporarily closed all of our showrooms, and while we have reopened all showrooms, we have been under new operating limitations such as limited showroom capacity, including limited in-store appointments, mask guidelines for employees and customers, and other constraints on our previous retail sales strategies. We are unable to predict whether consumer shopping behaviors will change as we make these changes to adjust to the

COVID-19 pandemic. Further, many of our showrooms are leased pursuant to multi-year short-term leases, and our ability to negotiate favorable terms on an expiring lease or for a lease renewal option may depend on factors that are not within our control. In addition, our ability to expand our showroom presence depends on our ability to find suitable showroom locations and negotiate acceptable lease terms. Successful implementation of our growth strategy will require significant expenditures before any substantial associated revenue is generated, and we cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth.

The industry for design-driven, responsibly-sourced fine jewelry is rapidly evolving and may not develop as we expect. Even if our net sales continue to increase, our net sales growth rates may decline in the future as a result of a variety of factors, including macroeconomic factors, changes in supply and in the supply chain, changes in consumer preferences, increased competition, and the maturation of our business. As a result, you should not rely on our net sales growth rate for any prior period as an indication of our future performance. Overall growth of our net sales will depend on a number of factors, including our ability to:

•	price our products and services effectively so that we are able to attract new customers, and expand our relationships with existing customers;

•	accurately forecast our net sales and plan our operating expenses;

•

successfully compete with other companies that are currently in, or may in the future enter, the markets in which we compete, and respond to developments from these competitors such as pricing changes and the introduction of new products and services;

•	comply with existing and new laws and regulations applicable to our business;

•	successfully expand in existing markets and enter new markets, including new geographies and categories;

•	successfully launch new offerings and enhance our products and services and their features, including in response to new trends or competitive dynamics or the needs or preferences of customers;

•	successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our business;

•	avoid interruptions or disruptions in distributing our products and services;

•	an increase in the supply of natural or lab-grown diamonds could result in a decrease in diamond prices;

•	provide customers with high-quality support that meets their needs;

•	hire, integrate, and retain talented sales, customer service, and other personnel;

•	effectively manage growth of our business, personnel, and operations, including new showroom openings;

•	effectively manage our costs related to our business and operations; and

•	maintain and enhance our reputation and the value of our brand.

Because we have a limited history operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the market in which we sell our products and services, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our future growth effectively could have an adverse effect on our business, financial condition, and operating results.

We also expect to continue to expend substantial financial and other resources to ready our business for growth, and we may fail to allocate our resources in a manner that results in increased net sales growth in our business. Additionally, we may encounter unforeseen operating expenses, challenges, complications, delays, and other unknown factors that may result in losses in future periods. If our net sales growth does not meet our expectations in future periods, our business, financial condition, and results of operations may be harmed, and we may not sustain or increase profitability in the future.

Increases in the costs of diamonds, other gemstones and precious metals, lead times, supply shortages, and supply changes could disrupt our business and have an adverse effect on our operations, financial condition, and results.

Meeting customer demand partially depends on our ability to obtain timely and adequate delivery of materials for our products and services. The materials that go into the manufacturing of our products and services are sourced from a limited number of suppliers that are expected to adhere to our strict Supplier Code of Conduct and compliance requirements. Additionally, our natural diamonds in particular are subject to our Beyond Conflict Free Diamonds standards, requiring our suppliers to source diamonds that originate from specific mine operators that follow internationally recognized labor, trade, and environmental standards. Similarly, our gold and silver fine jewelry is crafted from recycled precious metals. Limited supply in the market poses a challenge to source recycled platinum, so we work with our suppliers to source recycled platinum when available and from refiners that are known to use recycled materials in their platinum products. We do not have long-term arrangements with most of our materials suppliers, and disruptions in the supply chain, such as those due to the COVID-19 pandemic, may affect the availability and cost of recycled precious metal, Beyond Conflict Free Diamonds, and other materials used in our products. Additionally, our Beyond Conflict Free Diamonds standards go beyond the Kimberly Process definition of “conflict free” diamonds, which limits our supply of ethically and environmentally sourced diamonds more than other fine jewelers. We are therefore subject to the risk of shortages and long lead times in the supply of these materials, and the risk that our suppliers discontinue or modify materials used in our products.

In addition, the lead times associated with certain materials are lengthy and may impede or preclude rapid changes in design, quantities, and delivery schedules. Our ability to meet increases in demand has been, and may in the future be, impacted by our reliance on the availability of materials. We have in the past and may in the future experience supply shortages, and the predictability of the availability of these materials may be limited. In the event of a shortage or interruption of supply of these materials, we may not be able to develop alternate sources in a timely or cost-effective manner. Developing alternate sources of supply for these materials may be time-consuming, difficult, and costly, and we may not be able to source these materials on terms that are acceptable to us, or at all, which may undermine our ability to fill orders in a timely manner. Any interruption or delay in the supply of any of these parts or materials, or the inability to obtain these materials from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to timely ship products to our customers.

Moreover, volatile economic conditions may make it more likely that our suppliers and logistics providers may be unable to timely deliver supplies, or at all, and there is no guarantee that we will be able to timely locate alternative suppliers of comparable quality at an acceptable price. In addition, international supply chains may be impacted by events outside of our control and limit our ability to procure timely delivery of supplies or finished goods and services. Importing and exporting has involved more risk as since at least the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain materials. Several of the materials that go into the manufacturing of our products are sourced internationally. These issues have been further exacerbated by the COVID-19 pandemic: we have seen, and may continue to see, increased congestion and/or new import/export restrictions implemented at ports that we rely on for our business. In some cases, we have had to secure alternative transportation, such as air freight, or use alternative routes, at increased costs to run our supply chain. These tariffs have an impact on our materials costs and have the potential to have an even greater impact depending on the outcome of the current trade negotiations. Increases in our materials costs could have a material effect on our gross margins. The loss of a significant supplier, an increase in materials costs, or delays or disruptions in the delivery of materials, could adversely impact our ability to generate future net sales and earnings and have an adverse effect on our business, financial condition, and operating results.

Our business model relies on maintaining a low cost of production and distribution. Fluctuations in the pricing and supply of diamonds, other gemstones, and precious metals, particularly responsibly sourced natural and lab-grown diamonds and recycled precious metals such as gold, which account for the majority of our merchandise costs, increases in labor costs for manufacturing such as wage rate increases, as well as inflation, and energy prices could adversely impact our earnings and cash availability.

The jewelry industry generally is affected by fluctuations in the price and supply of responsibly sourced natural diamonds, lab-grown diamonds, gold, and other precious and semi-precious metals and gemstones.

The mining, production, and inventory policies followed by major producers of rough diamonds can have a significant impact on natural diamond prices and demand, as can the inventory and buying patterns of jewelry retailers and other parties in the supply chain. The availability of diamonds is significantly influenced by the political situation in diamond producing countries and by the Kimberley Process, an inter-governmental agreement for the international trading of rough diamonds. Until acceptable alternative sources of diamonds can be developed, any sustained interruption in the supply of diamonds from significant producing countries, or to the trading in rough and polished diamonds, which could occur as a result of disruption to the Kimberley Process, could adversely affect our business, as well as the retail jewelry market as a whole. In addition, the current Kimberley Process decision-making procedure is dependent on reaching a consensus among member governments, which can result in the protracted resolution of issues, and there is little expectation of significant reform over the long-term. The impact of this review process on the supply of diamonds, and consumers’ perception of the diamond supply chain, is unknown. Our diamonds in particular are subject to our Beyond Conflict Free Diamonds standards requiring our suppliers to source diamonds that originate from specific mine operators who follow internationally recognized labor, trade, and environmental standards. The possibility of constraints in the supply of diamonds we require to meet our Beyond Conflict Free Diamonds requirements or our recycled or lab-grown diamonds requirements may result in changes in our supply chain practices. Additionally, a substantial increase in the supply of natural or lab-grown diamonds could result in a change in consumer perception of the value of diamonds as well as a decrease in the price of diamonds, which generally depend on the attributes of the diamond.

Similarly, we use primarily recycled precious metals in our gold and silver fine jewelry. There is a limited supply of recycled platinum, so we work with our suppliers to source recycled platinum when available and from refiners that are known to use recycled materials in their platinum products. In addition, we may from time to time choose to hold more inventory, purchase raw materials at an earlier stage in the supply chain, or enter into commercial agreements of a nature that we currently do not use. Such actions could require the investment of cash and/or additional management skills, and may not resolve supply issues or result in the expected returns and other projected benefits anticipated by management.

An inability to increase retail prices to reflect higher diamond, gemstone, or precious metal costs would result in lower profitability. There could also be a lag time before particularly sharp increases or other volatility in diamond, gemstones, and precious metal costs can be reflected in retail prices. Even if price changes are implemented, there is no certainty that these changes will be sustainable or sufficient. These factors may cause decreases in gross margins and earnings. In addition, any sustained increases in the cost of diamonds, other gemstones, and precious metals could increase costs, disrupt sales, or require higher inventory levels or changes in the merchandise available to customers.

In addition, increases in labor costs for manufacturing due to compensation, wage pressure, and other expenses may adversely affect our profitability. Increases in minimum wages and other wage and hour regulations can exacerbate this risk. Additional tariffs or other future cost increases, such as increases in the cost of merchandise, shipping rates, raw material prices, freight costs, and store occupancy costs, may also reduce our profitability. Inflationary pressures could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices and lease and utility costs, may increase our cost of products sold or selling, general, and administrative expenses. Our model and competitive pressures in the fine jewelry industry may inhibit our ability to reflect these increased costs in the prices of our products, in which case such increased costs could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to cost-effectively turn existing customers into repeat customers or to acquire new customers, our business, financial condition, and results of operations would be harmed.

The growth of our business is dependent upon our ability to continue to grow by cost-effectively turn existing customers into repeat customers and adding new customers. Although we believe that many of our customers originate from word-of-mouth and other non-paid referrals, we expect to continue to expend resources and run marketing campaigns to acquire additional customers, all of which could impact our overall profitability. If we are not able to continue to expand our customer base or fail to retain customers, our net sales may grow more slowly than expected or decline.

Gaining market acceptance of the e-commerce and omnichannel approach to shopping for fine jewelry is critical to our continued customer retention and growth. Historically, consumers have been slower to adopt online shopping for fine jewelry than e-commerce offerings in other industries like consumer electronics and apparel. Transitioning the consumer in-store experience to an online platform for fine jewelry is difficult because jewelry tends to be a considered and high-value purchase that consumers like to physically see and touch before making a purchase. Changing traditional fine jewelry retail habits is difficult, and if consumers and retailers do not embrace the transition to an e-commerce and omnichannel fine jewelry retail experience as we expect, our business and operations could be harmed. Moreover, even if more consumers begin to shop for fine jewelry online, if we are unable to address their changing needs and anticipate or respond to market trends and new technologies in a timely and cost-efficient manner, we could experience increased customer churn and other negative impacts on our business and results of operations.

Our ability to attract new customers and increase net sales from existing customers also depends in large part on our ability to enhance and improve our existing products and to introduce new products and services, in each case, in a timely manner. We also must be able to identify and originate trends, as well as anticipate and react to changing consumer demands in a timely manner. The success of new products and services depends on several factors, including their timely introduction and completion, sufficient demand, and cost effectiveness. We are building and improving machine learning models and other technological capabilities to drive improved customer experience, as well as efficiencies in our operations, such as virtual try-ons, virtual appointments with jewelry specialists, optimized payment processing and customer service, and automated key support workflows. While we expect these technologies to lead to improvements in the performance of our business and operations, including inventory prediction and customer traffic prediction and management, any flaws or failures of such technologies could cause interruptions or delays in our service, which may harm our business.

Our number of customers may decline materially or fluctuate as a result of many factors, including, among other things:

•	dissatisfaction with the quality, pricing of, or changes we make to our products and services;

•	the quality, consumer appeal and price of products and services offered by us;

•	intense competition in the fine jewelry retail industry, including certain competitors ability to offer lower prices by not charging sales tax;

•	negative publicity related to our brand;

•	lack of market acceptance of our business model, particularly in new geographies where we seek to expand; or

•	the unpredictable nature of the impact of the COVID-19 pandemic or a future outbreak of disease or similar public health concern.

In addition, if we are unable to provide high-quality support to customers or help resolve issues in a timely and acceptable manner, our ability to attract and retain customers could be adversely affected. If our number of customers declines or fluctuates for any of these or other reasons, our business would suffer.

We plan to expand showrooms in the U.S., which may expose us to significant risks.

Our growth strategy includes opening new showrooms throughout the U.S. There can be no assurance that we will be able to successfully expand or acquire critical market presence for our brand in new geographical markets in the U.S. Consumer characteristics and competition in new markets may differ substantially from those in the markets where we currently operate. Additionally, we may be unable to develop brand recognition, successfully market our products, or attract new customers in such markets, and we may be unable to identify appropriate locations in such markets. We face many other challenges in opening additional showrooms in the U.S., including:

•	selection and availability of and competition for suitable showroom locations;

•	negotiation of acceptable lease terms;

•	securing required applicable governmental permits and approvals;

•	impact of natural disasters and other acts of nature and terrorist acts or political instability;

•	employment, training, and retention of qualified personnel;

•	incurrence or assumption of debt to finance acquisitions or improvements and/or the assumption of long-term, non-cancelable leases;

•	availability of financing on acceptable terms; and

•	general economic and business conditions.

Should we not succeed in opening additional showrooms, there may be adverse impacts to our growth strategy and to our ability to generate additional profits, which in turn could materially and adversely affect our business and results of operations.

The COVID-19 pandemic has had, and may in the future continue to have, a material adverse impact on our business.

The COVID-19 pandemic and the travel restrictions, quarantines, other and related public health measures and actions taken by governments and the private sector have adversely affected global economies, financial markets, and the overall environment for our business, and the extent to which it may continue to impact our future results of operations and overall financial performance remains uncertain. The global macroeconomic effects of the pandemic may persist for an indefinite period of time, even after the pandemic has subsided.

As a result of the pandemic and the recommendations of government and health authorities, our showrooms closed to the public beginning in March 2020. We began reopening our showrooms to the public in May 2020 and, by the end of June 2020, we completed the reopening of all our showrooms. While we expect to be able to continue operations for the duration of the pandemic, our operations were and are still subject to local or regional public health orders, including temporary government-mandated closures, which may impact our showrooms or other operations. Social distancing protocols, government mandated occupancy limitations, and general consumer behaviors due to COVID-19 may continue to negatively impact showroom traffic, which may negatively impact sales in our showrooms. Such negative impacts may be exacerbated during peak traffic times such as the holiday shopping season. Further, while we have implemented strict safety protocols in showrooms that we have re-opened, there is no guarantee that such protocols will be effective or be perceived as effective, and any virus-related illnesses linked or alleged to be linked to our showrooms, whether accurate or not, may negatively affect our reputation, operating results, and/or financial condition. The COVID-19 pandemic also has disrupted the Company’s global supply chain, and may cause additional disruptions to operations, including increased costs of production and distribution and longer fulfillment times. For example, we faced production capacity issues in crafting sufficient quantities of certain products in 2020 due to government shutdowns, as well as disruption in jewelry manufacturing and sourcing of diamonds and gemstones, which could continue in 2021 and beyond due to the pandemic.

COVID-19 and related governmental reactions have had and may continue to have a negative impact on our financial condition, business, and results of operations due to the occurrence of some or all of the following events or circumstances, among others:

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limited showroom capacity, including limited in-store appointments; our and our third-party suppliers’, contract manufacturers’, logistics providers’, and other business partners’ inability to operate worksites, including manufacturing facilities and shipping and fulfillment centers, due to employee illness or reluctance to appear at work, or “stay-at-home” regulations;

•	longer wait times and delayed responses to customer support inquiries and requests;

•	our inability to meet consumer demand and delays in the delivery of our products to our customers, which could also result in reputational harm and damaged customer relationships;

•	increased rates of post-purchase order cancellation, or consumer claims and litigation as a result of long delivery lead times and delivery reschedules;

•	increased return rates;

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inventory shortages caused by any combination of increased demand that has been difficult to predict with accuracy, longer lead-times and/or material shortages, work restrictions related to COVID-19, import/export conditions such as port congestion, and local government orders;

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interruptions in manufacturing (including the sourcing of key materials), shipment, and delivery of our products; for example, in certain instances, our business partners’ have temporarily closed certain manufacturing facilities for short periods of time, particularly in India, in response to COVID-19, which has caused longer fulfillment times for products;

•	our inability to manage our business effectively due to key employees becoming ill, working from home inefficiently, and being unable to travel to our showrooms and distribution centers;

•	disruptions of the operations of our third-party suppliers, which could impact our ability to purchase materials at efficient prices and in sufficient amounts; and

•	incurrence of significant increases to employee health care and benefits costs.

The scope and duration of the pandemic, including the current resurgences in various regions in the U.S. and globally and other future resurgences, the pace at which government restrictions are lifted or whether additional actions may be taken to contain the virus, the impact on our customers and suppliers, the speed and extent to which markets recover from the disruptions caused by the pandemic, and the impact of these factors on our business, will depend on future developments that are highly uncertain and cannot be predicted with confidence. It is possible that changes in economic conditions and steps taken by the federal government and the Federal Reserve in response to the COVID-19 pandemic could lead to higher inflation than we had anticipated, which could in turn lead to an increase in our costs of products and services and other operating expenses. In addition, to the extent COVID-19 adversely affects our operations and global economic conditions more generally, it may also have the effect of heightening many of the other risks described herein.

While we believe that the long-term fundamentals of our business are sound, and anticipate that our operating results in future fiscal years will begin to reflect a more normal operating environment, the current economic and public health climate has created a high degree of uncertainty. As such, we continue to closely monitor this global health crisis and will continue to reassess our strategy and operational structure on a regular, ongoing basis as the situation evolves. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more details on the potential impact of the COVID-19 pandemic and associated economic disruptions, and the actual operational and financial impacts that we have experienced to date.

We have a history of losses, and we may be unable to sustain profitability.

We have a history of incurring net losses. While we earned net income of $21.6 million for the year ended December 31, 2020, for the year ended December 31, 2019 we incurred net losses of $7.8 million. Because we have a short operating history at scale, it is difficult for us to predict our future operating results. We will need to generate and sustain increased revenue and manage our costs to sustain profitability. Even if we do, we may not be able to sustain or increase our profitability.

While we have experienced significant revenue growth in recent periods, it is possible that this growth rate will decline or reverse in future periods, for example, our revenue declined year-over-year in the second quarter of 2020 due to the impacts of the COVID-19 pandemic, but we experienced strong growth in the second half of the year ended December 31, 2020 during which revenue grew year-over-year by         %.

Our ability to generate profit depends on our ability to grow our number of customers and drive operational efficiencies in our business to generate better margins. We expect to incur increased operating costs in the near term in order to:

•	increase the engagement of customers;

•	drive adoption of our products and services, and increase awareness of our brand, through marketing and other campaigns;

•	enhance our products and services with new designs and offerings; and

•	invest in our operations to support the growth in our business, including by opening additional showrooms.

We may discover that these initiatives are more expensive than we currently anticipate, and we may not succeed in increasing our net sales sufficiently to offset these expenses or realize the benefits we anticipate. We will also face greater compliance costs associated with the increased scope of our business and being a public company. Any failure to adequately increase net sales or manage operating costs could prevent us from sustaining or increasing profitability. As we expand our offerings and our showroom presence, we may be less profitable than we are now. Additionally, we may not realize the operating efficiencies we expect to achieve through our efforts to scale the business, reduce friction in the shopping experience, and optimize costs such as payments to raw material suppliers, payment processing, and customer support. As such, due to these factors and others, we may not be able to sustain or increase profitability in the near term or at all. If we are unable to sustain or increase profitability, the value of our business and the trading price of our Class A common stock may be negatively impacted.

The fine jewelry retail industry is highly competitive, and if we do not compete successfully, our business may be adversely impacted.

We operate in a competitive industry. Our primary competitors include global jewelry retailers and brands, department stores, and independent stores, many of which have an online presence. In addition, other retail categories and forms of expenditure, such as electronics and travel, also compete for consumers’ discretionary spending, particularly during the holiday gift giving season. The price of fine jewelry relative to other products also influences consumer spending habits for fine jewelry.

Many of our competitors have greater financial and operational resources, longer operating histories, greater brand recognition, and broader geographic presence than we do. As a result, they may be able to engage in extensive and prolonged price promotions or otherwise offer competitive prices, which may adversely affect our business. They may also be able to spend more than we do for advertising. We may be at a substantial disadvantage to larger competitors with greater economies of scale. If our costs are greater compared to those of our competitors, the pricing of our products and services may not be as attractive, thus depressing sales or the profitability of our products and services. Our competitors may expand into markets in which we currently operate, and we remain vulnerable to the marketing power and high level of customer recognition of these larger competitors and to the risk that these competitors or others could attract our customer base. Some of our competitors are vertically integrated and are also engaged in the manufacture and distribution of responsible fine jewelry. These competitors can advantageously leverage this structure to better compete with us, and certain vertically-integrated organizations with significant market power could potentially utilize this power to make it more difficult for us to compete. We purchase some of our products from suppliers who are affiliates of our competitors. In addition, if any of our competitors were to consolidate operations, such consolidation could exacerbate these risks.

We may not be able to continue to successfully compete against existing or future competitors. Our inability to respond effectively to competitive pressures, improved performance by our competitors, and changes in the retail markets could result in lost market share and have material adverse effects on our business, financial condition, and results of operations.

Our profitability and cash flows may be negatively affected if we are not successful in managing our inventory balances and inventory shrinkage.

Efficient inventory management is a key component of our business success and profitability. Our inventory management requires us to maintain the optimal mix of products to meet customer demand. To be successful, we keep our inventory low while still maintaining sufficient inventory levels, both in store and virtually, to meet our customers’ demands without allowing those levels to increase to such an extent that the costs to hold the goods unduly impacts our financial results. We must balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence because of changing customer requirements, fluctuating commodity prices, changes to our products, product transfers or the life cycle of our products. For example, we faced production capacity issues in crafting sufficient quantities of certain products in 2020 due to government shutdowns in response to COVID-19, which could continue in 2021 and beyond. If our buying and distribution decisions do not accurately predict customer trends or spending levels in general or at particular stores or if we inappropriately price products, we may have to take unanticipated markdowns and discounts to dispose of obsolete or excess inventory or record potential write-downs relating to the value of obsolete or excess inventory. Conversely, if we underestimate future demand for a particular product or do not respond quickly enough to replenish our best performing products, we may have a shortfall in inventory of such products, likely leading to unfulfilled orders, reduced net sales, and customer dissatisfaction.

Maintaining adequate inventory requires significant attention and monitoring of market trends, local markets, developments with suppliers, and our distribution network, and it is not certain that we will be effective in our inventory management. We are subject to the risk of inventory loss or theft and we may experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft. In addition, any casualty or disruption to our facilities or those of our third-party suppliers may damage or destroy our inventory located there. As we expand our operations, it may be more difficult to effectively manage our inventory. If we are not successful in managing our inventory balances, it could have a material adverse effect on our business, financial condition, and results of operations.

We derive a significant portion of our revenue from sales of our Create Your Own rings. A decline in sales of our Create Your Own rings would negatively affect our business, financial condition, and results of operations.

We derive a significant portion of our revenue from the sale of our Create Your Own rings. Our fine jewelry is sold in highly competitive markets with limited barriers to entry. Introduction by competitors of comparable products at lower price points, a maturing product lifecycle, a decline in consumer spending, or other factors could result in a material decline in our revenue. Because we derive a significant amount of our revenue from the sale of our Create Your Own rings, any material decline in sales of our Create Your Own rings would have a material adverse impact on our business, financial condition, and operating results.

If we fail to maintain and enhance our brand, our ability to engage or expand our base of customers may be impaired and our business, financial condition, and results of operations may suffer.

Maintaining and enhancing our reputation as an authentic, socially conscious, inclusive, and innovative company is critical to attracting and expanding our relationships with customers. The successful promotion of our brand and the market’s awareness of our products and services will depend on a number of factors, including our marketing efforts, ability to continue to develop our products and services, and ability to successfully differentiate our offerings and customer experiences from those of our competitors. We expect to invest substantial resources to promote and maintain our brand, but there is no guarantee that our brand development strategies will enhance the recognition of our brand or lead to increased sales. The strength of our brand will depend largely on our ability to provide quality products, services, and customer experiences. Brand promotion activities may not yield increased net sales, and even if they do, the increased net sales may not offset the expenses we incur in promoting and maintaining our brand and reputation. In order to protect our brand, we also expend substantial resources to register and defend our trademarks, and to prevent others from using the same or substantially similar marks. Despite these efforts, we may not always be successful in protecting our trademarks, and we may suffer dilution, loss of reputation, or other harm to our brand. If our efforts to cost-effectively promote and maintain our brand are not successful, our results of operations and our ability to attract and engage customers, partners, and employees may be adversely affected.

Unfavorable publicity about our brand or products, including perceived quality and safety, customer service, or privacy practices, whether or not true or untrue, could also harm our reputation and diminish confidence in, and the popularity of, our products and services. In addition, negative publicity related to key brands with which we have partnered or with our third party suppliers, including any reputational issues arising from their failure to comply with applicable law, including environmental law, may damage our reputation, even if the publicity is not directly related to us. Our brand or reputation could also be adversely impacted if industry organizations were to find we did not or no longer meet their standards or membership criteria. If we fail to maintain, protect, and enhance our brand successfully or to maintain loyalty among customers, or if we incur substantial expenses in unsuccessful attempts to maintain, protect, and enhance our brand, we may fail to attract or increase the engagement of customers, and our business, financial condition, and results of operations may suffer.

Our marketing efforts to help grow our business may not be effective, and failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our e-commerce and omnichannel approach to shopping for fine jewelry.

Promoting awareness of our products and services is important to our ability to grow our business, and attracting new customers can be costly. Our marketing efforts include traditional media and online advertising, as well as third-party social media platforms such as Facebook, Twitter, and Instagram, as marketing tools. As traditional advertising, online, and social media platforms continue to rapidly evolve or grow more competitive, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media and advertising and marketing platforms.

Many customers locate our platform through internet search engines, such as Google and Facebook, and advertisements on social networking sites and online streaming services. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If the search engines on which we rely for algorithmic listings modify their algorithms, we may appear less prominently or not at all in search results, which could result in reduced traffic to our website that we may not be able to replace. Additionally, if the costs of search engine marketing services, such as Google AdWords, increase, we may incur additional marketing expenses, we may be required to allocate a larger portion of our marketing spend to this channel or we may be forced to attempt to replace it with another channel (which may not be available at reasonable prices, if at all), and our business, financial condition, and results of operations could be adversely affected. Furthermore, social media platforms, search engines, and video streaming services may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales. If we cannot cost effectively use these marketing tools, if we fail to promote our products and services efficiently and effectively, or if our marketing campaigns attract negative media attention, our business, financial condition, and results of operations may be adversely affected.

Additionally, changes in regulations could limit the ability of search engines and social media platforms, including, but not limited to, Google and Facebook, to collect data from users and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers. For example, the proposed Designing Accounting Safeguards to Help Broaden Oversight and Regulations on Data (DASHBOARD) Act would mandate annual disclosure to the SEC of the type and “aggregate value” of user data used by harvesting companies, such as, but not limited to, Facebook, Google, and Amazon, including how net sales is generated by user data and what measures are taken to protect the data. If the costs of advertising on search engines and social media platforms increase, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to other channels and our business and operating results could be adversely affected.

Our ability to grow our marketing efforts depends to a significant extent on our ability to expand our sales and marketing organization. We plan to continue expanding our sales force, both in the U.S. and in Canada, and may further expand internationally in the future. We also plan to dedicate significant resources to sales and marketing programs. All of these efforts will require us to invest significant financial and other resources, including in channels and locations in which we have limited experience to date. We may not achieve anticipated net sales growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, or if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time. In addition, our efforts to acquire customers through direct marketing may subject us to increased regulatory scrutiny by state regulators pursuant to unfair methods of competition or unfair or deceptive acts or practices laws, which may impact our ability to achieve anticipated net sales growth from increased direct marketing.

Environmental, social, and governance matters may impact our business and reputation.

Increasingly, in addition to the importance of their financial performance, companies are being judged by their performance on a variety of environmental, social, and governance (“ESG”) matters, which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts, including impacts associated with our suppliers or other partners, on climate change and human rights, ethics and compliance with law, diversity, and the role of the company’s board of directors in supervising various sustainability issues.

In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role or our own ESG goals and values, including in respect of our diamond sourcing standards. This could lead to risk of litigation or reputational damage relating to our ESG policies or performance.

Further, our emphasis on ESG issues may not maximize short-term financial results and may yield financial results that conflict with the market’s expectations. We have and may in the future make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our ESG goals, which we believe will improve our financial results over the long-term. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our business, financial condition, and operating results could be harmed.

Our e-commerce and omnichannel business faces distinct risks, and our failure to successfully manage those risks could have a negative impact on our profitability.

As an e-commerce and omnichannel retailer, we encounter risks and difficulties frequently experienced by internet-based businesses. The successful operation of our business as well as our ability to provide a positive shopping experience that will generate orders and drive subsequent visits depends on efficient and uninterrupted operation of our order-taking and fulfillment operations. Risks associated with our e-commerce and omnichannel business include:

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uncertainties associated with our websites, including changes in required technology interfaces, website downtime, and other technical failures, costs, and technical issues as we upgrade our website software, inadequate system capacity, computer viruses, human error, security breaches, legal claims related to our website operations, and e-commerce fulfillment;

•	disruptions in internet service or power outages;

•	reliance on third parties for computer hardware and software, as well as delivery of merchandise to our customers;

•	rapid technology changes;

•	credit or debit card fraud and other payment processing related issues;

•	changes in applicable federal, state, and international regulations;

•	liability for online content;

•	cybersecurity and data privacy concerns and regulation; and

•	natural disasters or adverse weather conditions.

In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces, virtual and augmented reality, and other e-commerce marketing tools such as paid search and mobile applications (“apps”), among others, which may increase our costs and may not increase sales or attract customers. Our competitors, some of whom have greater resources than we do, may also be able to benefit from changes in e-commerce technologies, which could harm our competitive position. If we are unable to allow real-time and accurate visibility to product availability when customers are ready to purchase, quickly and efficiently fulfill our customers’ orders using the fulfillment and payment methods they demand, provide a convenient and consistent experience for our customers regardless of the ultimate sales channel, or effectively manage our online sales, our ability to compete and our results of operations could be adversely affected.

If we are unable to effectively anticipate and respond to changes in consumer preferences and shopping patterns, or are unable to introduce new products or programs that appeal to new or existing customers, our sales and profitability could be adversely affected.

Our continued success depends on our ability to anticipate and respond in a timely and cost-effective manner to changes in consumer preferences for jewelry, natural and lab-grown diamonds and gemstones in particular, and other luxury goods, as well as attitudes towards the global jewelry industry as a whole, and the manner and locations in which consumers purchase such goods. Our business is subject to rapidly changing consumer preferences and future sales may suffer if the consumer preferences shift away from our product offerings or styles. Changes in fashion could also affect the popularity and, therefore, the value of engagement ring and fine jewelry designs and products. Any event or circumstance resulting in reduced market acceptance of one or more of our designs or offerings could reduce our sales. Unanticipated shifts in consumer preferences may also result in excess inventory. We recognize that consumer tastes cannot be predicted with certainty and are subject to change, which is compounded by the expanding use of digital and social media by consumers and the speed by which information and opinions are shared. Our product development strategy is to introduce new design collections, primarily jewelry, and/or expand certain existing collections regularly. If we are unable to anticipate and respond in a timely and cost-effective manner to changes in consumer preferences and shopping patterns, including the development of an engaging omnichannel experience for our customers, our sales and profitability could be adversely affected.

We expect a number of factors to cause our results of operations and operating cash flows to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our results of operations could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

•	our ability to accurately forecast net sales and appropriately plan our expenses;

•	changes to financial accounting standards and the interpretation of those standards, which may affect the way we recognize and report our financial results;

•	the effectiveness of our internal controls;

•	the seasonality of our business;

•	our ability to collect payments from customers on a timely basis; and

•	the impact of the COVID-19 pandemic on our business.

The impact of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, quarter-to-quarter and year-over-year comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of future performance.

Our inability to strategically expand our showroom footprint could negatively impact on our growth and profitability.

Our plan to continue to strategically open showrooms across the U.S. and, eventually, internationally, as part of our omnichannel expansion, is dependent upon a number of factors. These includes strategically picking new markets to expand into, the availability of desirable property, placement of showrooms in easily accessible locations with high visibility, the demographic characteristics of the area around the showroom, the design and maintenance of the showrooms, the availability of attractive locations within the markets that also meet the operational and financial criteria of management, and the ability to negotiate attractive lease terms. If we are unable to effectively expand our showroom footprint to satisfy our operational, and financial strategies, our growth and profitability could be negatively impacted.

Refunds, cancellations, and warranty claims could harm our business.

We allow our customers to return our products, subject to our refund policy, which generally allows customers to return our products within the first 30 days of when a purchase is available for shipment or pickup and receive a full refund or an exchange. At the time of sale, we establish a reserve for returns, based on historical experience and expected future returns, which is recorded as a reduction of sales. If we experience a substantial increase in refunds, our cancellation reserve levels might not be sufficient and our business, financial condition, and results of operations could be harmed.

In addition, we generally offer one complimentary resizing within 60 days of when a purchase is available for shipment or pickup. We could incur significant costs to honor this guarantee. Outside of the 60 day complimentary resize period, rings can be resized for a fee when within jeweler’s recommended sizing range.

We face the risk of theft, loss, or damage to our products from inventory or during shipment.

We have experienced and may continue to experience theft, loss, or damage to our products during the course of shipment to our customers by third-party shipping carriers or from our inventory. Additionally, we have nine showrooms across the U.S. While these showrooms differ from traditional retailers in that they do not stock significant amounts of inventory to sell to consumers, they do have some products on display, and we allow customers to pick-up and return products purchased online to the store. We have taken steps to prevent theft of our products. However, if security measures fail, losses exceed our insurance coverage or we are not able to maintain insurance at a reasonable cost, we could incur significant losses from theft, which would substantially harm our business and results of operations.

We rely heavily on our information technology systems, as well as those of our third-party vendors and service providers, for our business to effectively operate and to safeguard confidential information and any significant failure, inadequacy or interruption of these systems, security breaches or loss of data could materially adversely affect our business, financial condition and operations.

We rely heavily on our information technology systems for many functions across our operations, including managing our supply chain and inventory, processing customer transactions in our showrooms, our financial accounting and reporting, compensating our employees, and operating our websites. Our ability to effectively manage our business and coordinate the sourcing, distribution, and sale of our products depends significantly on the reliability and capacity of these systems. We also collect, process, and store sensitive and confidential information, including our proprietary business information and personally identifiable information and that of our customers, employees, suppliers, and business partners. The secure processing, maintenance, and transmission of this information is critical to our operations.

Our systems may be subject to damage or interruption from power outages or damages, telecommunications problems, data corruption, software errors, network failures, physical or electronic break-ins, acts of war or terrorist attacks, fire, flood and natural disasters, and our existing safety systems, data backup, access protection, user management, and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we may have to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time for such systems to support the increasing needs of our expanding business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations.

Our systems and those of our third-party service providers and business partners may be vulnerable to security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors, or other similar events. If unauthorized parties gain access to our networks or databases, or those of our third-party service providers or business partners, they may be able to steal, publish, delete, use inappropriately, or modify our private and sensitive third-party information, including credit card information and personal identification information. In addition, employees may intentionally or inadvertently cause data or security breaches that result in unauthorized release of personal or confidential information. Because the techniques used to circumvent security systems can be highly sophisticated, change frequently, are often not recognized until launched against a target, can originate from a wide variety of sources (including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies), and may originate from less regulated and remote areas around the world, we may be unable to proactively address all possible techniques or implement adequate preventive measures for all situations.

Security incidents compromising the confidentiality, integrity, and availability of this information and our systems could result from cyber-attacks, computer malware, viruses, denial-of-service attacks, social engineering (including spear phishing and ransomware attacks), credential stuffing, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel, and security vulnerabilities in the software or systems on which we rely. Such incidents may occur in the future, resulting in unauthorized, unlawful, or inappropriate access to, inability to access, disclosure of, or loss of the sensitive, proprietary, and confidential information that we handle. While we employ security measures to prevent, detect, and mitigate potential for harm to our users from the misuse of user credentials on our network, these measures may not be effective in every instance. Moreover, while we maintain cybersecurity insurance that may help provide coverage for these types of incidents, we cannot assure you that our insurance will be adequate to cover costs and liabilities related to these incidents. Any such breach, attack, virus, or other event could result in costly investigations and litigation exceeding applicable insurance coverage or contractual rights available to us, civil or criminal penalties, operational changes or other response measures, loss of consumer confidence in our security measures, and negative publicity that could adversely affect our business, financial condition, and results of operations.

We also rely on a number of third-party service providers to operate our critical business systems and process confidential and personal information, such as the payment processors that process customer credit card payments. These service providers may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity, or availability of the systems they operate for us or the information they process on our behalf. Cybercrime and hacking techniques are constantly evolving, and we or our third-party service providers may be unable to anticipate attempted security breaches, react in a timely manner, or implement adequate preventative measures, particularly given increasing use of hacking techniques designed to circumvent controls, avoid detection, and remove or obfuscate forensic artifacts. While we have taken measures designed to protect the security of the confidential and personal information under our control, we cannot assure you that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. Moreover, we or our third-party service providers may be more vulnerable to such attacks in remote work environments, which have increased in response to the COVID-19 pandemic. If the information technology systems of our third-party service providers become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

We also rely on a third-party provider for website services. Although alternative website providers could support our business on a substantially similar basis to our current third-party provider, transitioning our current website infrastructure to alternative providers could potentially be disruptive, and we could incur significant one-time costs. If we are unable to renew our agreement with our third-party provider on commercially acceptable terms, our agreement is prematurely terminated, or we add additional website providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new website providers. If our website provider increases the costs of its services, our business, financial condition, or results of operations could be materially and adversely affected.

The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements across our business. For example, if we are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions, and expulsion from card acceptance programs, which could adversely affect our retail operations. Our business partners may have contractual rights of indemnification against us or seek to terminate our contracts with them in the event that their customer or proprietary business information is released as a result of a breach of our information technology. Additionally, under certain regulatory schemes, such as the CCPA, we may be liable for statutory damages on a per breached record basis, irrespective of any actual damages or harm to the individual. This means that in the event of a breach we could face government scrutiny or consumer class actions alleging statutory damages amounting to hundreds of millions, and possibly billions of U.S. dollars. And we may also be subject to civil claims under the General Data Protection Regulation (“GDPR”) and U.K. Data Protection Laws, including representative actions and other class action type litigation. The successful assertion of one or more large claims against us that exceed available insurance coverage, denial of coverage as to any specific claim, or any change or cessation in our insurance policies and coverages, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on our business, results of operations, and financial condition. Any of these events could have a significant effect on our business and financial condition. As privacy and information security laws and regulations change, we may incur additional compliance costs.

Any material disruption or slowdown of our systems or those of our third-party service providers and business partners, could have a material adverse effect on our business, financial condition, and results of operations.

An overall decline in the health of the economy and other factors impacting consumer spending, such as recessionary conditions, governmental instability, and natural disasters, may affect consumer purchases, which could reduce demand for our products and harm our business, financial conditions, and results of operations.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer confidence and spending, such as general economic conditions, consumer disposable income, energy and fuel prices, recession and fears of recession, unemployment, minimum wages, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, tax rates and policies, inflation, consumer confidence in future economic conditions and political conditions, war and fears of war, inclement weather, natural disasters, terrorism, outbreak of viruses or widespread illness, and consumer perceptions of personal well-being and security. As a result of the COVID-19 pandemic, we temporarily closed our showrooms to the public in the first half of 2020, which adversely affected our sales and profitability. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Prolonged or pervasive economic downturns could also slow the pace of new showroom openings or cause current locations to close.

We plan to expand into international markets, which will expose us to significant risks.

As we expand our operations to other countries, significant resources and management attention is required and doing so subjects us to regulatory, economic, and political risks in addition to those we already face in the U.S., Canada, Australia, and the United Kingdom. There are significant risks and costs inherent in doing business in international markets, including:

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difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of showrooms and customer service operations, and legal compliance costs associated with locations in different countries or regions;

•	the need to vary pricing and margins to effectively compete in international markets;

•	the need to adapt and localize products for specific countries;

•	increased competition from local providers of similar products and services;

•	varying degrees of consumer acceptance of e-commerce and omnichannel business, specifically of fine jewelry;

•	challenges in obtaining, maintaining, protecting, and enforcing intellectual property rights abroad;

•	the need to offer content and customer support in various languages;

•	difficulties in understanding and complying with local laws, regulations, and customs in other jurisdictions;

•	compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act (“FCPA”), and the U.K. Bribery Act 2010 (“U.K. Bribery Act”), by us, our employees, and our business partners;

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complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety, and data privacy frameworks, such as the Personal Information Protection and Electronic Documents Act (“PIPEDA”), the U.K. Data Protection Act, and the U.K. and E.U. General Data Protection Regulations;

•	varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;

•	tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;

•	fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and

•	political or social unrest or economic instability in a specific country or region in which we operate.

We have limited experience with international regulatory and business environments and market practices and may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. We may face limited brand recognition in certain parts of the world that could lead to non-acceptance or delayed acceptance of our products and services by consumers in new markets. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition, and operating results.

Our revenue could decline due to changes in credit markets and decisions made by credit providers.

Historically, some of our customers have financed their purchase of our products through third-party loan providers. If we are unable to maintain our relationships with our third-party loan providers, there is no guarantee that we will be able to find replacement partners who will provide our customers with financing on similar terms, and our ability to sell our products may be adversely affected. Further, reductions in consumer lending and the availability of consumer credit could limit the number of customers with the financial means to purchase our products. Higher interest rates could increase our costs or the monthly payments for consumer products financed through other sources of consumer financing. We also offer layaway payments for both U.S. and international customers. After an initial deposit, our layaway plan allows customers to make monthly payments on any purchase. There is a risk that if credit is extended to consumers during times when economic conditions are strong, and then economic conditions subsequently deteriorate, consumers may not meet their then-current payment obligations. In the future, we cannot be assured that third-party financing providers will continue to provide consumers with access to credit or that available credit limits will not be reduced. Such restrictions or reductions in the availability of consumer credit, or the loss of our relationship with our current financing partners, could have an adverse effect on our business, financial conditions, and operating results.

Our business is affected by seasonality.

Our business is subject to seasonal fluctuation with a typical increase in sales around the holiday season, with the fourth quarter representing approximately 30% of annual net sales over a three-year period ending December 31, 2019 and a high percentage of annual net income. A number of factors, such as higher unemployment, the level of consumers’ disposable income, the availability of credit, interest rates, consumer debt, and asset values, delays in the issuance of tax refunds, or deteriorating economic conditions can impact consumer spending decisions. Jewelry purchases are discretionary and are dependent on many factors relating to discretionary consumer spending, particularly as jewelry is often perceived to be a luxury purchase. Adverse changes in the economy and periods when discretionary spending by consumers may be under pressure could unfavorably impact sales and earnings. In addition, in order to prepare for our peak shopping quarters, we must increase the staffing at our showrooms and order and keep in stock more merchandise than we carry during other parts of the year. This staffing increase and inventory build-up may require us to expend cash faster than is generated by our operations during these periods. Any unanticipated decrease in demand for our products during such a period could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, our rapid growth in recent years may obscure the extent to which seasonality trends have affected our business and may continue to affect our business. Accordingly, yearly or quarterly comparisons of our operating results may not be useful and our results in any particular period will not necessarily be indicative of the results to be expected for any future period.

We depend on highly skilled personnel to grow and operate our business, and if we are unable to hire, retain, and motivate our personnel, we may not be able to grow effectively.

Our success and future growth depend largely upon the continued services of our management team, including our Co-Founders, Beth Gerstein and Eric Grossberg. From time to time, there may be changes in our executive management team resulting from the hiring or departure of these personnel. Our executive officers are employed on an at-will basis, which means they may terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business. We maintain key man life insurance with respect to certain key members of management.

In addition, our future success will depend, in part, upon our continued ability to identify and hire skilled personnel with the skills and technical knowledge that we require, including engineering, software design and programming, jewelry design, marketing, sales, and other key management personnel. Such efforts will require significant time, expense, and attention as there is intense competition for such individuals, particularly in the Denver and San Francisco areas, and new hires require significant training and time before they achieve full productivity, particularly in new sales segments and territories. In addition to hiring new employees, we must continue to focus on developing, motivating, and retaining our best employees, all of whom are at-will employees. If we fail to identify, recruit, and integrate strategic personnel hires, our business, financial condition, and results of operations could be adversely affected. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached various legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we are not able to effectively add and retain employees, our ability to achieve our strategic objectives will be adversely impacted, and our business and future growth prospects will be harmed.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

Our success will depend, in part, on our ability to expand our services and grow our business in response to changing technologies, customer demands, and competitive pressures. In some circumstances, we may choose to expand our services and grow our business through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. In addition, once we have completed an acquisition, we may not be able to successfully integrate the acquired business. The risks we face in connection with acquisitions include:

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an acquisition may negatively affect our financial results because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by stockholders and third parties, including intellectual property claims and disputes, may not generate sufficient financial return to offset additional costs and expenses related to the acquisition, or may not perform as well financially as expected;

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we may encounter difficulties or unforeseen expenditures in integrating the business, offerings, technologies, personnel, or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses, and distract our management;

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an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;

•	we may encounter difficulties in, or may be unable to, successfully sell any acquired products;

•	our use of cash to pay for an acquisition would limit other potential uses for our cash;

•	if we incur debt to fund such acquisition, such debt may subject us to material restrictions on our ability to conduct our business, as well as financial maintenance covenants; and

•	if we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

The occurrence of any of these foregoing risks could adversely affect our business, financial condition, and results of operations, and expose us to unknown risks or liabilities.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity financings and revenue generated from our products and services. We cannot be certain that our operations will continue to generate sufficient cash to fully fund our ongoing operations and the growth of our business. We intend to continue to make investments to support the development of our products and services and will require additional funds for such development. We may need additional funding for marketing expenses and to develop and expand sales resources, develop new features or enhance our products and services, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we might need or may want to engage in future equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, financial condition, and results of operations. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to develop our products and services, support our business growth, and respond to business challenges could be significantly impaired, and our business may be adversely affected.

If we incur debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

Our level of indebtedness could have a material adverse effect on our ability to generate sufficient cash to fulfil our obligations under such indebtedness, to react to changes in our business, and to incur additional indebtedness to fund future needs.

As of December 31, 2020, we had outstanding $65 million aggregate principal amount of borrowings under our Term Loan (as defined herein). If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, or restructure or refinance our indebtedness. Our ability to restructure or refinance our current or future debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis or failure to comply with certain restrictions in our debt instruments would result in a default under our debt instruments. In the event of a default under any of our current or future debt instruments, the lenders could elect to declare all amounts outstanding under such debt instruments to be due and payable.

In addition, our indebtedness under our Term Loan bears interest at variable rates. Because we have variable rate debt, fluctuations in interest rates may affect our cash flows or business, financial condition, and results of operations.

Our Term Loan contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our business, financial condition, and results of operations.

The terms of our Term Loan include a number of covenants that limit our ability to (subject to negotiated exceptions), among other things, incur additional indebtedness, incur liens on any of our property, enter into agreements related to mergers and acquisitions, dispose of property, or pay dividends and make distributions. The terms of our Term Loan may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

A failure by us to comply with the covenants specified in the Term Loan could result in an event of default under the agreement, which would give the lenders the right to stop advancing money or extending credit and to declare all obligations to pay the loans when due, together with principal interest, fees, and expenses, to be immediately due and payable. If the debt under the Term Loan were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could adversely affect our business, financial condition and results of operations.

Risks Related to Our Legal and Regulatory Environment

Failure to comply with laws, regulations, and enforcement activities, or changes in statutory, regulatory, accounting, and other legal requirements could potentially impact our operating and financial results.

We are subject to numerous federal, state, local, and foreign laws and governmental regulations, including those relating to environmental protection, personal injury, intellectual property, consumer product safety, building, land use and zoning requirements, workplace regulations, wage and hour, privacy and information security, consumer protection laws, immigration, and employment law matters. If we fail to comply with existing or future laws or regulations, or if these laws or regulations are violated by importers, manufacturers, or distributors, we may be subject to governmental or judicial fines or sanctions, while incurring substantial legal fees and costs. In addition, our capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations.

Further, the Federal Trade Commission (“FTC”) has authority to investigate and prosecute practices that constitute “unfair trade practices,” “deceptive trade practices” or “unfair methods of competition.” State attorneys general typically have comparable authority, and many states also permit private plaintiffs to bring actions on the basis of these laws. Federal and state consumer protection laws and regulations may apply to our operations and retail offers.

Our transactions with suppliers and other parties outside the U.S. may subject us to FCPA, U.S. export controls, including the Export Administration Regulations, and trade sanction laws, and similar anti-corruption, anti-bribery, and international trade laws, any violation of which could create substantial liability for us and also harm our reputation. Our operations may subject us to various federal, state, and local laws, regulations, and other requirements pertaining to protection of the environment, public health, and employee safety, including regulations governing the management of hazardous substances and the maintenance of safe working conditions, such as the Occupational Safety and Health Act of 1970, as amended. These laws also apply generally to all our properties. Our failure to comply with these laws can subject us to criminal and civil liabilities. In connection with our philanthropic endeavors, we must also comply with additional federal, state, and local tax and other laws and regulations.

Additionally, because we accept debit and credit cards for payment, we are subject to the Payment Card Industry (“PCI”) Standard issued by the Payment Card Industry Security Standards Council, with respect to payment card information. The PCI Standard contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing, and transmission of cardholder data. Compliance with the PCI Standard and implementing related procedures, technology, and information security measures requires significant resources and ongoing attention. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology such as those necessary to achieve compliance with the PCI Standard or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our payment-related systems could have a material adverse effect on our business, financial condition, and results of operations. If there are amendments to the PCI Standard, the cost of re-compliance could also be substantial and we may suffer loss of critical data and interruptions or delays in our operations as a result.

Failure to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights could harm our brand, devalue our proprietary content and technology, and adversely affect our ability to compete effectively.

Our success depends to a significant degree on our ability to obtain, maintain, protect, and enforce our intellectual property rights, including our brand, proprietary designs, technology, and know-how. We rely on a variety of mechanisms to protect our intellectual property rights, including trademark and copyright laws, trade secret protection, domain name registration, confidentiality agreements, and other contractual arrangements with our employees, affiliates, clients, strategic partners, and others. However, the protective steps we have taken and plan to take may be inadequate to deter infringement, misappropriation or other violations of our intellectual property, proprietary designs, technology, know-how, and our brand. We may not learn of, or may be unable to detect, the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective intellectual property protection may not be available to us or available in every jurisdiction in which we offer or may offer our products and services. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary designs, technology, and other intellectual property, and adversely affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial resources and divert attention of management, which could adversely affect our business, financial condition, and results of operations.

If we fail to protect our intellectual property rights adequately, our competitors may exploit our intellectual property and develop and commercialize substantially identical products and we may lose an important advantage in the markets in which we compete. In addition, defending our intellectual property rights might entail significant expense. Any trademarks, copyrights, patents, or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings), or litigation. Any challenge to our intellectual property rights could result in them being narrowed in scope or declared invalid or unenforceable. We do not currently own any issued patents, and even if we seek patent protection in the future, we may be unable to obtain or maintain such protection. In addition, any patents issued from future patent applications or licensed to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Further, the laws of some foreign countries may not be as protective of intellectual property rights as those in the U.S., and mechanisms for enforcement of intellectual property rights in those countries may be inadequate. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming. Despite our precautions, it may be possible for unauthorized third parties to copy our offerings and capabilities and use information that we regard as proprietary to create offerings that compete with ours. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers and other partners. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, and trade secrets or may have developed intellectual property on our behalf. Moreover, no assurance can be given that these agreements will be effective in controlling access to our proprietary information or the distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information, know-how, and trade secrets. These agreements may not be self-executing or they may be breached, and we may not have adequate remedies for any such breach. Additionally, we may be subject to claims that our employees misappropriated relevant rights from their previous employers. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings and capabilities.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims, or countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our intellectual property against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our offerings and capabilities, impair the functionality of our offerings and capabilities, delay introductions of new offerings, or injure our reputation.

Third parties may assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks, or claim that we are infringing, misappropriating or otherwise violating their intellectual property rights. Intellectual property-related litigations and proceedings are expensive and time consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition and results of operations.

Our commercial success depends in part on avoiding infringement, misappropriation or other violations of the intellectual property and proprietary rights of third parties and other intellectual property-related disputes. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, diluted or declared generic or determined to be infringing on other marks. Effective trademark protection may not be available or may not be sought in every country in which our products are made available, and contractual disputes may affect the use of marks governed by private contract. Further, at times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Similarly, not every variation of a domain name may be available or be registered, even if available. The occurrence of any of these events could result in the erosion of our brand and limit our ability to market our brand using our various domain names, as well as impede our ability to effectively compete against competitors with similar products or technologies.

In addition to fighting intellectual property infringement from third parties, we may need to defend claims against us related to our intellectual property rights. Some third-party intellectual property rights may prove to be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid violating those intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve adverse intellectual property rights holders who have no relevant product revenue, and, therefore, our own issued and pending copyrights, trademarks, and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others that cover significant aspects of our offerings and we cannot assure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights, or that we will not be held to have done so or be accused of doing so in the future. In addition, any disputes with third parties with respect to any third-party intellectual property agreements could narrow what we believe to be the scope of our rights to the relevant intellectual property or increase our obligations under such agreements, either of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Any claim that we have violated intellectual property or other proprietary rights of third parties, with or without merit, and whether or not it results in litigation, is settled out of court or is determined in our favor, could be expensive and time-consuming to address and resolve, and could divert the time and attention of management and technical personnel from our business. The litigation process is subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position. Intellectual property lawsuits or claims may become extremely disruptive if plaintiffs were to succeed in blocking the trade of our products and services. An adverse outcome of a dispute may result in an injunction and could require us to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. Further, our liability insurance may not cover potential claims of this type adequately or at all. We may be unable to successfully resolve these types of conflicts to our satisfaction and may be required to enter into costly license agreements, if available at all; be required to pay significant royalty, settlements costs, or damages; be required to rebrand our products; and/or be prevented from selling some of our products. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable or unwilling to uphold its contractual obligations. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required, or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. Such arrangements may also only be available on a non-exclusive basis, such that third parties, including our competitors, could have access to use the same intellectual property to compete with us. We may also have to redesign our products so they do not infringe, misappropriate, or otherwise violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our products may not be available for commercialization or use. Such outcomes would increase our operating expenses, and if we cannot redesign our products in a non-infringing manner or obtain a license for any allegedly infringing aspect of our business, we may be forced to limit our product offerings, which could adversely affect our ability to compete effectively.

We are subject to rapidly changing and increasingly stringent laws and industry standards relating to privacy, data security, and data protection. The restrictions and costs imposed by these laws, or our actual or perceived failure to comply with them, could subject us to liabilities that adversely affect our business, operations, and financial performance.

We collect, process, store, and use a wide variety of data from current and prospective customers, including personal information, such as home addresses and geolocation. These activities are regulated by a variety of federal, state, local, and foreign privacy, data security, and data protection laws and regulations, which have become increasingly stringent in recent years.

Domestic privacy and data security laws are complex and changing rapidly. In the U.S., we are subject to a variety of laws and regulations, including regulation by federal government agencies, including the FTC, and state and local agencies. In addition to federal laws such as Section 5 of the Federal Trade Commission Act, the Gramm-Leach-Bliley Act, and the Fair Credit Reporting Act, many states have enacted laws regulating the online collection, use, and disclosure of personal information and requiring that companies implement reasonable data security measures. Laws in all states and U.S. territories also require businesses to notify affected individuals, governmental entities, and/or credit reporting agencies of certain security breaches affecting personal information. These laws are not consistent, and compliance with them in the event of a widespread data breach is complex and costly.

Further, the California Consumer Privacy Act (the “CCPA”) took effect on January 1, 2020. The CCPA gives California residents expanded rights related to their personal information, including the right to access and delete their personal information, and receive detailed information about how their personal information is used and shared. The CCPA also created restrictions on “sales” of personal information that allow California residents to opt-out of certain sharing of their personal information and may restrict the use of cookies and similar technologies for advertising purposes. Our products rely on these technologies and could be adversely affected by the CCPA’s restrictions. The CCPA prohibits discrimination against individuals who exercise their privacy rights, provides for civil penalties for violations, and creates a private right of action for data breaches that is expected to increase data breach litigation. Additionally, a new California ballot initiative, the California Privacy Rights Act (the “CPRA”), was recently passed in California. The CPRA will restrict use of certain categories of sensitive personal information that we handle; further restrict the use of cross-context behavioral advertising techniques on which our products may rely in the future; establish restrictions on the retention of personal information; expand the types of data breaches subject to the private right of action; and establish the California Privacy Protection Agency to implement and enforce the new law, as well as impose administrative fines. The majority of the CPRA’s provisions will go into effect on January 1, 2023 (with a look back to January 1, 2022), and additional compliance investment and potential business process changes will likely be required. Additionally, Virginia enacted the Virginia Consumer Data Protection Act (the “CDPA”), another comprehensive state privacy law, that will also be effective January 1, 2023. The CCPA, CPRA, and CDPA may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, the results of our operations or prospects. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the U.S. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

In addition, laws, regulations, and standards covering marketing and advertising activities conducted by telephone, email, mobile devices, and the internet, may be or become applicable to our business, such as the Telephone Consumer Protection Act (the “TCPA”), the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), and similar state consumer protection laws. In particular, the TCPA imposes significant restrictions on the ability to make telephone calls or send text messages to mobile telephone numbers without the prior consent of the person being contacted. Claims that we have violated the TCPA could be costly to litigate, and if successful, expose us to substantial statutory damages.

Foreign privacy laws are also undergoing a period of rapid change, have become more stringent in recent years, and may increase the costs and complexity of offering our products in new geographies. In Canada, where we operate, PIPEDA, and various provincial laws require that companies give detailed privacy notices to consumers, obtain consent to use personal information, with limited exceptions, allow individuals to access and correct their personal information, and report certain data breaches. In addition, Canada’s Anti-Spam Legislation (“CASL”) prohibits email marketing without the recipient’s consent, with limited exceptions. Failure to comply with PIPEDA, CASL, or provincial privacy or data protection laws could result in significant fines and penalties or possible damage awards.

We operate in the European Union, which has adopted strict data privacy and security regulations in its GDPR. The GDPR imposes strict requirements on controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, and restrictions on the flow of personal data outside of the EU. The GDPR also provides individuals with various rights in respect of their personal data, including rights of access, erasure, portability, rectification, restriction, and objection. Following its departure from the European Union, the United Kingdom has adopted a separate regime based on the GDPR that imposes similarly onerous requirements. Companies that violate the EU or U.K. regime can face private litigation, prohibitions on data processing, and fines of up to the greater of 4% of their worldwide annual revenue or 20 million Euros (for the EU) or £17.5 million (for the U.K.). Other EU and U.K. data protection laws restrict the ability of companies to market electronically, including through the use of cookies and similar technologies on which we rely for our marketing. Other countries outside of Europe increasingly emulate European data protection laws. As a result, operating our business or offering our services in Europe or other countries with similar data protection laws would subject us to substantial compliance costs and potential liability and may require changes to the ways we collect and use consumer information.

In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards by which we are legally or contractually bound. If we fail to comply with these contractual obligations or standards, we may face substantial liability or fines. Consumer resistance to the collection and sharing of the data used to deliver targeted advertising, increased visibility of consent or “do not track” mechanisms as a result of industry regulatory or legal developments, the adoption by consumers of browser settings or “ad-blocking” software, and the development and deployment of new technologies could materially impact our ability to collect data or reduce our ability to deliver relevant promotions or media, which could materially impair the results of our operations.

Further, we are subject to the PCI Data Security Standard, which is a multifaceted security standard that is designed to protect credit card account data as mandated by payment card industry entities. We rely on vendors to handle PCI matters and to ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard, based on past, present, and future business practices, which could have an adverse impact on our business and reputation. See also “Failure to comply with laws, regulations, and enforcement activities, or changes in statutory, regulatory, accounting, and other legal requirements could potentially impact our operating and financial results.”

Despite our efforts to comply with all applicable data protection laws and regulations, our interpretations of such laws and regulations and such measures to comply therewith may have been or may prove to be insufficient or incorrect, and we may not be successful in achieving compliance with the rapidly evolving privacy, data security, and data protection requirements discussed above. Any actual or perceived non-compliance could result in litigation and proceedings against us by governmental entities, customers, or others, fines and civil or criminal penalties, limited ability or inability to operate our business, offer services, or market our business in certain jurisdictions, negative publicity and harm to our brand and reputation, and reduced overall demand for our products and services. Such occurrences could adversely affect our business, financial condition, and results of operations. Our general liability insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for the full extent of our potential liabilities.

Our business could be adversely impacted by changes in the internet and mobile device accessibility of users. Companies and governmental agencies may restrict access to our products and services, our mobile apps, website, app stores, or the internet generally, which could negatively impact our operations.

Our business depends on customers accessing our products and services via a mobile device or a personal computer, and the internet. We may operate in jurisdictions that provide limited internet connectivity, particularly as we expand internationally. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers’ ability to access our products and services. In addition, the internet infrastructure that we and our customers rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of our products and services. Any such failure in internet or mobile device or computer accessibility, even for a short period of time, could adversely affect our results of operations.

Governmental agencies in any of the countries in which we or our customers are located could block access to or require a license for our mobile apps, website, or the internet generally for a number of reasons, including security, confidentiality, or regulatory concerns. In addition, companies may adopt policies that prohibit their employees from using our products and services. If companies or governmental entities block, limit, or otherwise restrict customers from accessing our products and services, our business could be negatively impacted, the number of customers could decline or grow more slowly, and our results of operations could be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We are subject to the FCPA, U.S. domestic bribery laws, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business, we may engage with business partners and third-party intermediaries to market our offerings and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

We cannot assure you that all of our employees and agents will not take actions in violation of any of the above laws, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of any of the above laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

From time to time, we may be subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention, and materially harm our business, financial condition, and operating results.

From time to time, we may be subject to claims, lawsuits, government investigations, and other proceedings involving products liability, competition and antitrust, intellectual property, data privacy and protection, consumer protection, securities, tax, labor and employment, commercial disputes, and other matters that could adversely affect our business operations and financial condition. As we have grown, we have seen a rise in the number and significance of these disputes and inquiries. Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our products or services, all of which could negatively affect our revenue growth. The results of litigation, investigations, claims, and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, financial condition, and operating results.

Risks Related to Our Dependence on Third Parties

We face risks associated with suppliers from whom our products are sourced and are dependent on a limited number of suppliers.

We purchase substantially all of the resources for our products including diamonds, gemstones, precious metals, parts, packaging, and raw materials from domestic and international suppliers. For our business to be successful, our suppliers must be willing and able to provide us with resources in substantial quantities, in compliance with regulatory requirements, and further in compliance with our ethical and environmentally responsible standards, at acceptable costs and on a timely basis. Our ability to obtain a sufficient selection or volume of resources on a timely basis at competitive prices could suffer as a result of any deterioration or change in our supplier relationships or events that adversely affect our suppliers.

We typically do not enter into long-term contracts with our suppliers, and in some cases do not have formal written contracts, and, as such, we operate without significant contractual assurances of continued supply, pricing or access to resources. Pricing with suppliers is typically established and renegotiated based on product specifications, market conditions, and other variables. Any of our suppliers could discontinue supplying us with desired inputs in sufficient quantities or offer us less favorable terms on future transactions for a variety of reasons. The benefits we currently experience from our supplier relationships could be adversely affected if our suppliers:

•	discontinue selling resources to us;

•

enter into arrangements with competitors that could impair our ability to source their products, including by giving our competitors exclusivity arrangements or limiting our access to certain resources;

•	raise the prices they charge us;

•	change pricing terms to require us to pay on delivery or upfront, including as a result of changes in the credit relationships some of our suppliers have with their various lending institutions; or

•	lengthen their lead times.

Events that adversely impact our suppliers could impair our ability to obtain adequate and timely supplies. Such events include, among others, difficulties or problems associated with our suppliers’ businesses, their financial instability and labor problems, resource quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, shipment issues, the availability of their raw materials, and increased production costs. Our suppliers may be forced to reduce their production, shut down their operations, or file for bankruptcy. The occurrence of one or more of these events could impact our ability to get products to our customers, result in disruptions to our operations, increase our costs, and decrease our profitability.

We also source resources directly from suppliers outside of the U.S., including Russia, Canada, Botswana, Namibia, South Africa, Australia, Malawi, Sea of Cortez, Sri Lanka, and Zambia. A majority of the world’s supply of rough diamonds is controlled by a small number of diamond mining firms. Furthermore, Our Beyond Conflict Free Diamonds are sourced from a select group of diamond suppliers with a robust chain of custody protocol for their diamonds and are required to source diamonds that originate from specific mine operations or specific countries that have demonstrated their commitment to follow internationally recognized labor, trade, and environmental standards. As a result, any decisions made to restrict the supply of rough diamonds by these firms to our suppliers of Beyond Conflict Free Diamonds could substantially impair our ability to acquire such diamonds at commercially reasonable prices, if at all. Generally, diamond prices depend on the attributes of the diamond. Similarly, we craft our gold and silver fine jewelry from primarily recycled precious metals, and we work with our suppliers to source recycled platinum when available and from refiners that are known to use recycled materials in their platinum products. Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control, including increased shipping costs, the imposition of additional import or trade restrictions, including legal or economic restrictions on overseas suppliers’ ability to produce and deliver resources, increased custom duties and tariffs, unforeseen delays in customs clearance of goods, more restrictive quotas, loss of a most favored nation trading status, currency exchange rates, transportation delays, port of entry issues and foreign government regulations, political instability, and economic uncertainties in the countries from which we or our suppliers source our products. For example, our resource sourcing could be impacted by current and future travel restrictions and/or the shut-down of certain businesses globally due to the COVID-19 pandemic, and our precious metals sourcing has been disrupted by the COVID-19 pandemic, including in India where we source our recycled platinum. In addition, a majority of the world’s diamond supply is cut and polished in India, which could by adversely impacted by the COVID-19 pandemic. Our sourcing operations may also be hurt by health concerns regarding infectious diseases in countries in which our resources are produced. Moreover, negative press or reports about internationally sourced resources may sway public opinion, and thus customer confidence, away from the products sold in our stores. These and other issues affecting our international suppliers or internationally sourced resources could have a material adverse effect on our business, financial condition, and results of operations.

Material changes in the pricing practices of our suppliers could negatively impact our profitability. Our suppliers may also increase their pricing if their raw materials became more expensive. The resources used to manufacture our products are subject to availability constraints and price volatility. Our suppliers may pass the increase in sourcing costs to us through price increases, thereby impacting our margins.

Moreover, many suppliers and manufacturers of diamonds, as well as retailers of diamonds and diamond jewelry, are vertically integrated, and we expect they will continue to vertically integrate their operations either by developing retail channels for the products they manufacture or acquiring sources of supply, including, without limitation, diamond mining operations. To the extent such vertical integration efforts are successful, some of the fragmentation in the existing diamond supply chain could be eliminated, our ability to obtain an adequate supply of diamonds and fine jewelry from multiple sources could be limited, and our competitors may be able to obtain diamonds at lower prices.

In addition, some of our suppliers may not have the capacity to supply us with sufficient resources to keep pace with our growth plans, especially if we plan to manufacturer significantly greater amounts of inventory. In such cases, our ability to pursue our growth strategy will depend in part upon our ability to develop new supplier relationships. Some of our suppliers are owned by vertically-integrated companies with retail divisions that compete with us and, as such, we are exposed to the risk that these suppliers may not be willing, or may become unwilling, to sell their products to us on acceptable terms, or at all.

We rely on a limited number of suppliers to supply the majority of the resources to our products and are thus exposed to concentration of supplier risk. If we were to lose any significant supplier, we may be unable to establish additional or replacement sources for our products that meet our quality controls and standards in a timely manner or on commercially reasonable terms, if at all.

We rely on our suppliers, third-party carriers, and third-party jewelers as part of our fulfillment process, and these third parties may fail to adequately serve our customers.

We significantly rely on our suppliers to promptly ship us diamonds and other fine jewelry ordered by our customers. Any failure by our suppliers to sell and ship such products to us in a timely manner will have an adverse effect on our ability to fulfill customer orders and harm our business and results of operations. Our suppliers, in turn, rely on third-party carriers to ship diamonds to us, and in some cases, directly to our customers. We also rely on a limited number of third-party carriers to deliver inventory to us and product shipments to our customers. We and our suppliers are therefore subject to the risks, including employee strikes, inclement weather, power outages, national disasters, rising fuel costs, and financial constraints associated with such carriers’ abilities to provide delivery services to meet our and our suppliers’ shipping needs. In addition, for some customer orders we rely on third-party jewelers to assemble and ship the product. Our suppliers’, third-party carriers’, or third-party jewelers’ failure to deliver high-quality products to us or our customers in a timely manner or to otherwise adequately serve our customers would damage our reputation and brand, and substantially harm our business and results of operations.

We rely on a limited number of contract manufacturers and logistics partners for our products. A loss of any of these partners could negatively affect our business.

We rely on a limited number of contract manufacturers and logistics partners to manufacture and transport our products. In the event of interruption from any of our contract manufacturers, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Our contract manufacturers’ primary facilities are principally located in the U.S., India, Mexico, and Thailand, and furthermore are geographically concentrated in limited regions of each. Thus, our business could be adversely affected if one or more of our manufacturers is impacted by a natural disaster, an epidemic such as the current COVID-19 pandemic, or other interruption at a particular location. For example, the COVID-19 pandemic caused interruptions in the development, manufacturing (including the sourcing of key materials), and shipment of our products, which could adversely impact our revenue, gross margins, and operating results. Such interruptions may be due to, among other things, temporary closures of our facilities or those of our contract manufacturers, and other vendors in our supply chain; restrictions on travel or the import/export of goods and services from certain ports that we use; and local quarantines.

If we experience a significant increase in demand for our products that cannot be satisfied adequately through our existing manufacturing channels, or if we need to replace an existing manufacturer, we may be unable to supplement or replace them on terms that are acceptable to us, which may undermine our ability to deliver our products in a timely manner. For example, if we require additional manufacturing support, it may take a significant amount of time to identify a manufacturer that has the capability and resources to build our products to our specifications in sufficient volume. Identifying suitable manufacturers and logistics partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any of our contract manufacturers or logistics partners could have an adverse effect on our business, financial condition, and operating results.

We rely on third parties for elements of the payment processing infrastructure underlying our business and are subject to risks related to online payment methods.

The convenient payment mechanisms provided by our business are key factors contributing to the development of our business. We rely on third parties for elements of our payment processing infrastructure to accept payments from customers and remit payments to suppliers. These third parties may refuse to renew our agreements with them on commercially reasonable terms or at all. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted. For certain payment methods, including credit and debit cards, and third party financing sources, we generally pay interchange fees and other processing and gateway fees, and such fees result in significant costs. In addition, online payment providers are under continued pressure to pay increased fees to banks to process funds, and there is no assurance that such online payment providers will not pass any increased costs on to us. If these fees increase over time, our operating costs will increase, which could adversely affect our business, financial condition, and results of operations.

Future failures of the payment processing infrastructure underlying our business could cause customers to lose trust in our payment operations and could cause them to instead turn to our competitors’ products and services. If the quality or convenience of our payment processing infrastructure declines as a result of these limitations or for any other reason, the attractiveness of our business to customers could be adversely affected. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by our customers.

As our business changes, we also may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or facilitate other types of online payments. If any of these events were to occur, our business, financial condition, and results of operations could be materially adversely affected.

We occasionally receive orders placed with fraudulent credit card or other payment data, including stolen credit card numbers, or from clients who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payment obligations. We may suffer losses as a result of orders placed with fraudulent credit card data or other fraudulent payment date even if the associated financial institution approved payment of the orders. Under current credit card practices and the practices of our other payment processing partners, we may be liable for fraudulent credit card or other payment transactions. If we are unable to detect or control credit card or other fraud, our liability for these transactions could harm our business, financial condition, and results of operations.

Our business relies on third party providers of cloud services, and any disruption of, or interference with, our use of cloud services could adversely affect our business, financial condition, or results of operations.

We outsource substantially all of our core cloud infrastructure services to third-party providers, including Amazon Web Services and NetSuite. The third-party providers provide the cloud computing infrastructure we use to host our website and mobile apps, serve our customers, and support our operations and many of the internal tools we use to operate our business. Our website, mobile apps, and internal tools use computing, storage, data transfer, and other functions and services provided by third parties. We do not have control over the operations of the facilities of the third-party providers that we use. The third-party providers’ facilities may be vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures, and other events beyond our control. In the event that any third-party provider’s systems or service abilities are hindered by any of the events discussed above, particularly in a region where our website is mainly hosted, our ability to operate our business may be impaired. A decision to close the facilities without adequate notice or other unanticipated problems or disruptions could result in lengthy interruptions to our business. All of the aforementioned risks may be exacerbated if our business continuity and disaster recovery plans prove to be inadequate.

Additionally, data stored with any third-party provider is vulnerable to experiencing cyberattacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial-of-service or other attacks, employee theft or misuse and general hacking. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data or our customers’ data, or disrupt our ability to provide our products and services, including due to any failure by us to properly configure our third-party provider environment. Our business’ continuing and uninterrupted performance is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide our products and services to them. We may not be able to easily switch our current operations to another cloud or other data center provider if there are disruptions or interference with our use of a third-party provider, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our products and services, harm our reputation, and potentially reduce net sales. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact our business. For more information, see “—We rely heavily on our information technology systems, as well as those of our third-party vendors and service providers, for our business to effectively operate and to safeguard confidential information and any significant failure, inadequacy or interruption of these systems, security breaches or loss of data could materially adversely affect our business, financial condition and operations.”

The third-party providers do not have an obligation to renew their agreements with us on terms acceptable to us or at all. Although alternative data center providers could host our business on a substantially similar basis to our current third-party providers, transitioning our current cloud infrastructure to alternative providers could potentially be disruptive, and we could incur significant one-time costs. If we are unable to renew our agreement with our third-party providers on commercially acceptable terms, if our agreements with our third-party providers are prematurely terminated, or if we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. If any of our infrastructure providers increase the costs of their services, our business, financial condition, or results of operations could be materially and adversely affected.

We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.

We procure third-party insurance policies to cover various operations-related risks, including employment practices liability, workers’ compensation, property and casualty, cybersecurity, directors’ and officers’ liability, and general business liabilities. We rely on a limited number of insurance providers, and should such providers discontinue or increase the cost of coverage, we cannot guarantee that we would be able to secure replacement coverage on reasonable terms or at all. If our insurance carriers change the terms of our policies in a manner not favorable to us, our insurance costs could increase, and our ability to adequately ensure the risks to our business could be impaired. A substantial amount of our inventory is in the custody of third parties such as our manufacturing partners, at any given time, and we are reliant on the adequacy of their insurance policies to cover potential loss or damage of our inventory in the custody of third parties. Any failure of such insurance policies to cover an event of loss or damage to inventory in the custody of third parties may result in a material loss to us. Further, if the insurance coverage we maintain is not adequate to cover losses that occur, or if we are required to purchase additional insurance for other aspects of our business, we could be liable for significant additional costs. Additionally, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make.

If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, self-insured retentions, co-insurance, or otherwise paid by our insurance policy. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if the cost per claim, premiums, the severity of claims, or the number of claims significantly exceeds our historical experience and coverage limits; we experience a claim in excess of our coverage limits; our insurance providers fail to pay on our insurance claims; we experience a claim for which coverage is not provided; or the number of claims under our deductibles or self-insured retentions differs from historical averages.

Risks Related to Our Organizational Structure

Our principal asset after the completion of this offering will be our interest in Brilliant Earth, LLC, and, as a result, we will depend on distributions from Brilliant Earth, LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Brilliant Earth, LLC’s ability to make such distributions may be subject to various limitations and restrictions.

Upon the consummation of this offering and the Transactions, we will be a holding company and will have no material assets other than our ownership of LLC Interests. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Brilliant Earth, LLC and distributions we receive from Brilliant Earth, LLC. There can be no assurance that Brilliant Earth, LLC will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in any applicable debt instruments, will permit such distributions. Brilliant Earth, LLC is currently subject to debt instruments or other agreements that restrict its ability to make distributions to us, which may in turn affect Brilliant Earth, LLC’s ability to pay distributions to us and thereby adversely affect our cash flows.

Brilliant Earth, LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of Brilliant Earth, LLC will be allocated to holders of LLC Interests, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Brilliant Earth, LLC. Under the terms of the Brilliant Earth LLC Agreement, Brilliant Earth, LLC will be obligated, subject to various limitations and restrictions, including with respect to our debt agreements, to make tax distributions to holders of LLC Interests, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect will be significant. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” We intend, as its managing member, to cause Brilliant Earth, LLC to make cash distributions to the holders of LLC Interests in an amount sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them and (2) cover our operating expenses, including payments under the Tax Receivable Agreement. However, Brilliant Earth, LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Brilliant Earth, LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Brilliant Earth, LLC insolvent. If we do not have sufficient funds to pay tax or other liabilities, or to fund our operations (including, if applicable, as a result of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition, and subject us to various restrictions imposed by any lenders of such funds. To the extent we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement—Agreement in Effect Upon Consummation of the Transactions—Distributions.” In addition, if Brilliant Earth, LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired, although we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. See “—Risks related to the offering and ownership of our Class A common stock” and “Dividend Policy.”

Under the Brilliant Earth LLC Agreement, we intend to cause Brilliant Earth, LLC, from time to time, to make distributions in cash to its equityholders (including us) in amounts sufficient to cover the taxes imposed on their allocable share of taxable income of Brilliant Earth, LLC. As a result of (1) potential differences in the amount of net taxable income allocable to us and to Brilliant Earth, LLC’s other equityholders, (2) the lower tax rate applicable to corporations as opposed to individuals, and (3) certain tax benefits that we anticipate from (a) future purchases or redemptions of LLC Interests from the Continuing Equity Owners, and (b) payments under the Tax Receivable Agreement and (c) any acquisition of interests in Brilliant Earth, LLC from other equityholders in connection with the consummation of the Transactions, these tax distributions may be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for LLC Interests and corresponding shares of Class A common stock or Class D common stock, as applicable, will be made as a result of any cash distribution by us or any retention of cash by us. To the extent we do not distribute such excess cash as dividends on our Class A common stock or Class D common stock we may take other actions with respect to such excess cash, for example, holding such excess cash, or lending it (or a portion thereof) to Brilliant Earth, LLC, which may result in shares of our Class A common stock and Class D common stock increasing in value relative to the value of LLC Interests. The holders of LLC Interests may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock or Class D common stock, as applicable, in exchange for their LLC Interests, notwithstanding that such holders may have participated previously as holders of LLC Interests in distributions that resulted in such excess cash balances.

The Tax Receivable Agreement with the Continuing Equity Owners requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial.

In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with Brilliant Earth, LLC and each of the Continuing Equity Owners. Under the Tax Receivable Agreement, we will be required to make cash payments to the Continuing Equity Owners equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (1) increases in the tax basis of assets of Brilliant Earth, LLC resulting from (a) our purchase of LLC Interests directly from Brilliant Earth, LLC and the partial redemption of LLC Interests by Brilliant Earth, LLC as described under “Use of Proceeds,” (b) any future redemptions or exchanges of LLC Interests for Class A common stock, Class D common stock, or cash as described under “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement—Agreement in Effect Upon Consummation of the Transactions—Common Unit Redemption Right,” and (c) certain distributions (or deemed distributions) by Brilliant Earth, LLC; and (2) certain tax benefits arising from payments under the Tax Receivable Agreement. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Brilliant Earth Agreement—Agreement in Effect Upon Consummation of the Transactions—Distributions.” Payments under the Tax Receivable Agreement are not conditioned upon continued ownership of Brilliant Earth, LLC by the exchanging Continuing Equity Owners. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. For more information, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Assuming no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of LLC Interests in connection with this offering, together with future redemptions or exchanges of all remaining LLC Interests owned by the Continuing Equity Owners pursuant to the Brilliant Earth LLC Agreement as described above, would aggregate to approximately $         million over          years from the date of this offering based on the assumed initial public offering price of $         per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all future redemptions or exchanges would occur one year after this offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $         million, over the         -year period from the date of this offering. The actual increase in tax basis and the actual utilization of any resulting tax benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors including: the timing of redemptions by the Continuing Equity Owners; the price of shares of our Class A common stock at the time of the exchange; the extent to which such exchanges are taxable; the amount of gain recognized by such Continuing Equity Owners;

the amount and timing of the taxable income allocated to us or otherwise generated by us in the future; the portion of our payments under the Tax Receivable Agreement constituting imputed interest; and the federal and state tax rates then applicable.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners that will not benefit holders of our Class A common stock to the same extent that it will benefit the Continuing Equity Owners.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners that will not benefit the holders of our Class A common stock to the same extent that it will benefit the Continuing Equity Owners. We will enter into the Tax Receivable Agreement with Brilliant Earth, LLC and the Continuing Equity Owners in connection with the completion of this offering and the Transactions, which will provide for the payment by us to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (1) the increases in our share of the tax basis of assets of Brilliant Earth, LLC resulting from (a) the purchase of LLC Interests directly from Brilliant Earth, LLC and the partial redemption of LLC Interests by Brilliant Earth, LLC as described under “Use of Proceeds,” (b) any future redemptions or exchanges of LLC Interests for Class A common stock or Class D common stock as described under “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement—Agreement in Effect Upon Consummation of the Transactions—Common Unit Redemption Right,” and (c) certain distributions (or deemed distributions) by Brilliant Earth, LLC; and (2) certain tax benefits arising from payments under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for our Class A common stock.

In certain cases, payments under the Tax Receivable Agreement to the Continuing Equity Owners may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement will provide that if (1) we materially breach any of our material obligations under the Tax Receivable Agreement, (2) certain mergers, asset sales, other forms of business combinations or other changes of control occur after the consummation of this offering, or (3) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments will be determined based on certain assumptions, including an assumption that we will have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. Such cash payment to the Continuing Equity Owners could be greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, should we elect to terminate the Tax Receivable Agreement immediately following this offering, assuming no material changes in the relevant tax laws or tax rates and that we earn sufficient taxable income to realize all tax potential benefits that are subject to the Tax Receivable Agreement, we estimate that the aggregate of termination payments would be approximately $         million based on the assumed initial public offering price of $         per share of our Class A common stock, which is the midpoint of the

range set forth on the cover page of this prospectus, and assuming were to be     %. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

We will not be reimbursed for any payments made to the Continuing Equity Owners under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service (the “IRS”), or another tax authority, may challenge all or part of the tax basis increases or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially and adversely affect a recipient’s payments under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Continuing Equity Owner that directly or indirectly owns at least     % of the outstanding LLC Interests. The interests of the Continuing Equity Owners in any such challenge may differ from or conflict with our interests and your interests, and the Continuing Equity Owners may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a Continuing Equity Owner are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner will be netted against future cash payments, if any, that we might otherwise be required to make to such Continuing Equity Owner, under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a Continuing Equity Owner for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes with respect to a Continuing Equity Owner that are the subject of the Tax Receivable Agreement.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxation by U.S. federal, state, local, and foreign tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	allocation of expenses to and among different jurisdictions;

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changes to our assessment about our ability to realize, or in the valuation of, our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, tax treaties, regulations or interpretations thereof;

•	the outcome of current and future tax audits, examinations, or administrative appeals;

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lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any changes in U.S. or foreign taxation may increase our worldwide effective tax rate and harm our business, financial condition, and results of operations. In particular, new income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), including as a result of our ownership of Brilliant Earth, LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

We and Brilliant Earth, LLC intend to conduct our operations so that we will not be deemed an investment company. As the sole managing member of Brilliant Earth, LLC, we will control and operate Brilliant Earth, LLC. On that basis, we believe that our interest in Brilliant Earth, LLC is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of Brilliant Earth, LLC, or if Brilliant Earth, LLC itself becomes an investment company, our interest in Brilliant Earth, LLC could be deemed an “investment security” for purposes of the 1940 Act.

We and Brilliant Earth, LLC intend to conduct our operations so that we will not be deemed an investment company. If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. If we were required to register as an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks related to the Offering and Ownership of Our Class A Common Stock

The Continuing Equity Owners will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders.

Upon consummation of this offering, the Continuing Equity Owners will control, in the aggregate, approximately     % of the voting power represented by all our outstanding classes of stock. As a result, the Continuing Equity Owners will continue to exercise significant influence over all matters requiring stockholder approval, including the election and removal of directors and the size of our board, any amendment of our amended and restated certificate of incorporation or bylaws, and any approval of significant corporate transactions (including a sale of all or substantially all of our assets), and will continue to have significant control over our business, affairs, and policies, including the appointment of our management. The directors the Continuing Equity Owners elect have the authority to incur additional debt, issue or repurchase stock, declare dividends, and make other decisions that could be detrimental to stockholders.

We expect that members of our board will continue to be appointed by and/or affiliated with the Continuing Equity Owners. The Continuing Equity Owners can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with the Continuing Equity Owners may have an adverse effect on the price of our Class A common stock. The Continuing Equity Owners may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests.

Our stock price may change significantly following the offering, and you may not be able to resell shares of our Class A common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The initial public offering price for the shares was determined by negotiations between us and the underwriters. You may not be able to resell your shares at or above the initial public offering price due to a number of factors included herein, including the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	technology changes, changes in consumer behavior in our industry;

•	security breaches related to our systems or those of our affiliates or strategic partners;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of jewelry and consumer retail;

•	strategic actions by us or our competitors;

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announcements by us, our competitors or our strategic partners of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships, or capital commitments;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the jewelry and consumer retail environment;

•	changes in business or regulatory conditions;

•	future sales of our Class A common stock or other securities;

•	investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

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other events or factors, including those resulting from system failures and disruptions, natural disasters, war, acts of terrorism, an outbreak of highly infectious or contagious diseases, such as COVID-19, or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business regardless of the outcome of such litigation.

We cannot predict the effect our multi-class structure may have on the market price of our Class A common stock.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices and in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the multi-class structure of our stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible they may depress valuations, compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

We are a “controlled company” within the meaning of the                  rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

After the consummation of this offering, Mainsail and our Founders will have more than 50% of the voting power for the election of directors, and, as a result, we will be considered a “controlled company” for the purposes of the                     . As such, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, including the requirements to have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or to perform annual performance evaluations of the nominating and corporate governance and compensation committees.

The corporate governance requirements and specifically the independence standards are intended to ensure that directors who are considered independent are free of any conflicting interest that could influence their actions as directors. Following this offering, we intend to utilize certain exemptions afforded to a “controlled company.” As a result, we will not be subject to certain corporate governance requirements, including that a majority of our board of directors consists of “independent directors,” as defined under the rules of the                     . In addition, we will not be required to have a nominating and corporate governance committee or compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or to conduct annual performance evaluations of the nominating and corporate governance and compensation committees.

Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                     . Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Certain provisions of Delaware law and antitakeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have an antitakeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

•	a classified board of directors with staggered three-year terms;

•	the ability of our board of directors to issue one or more series of preferred stock;

•	at any time when Mainsail and our Founders beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, our stockholders may take action by consent without a meeting, and at any time when Mainsail and our Founders beneficially own, in the aggregate, less than the majority of the voting power of our outstanding capital stock, our stockholders may not take action by written consent, but may only take action at a meeting of stockholders;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders, subject to the rights granted pursuant to the stockholders agreements;

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advance notice procedures apply for stockholders (other than the parties to our stockholders agreements for nominations made pursuant to the terms of the stockholders agreements) to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	certain limitations on convening special stockholder meetings;

•	prohibit cumulative voting in the election of directors;

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at any time when Mainsail and our Founders beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, directors may be removed at any time with or without cause upon the affirmative vote of the holders of capital stock representing a majority of the voting power of our outstanding shares of capital stock entitled to vote thereon, and at any time when Mainsail and our Founders beneficially own, in the aggregate, less than the majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, in the aggregate, directors may only be removed for cause and only upon the affirmative vote of a majority of the holders of capital stock representing the voting power of our outstanding shares of capital stock entitled to vote thereon; and

•

that certain provisions of amended and restated certificate of incorporation may be amended only by the affirmative vote of at least 66% of the voting power represented by our then-outstanding common stock.

These antitakeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

In addition, we have opted out of Section 203 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested” stockholder (any stockholder with 15% or more of our voting stock) for a period of three years following the date on which the stockholder became an “interested” stockholder is prohibited, subject to certain exceptions. See “Description of Capital Stock.”

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our Class A common stock less attractive to investors.

The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurs after December 8, 2011, and whose annual net sales are less than $1.07 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.07 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.07 billion in nonconvertible debt; and

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the date on which it is deemed to be a “large accelerated filer, ” which will occur at such time as the company (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (2) has been required to file annual and quarterly reports under the Exchange, for a period of at least 12 months, and (3) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as the fifth anniversary of the completion of this offering. For so long as we are an “emerging growth company,” we will, among other things:

•	not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act;

•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

•	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

•	be exempt from the requirement of the PCAOB, regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

•	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.

We cannot predict if investors will find our Class A common stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements above. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Pursuant to the Dodd-Frank Act and SEC rules, we must file public disclosures regarding the country of origin of certain supplies, which could damage our reputation or impact our ability to obtain merchandise if customers or other stakeholders react negatively to our disclosures.

In August 2012, the SEC, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), issued final rules, which require annual disclosure and reporting on the source and use of certain minerals, including gold, from the Democratic Republic of Congo and adjoining countries. The gold supply chain is complex and, while management believes that the rules currently cover less than 1% of annual worldwide gold production (based upon recent estimates), the final rules require us and other affected companies that file with the SEC to make specified country of origin inquiries of our suppliers, and otherwise to exercise reasonable due diligence in determining the country of origin and certain other information relating to any of the statutorily designated minerals (gold, tin, tantalum, and tungsten), that are used in products sold by us in the U.S. and elsewhere.

There may be reputational risks associated with any potential negative response of our customers and other stakeholders to future disclosures by us in the event that, due to the complexity of the global supply chain, we are unable to sufficiently verify the origin of the relevant metals. Also, if future responses to verification requests by suppliers of any of the covered minerals used in our products are inadequate or adverse, our ability to obtain merchandise may be impaired, and its compliance costs may increase. The final rules also cover tungsten and tin, which are contained in a small proportion of items that are sold by us. It is possible that other minerals, such as diamonds, could be subject to similar rules.

Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, and such other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

No market currently exists for our Class A common stock, and an active, liquid trading market for our Class A common stock may not develop, which may cause our Class A common stock to trade at a discount from the initial offering price and make it difficult for you to sell the Class A common stock you purchase.

Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of our Class A common stock that you purchase at a price above the price you purchase it or at all. The initial public offering price for the shares was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, or if there is any fluctuation in our credit rating, our stock price and trading volume could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of us, the trading price of our shares would likely be negatively impacted. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which, in turn, could cause our stock price or trading volume to decline.

Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the trading price of shares of our Class A common stock.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: revenue recognition, including revenue-related reserves; legal contingencies; valuation of our common stock and equity awards; income taxes; and sales and indirect tax reserves. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.

After this offering, the sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of the Transactions, we will have outstanding a total of                  shares of Class A common stock. Of the outstanding shares, the                  shares sold in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, other than any shares held by our affiliates. Any shares of Class A common stock held by our affiliates will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.

Our directors and executive officers, and substantially all of our stockholders will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, restrict the sale of the shares of our Class A common stock and certain other securities held by them for a period of                  days after the date of this prospectus.                  may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting.”

In addition, we have reserved shares of Class A common stock equal to     % of the total number of outstanding LLC Interests following this offering for issuance under the 2021 Plan. Any Class A common stock that we issue under the 2021 Plan or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

In the future, we may also issue securities in connection with investments, acquisitions or capital raising activities. In particular, the number of shares of our Class A common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our Class A common stock. Any such issuance of additional securities in the future may result in additional dilution to you, or may adversely impact the price of our Class A common stock.

If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. You will experience immediate dilution of $         per share, representing the difference between our net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, investors who purchase Class A common stock from us in this offering will have contributed     % of the aggregate price paid by all purchasers of our outstanding equity but will own only approximately     % of our outstanding equity after this offering. See “Dilution” for more detail, including the calculation of the net tangible book value per share of our Class A common stock.

General Risk Factors

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and                      regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and                     . These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act, and we become an accelerated or large accelerated filer. As described above, we could potentially qualify as an “emerging growth company” until as late as the fifth anniversary of the completion of this offering.

We expect to incur costs related to implementing an internal audit and compliance function in the upcoming years to further improve our internal control environment. If we identify future deficiencies in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

We will incur significant costs as a result of operating as a public company.

Prior to this offering, we operated on a private basis, and most of our management team does not have public company experience. After this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the                      and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability or other types of insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action, and potentially civil litigation. These factors may, therefore, strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy, and plans and objectives of management for future operations, including, among others, statements regarding the Transactions, including the consummation of this offering, expected growth, future capital expenditures, and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms, such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including our expectations regarding our revenue, rate of growth, operating expenses including changes in sales and marketing, research and development, and general and administrative expenses (including any components of the foregoing), and our ability to achieve and sustain future profitability; any changes in the costs of diamonds, other gemstones, and precious metals, lead times, supply shortages, and supply changes;

•	the effects of the ongoing COVID-19 pandemic in the markets in which we operate;

•	our business plan and our ability to effectively manage our expenses or grow our revenue;

•	our ability to successful manage our inventory balances and inventory shrinkage;

•	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate; our market opportunity;

•	our ability to expand into new domestic and international markets;

•	beliefs and objectives for future operations;

•	the effects of seasonal and cyclical trends on our results of operations;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the U.S. and, if and as applicable, internationally; and

•	economic and industry trends, growth forecasts, or trend analysis.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

OUR ORGANIZATIONAL STRUCTURE

Brilliant Earth Group, Inc., a Delaware corporation, was formed on June 2, 2021 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions (as defined below), all of our business operations have been conducted through Brilliant Earth, LLC and the Original Equity Owners are the only owners of Brilliant Earth, LLC. We will consummate the Transactions, excluding this offering, prior to the consummation of this offering.

Existing Organization

Brilliant Earth, LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of Brilliant Earth, LLC is included in the U.S. federal income tax returns of Brilliant Earth, LLC’s members. Immediately prior to the consummation of this offering, the Original Equity Owners were the only members of Brilliant Earth, LLC.

Transactions

Prior to the Transactions, we expect there will initially be one holder of common stock of Brilliant Earth Group, Inc. We will consummate the following organizational transactions in connection with this offering:

•

we will amend and restate the existing limited liability company agreement of Brilliant Earth, LLC, which will become effective prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in Brilliant Earth, LLC into                      LLC Interests and (2) appoint Brilliant Earth Group, Inc. as the sole managing member of Brilliant Earth, LLC upon its acquisition of LLC Interests in connection with this offering;

•

we will amend and restate Brilliant Earth Group, Inc.’s certificate of incorporation and will be authorized to issue four classes of common stock, which we refer to collectively as our “common stock” and which are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	1	No
Class C common stock	10	No
Class D common stock	10	Yes

Voting shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders. We will issue shares of our Class A common stock to the investors in this offering. Our Class B common stock may only be held by the Continuing Equity Owners (excluding our Founders) and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B common stock.” Our Class C common stock and Class D common stock may only be held by our Founders and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class C common stock” and “Description of Capital Stock—Common Stock—Class D common stock.” No shares of our Class D common stock will be outstanding upon the closing of this offering, but may be issued after the consummation of this offering by us in connection with an exchange by the Founders of their LLC Interests (along with an equal number of shares of Class C common stock (and such shares shall be immediately cancelled)). We do not intend to list our Class B common stock, Class C common stock, or Class D common stock on any stock exchange;

•

we will issue                  shares of our Class B common stock to the Continuing Equity Owners (excluding our Founders), which is equal to the number of LLC Interests held by such Continuing Equity Owners (excluding our Founders), for nominal consideration;

•

we will issue                  shares of our Class C common stock to our Founders, which is equal to the number of LLC Interests held by such Founder, for nominal consideration; we will issue                  shares of our Class A common stock to the purchasers in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $         million (or approximately $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $         per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discount and estimated offering expenses payable by us;

•

we will use the net proceeds from this offering to purchase                      newly issued LLC Interests (or                      LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Brilliant Earth, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us;

•	Brilliant Earth, LLC intends to use the net proceeds from the sale of LLC Interests to Brilliant Earth Group, Inc. for general corporate purposes, as described under “Use of Proceeds;” and

•

Brilliant Earth Group, Inc. will enter into (1) the Stockholders Agreement with Mainsail and our Founders, (2) the Registration Rights Agreement with certain of the Continuing Equity Owners, and (3) the Tax Receivable Agreement with Brilliant Earth, LLC and the Continuing Equity Owners. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Organizational Structure Following the Transactions

•	Brilliant Earth Group, Inc. will be a holding company and its principal asset will consist of LLC Interests it acquires directly from Brilliant Earth, LLC;

•	Brilliant Earth Group, Inc. will be the sole managing member of Brilliant Earth, LLC and will control the business and affairs of Brilliant Earth, LLC;

•

Brilliant Earth Group, Inc. will own, directly or indirectly,                  LLC Interests of Brilliant Earth, LLC, representing approximately     % of the economic interest in Brilliant Earth, LLC (or                      LLC Interests, representing approximately     % of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the Continuing Equity Owners (excluding Mainsail and our Founders) will own (1)                      LLC Interests of Brilliant Earth, LLC, representing approximately     % of the economic interest in Brilliant Earth, LLC (or                      LLC Interests, representing approximately     % of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)                  shares of Class B common stock of Brilliant Earth Group, Inc., representing

approximately     % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock (or                 shares of Class B common stock of Brilliant Earth Group, Inc., representing approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

Mainsail will own (1)                     LLC Interests of Brilliant Earth, LLC, representing approximately     % of the economic interest in Brilliant Earth, LLC (or approximately     % of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)                 shares of Class B common stock of Brilliant Earth Group, Inc., representing approximately     % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock (or approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

our Founders will own (1)                LLC Interests of Brilliant Earth, LLC, representing approximately     % of the economic interest in Brilliant Earth, LLC (or approximately     % of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)                 shares of Class C common stock of Brilliant Earth Group, Inc., representing approximately     % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock (or approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the purchasers in this offering will own (1)                  shares of Class A common stock of Brilliant Earth Group, Inc. (or                  shares of Class A common stock of Brilliant Earth Group, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately     % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock and approximately     % of the economic interest in Brilliant Earth Group, Inc. (or approximately     % of the combined voting power and approximately     % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Brilliant Earth Group, Inc.’s ownership of LLC Interests, indirectly will hold approximately     % of the economic interest in Brilliant Earth, LLC (or approximately     % of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Our corporate structure following this offering, as described below, is commonly referred to as an umbrella partnership-C corporation (“Up-C”) structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing Equity Owners to retain their equity ownership in Brilliant Earth, LLC and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “flow-through” entity, for U.S. federal income tax purposes following the offering. Investors in this offering will, by contrast, hold their equity ownership in Brilliant Earth Group, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. One of the tax benefits to the Continuing Equity Owners associated with this structure is that future taxable income of Brilliant Earth, LLC that is allocated to the Continuing Equity Owners will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the Continuing Equity Owners may redeem or exchange their LLC Interests for newly issued shares of our Class A common stock or Class D common stock, as applicable, on a one-for-one basis or, at our option, for cash, the Up-C structure also provides the Continuing Equity Owners with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. The Continuing Equity Owners and Brilliant Earth Group, Inc. also each expect to benefit from the Up-C structure as a result of certain cash tax savings arising from redemptions or exchanges of the Continuing Equity Owner’s LLC Interests for Class A common stock or Class D common stock, as applicable, or cash, and certain other tax benefits covered by the Tax Receivable Agreement discussed in “Certain Relationships and Related Party Transactions–Tax Receivable Agreement.” See “Risk Factors—Risks Related to Our Organizational Structure.” In general, the Continuing Equity Owners expect to receive payments under the Tax Receivable Agreement of 85% of the amount of certain tax benefits, as described below, and Brilliant Earth Group, Inc. expects to benefit in the form of cash tax savings in amounts equal to 15% of certain tax benefits, as described below. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will reduce cash otherwise arising from such tax savings. We expect such payments will be substantial.

As described below under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” prior to the completion of this offering, we will enter into a tax receivable agreement with Brilliant Earth, LLC and the Continuing Equity Owners that will provide for the payment by Brilliant Earth Group, Inc. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Brilliant Earth Group, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (1) increases in the tax basis of assets of Brilliant Earth, LLC resulting from (a) Brilliant Earth Group, Inc.’s purchase of LLC interests directly from Brilliant Earth, LLC, as described under “Use of Proceeds,” (b) future redemptions or exchanges of LLC Interests for Class A common stock or cash as described below under “ —Redemption rights of holders of LLC Interests,” and (c) certain distributions (or deemed distributions) by Brilliant Earth, LLC; and (2) certain tax benefits arising from payments made under the Tax Receivable Agreement.

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)	Investors in this offering will hold approximately % of the voting interest.

(2)	Beth Gerstein and Eric Grossberg will hold their Class C common stock of Brilliant Earth Group, Inc. through Just Rocks, for which they share ownership equally.
(3)

Comprised of                  shares of Class B common stock to be held by Mainsail Partners III, L.P.,                  shares of Class B common stock to be held by Mainsail Co-Investors III, L.P., and                  shares of Class B common stock to be held by Mainsail Incentive Program, LLC.

As the sole managing member of Brilliant Earth, LLC, we will operate and control all of the business and affairs of Brilliant Earth, LLC and, through Brilliant Earth, LLC, conduct our business. Following the Transactions, including this offering, Brilliant Earth Group, Inc. will control the management of Brilliant Earth, LLC as its sole managing member. As a result, Brilliant Earth Group, Inc. will consolidate Brilliant Earth, LLC and record a significant non-controlling interest in a consolidated entity in Brilliant Earth Group, Inc.’s consolidated financial statements for the economic interest in Brilliant Earth, LLC held by the Continuing Equity Owners.

Incorporation of Brilliant Earth Group, Inc.

Brilliant Earth Group, Inc., the issuer of the Class A common stock offered by this prospectus, was incorporated as a Delaware corporation on June 2, 2021. Brilliant Earth Group, Inc. has not engaged in any material business or other activities except in connection with its formation and the Transactions. The amended and restated certificate of incorporation of Brilliant Earth Group, Inc. that will become effective immediately prior to the consummation of this offering will, among other things, authorize four classes of common stock, Class A common stock, Class B common stock, Class C common stock, and Class D common stock, each having the terms described in “Description of Capital Stock.”

Reclassification and Amendment and Restatement of the Brilliant Earth LLC Agreement

Prior to the consummation of this offering, the existing limited liability company agreement of Brilliant Earth, LLC will be amended and restated to, among other things, recapitalize its capital structure by creating a single new class of units that we refer to as “common units” and provide for a right of redemption of common units in exchange for, at our election (determined solely by our independent directors (within the meaning of the rules of the                     ), who are disinterested), shares of our Class A common stock or cash. See “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement.”

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $                 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $                 million (or $                 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to purchase                  newly issued LLC Interests (or                      LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Brilliant Earth, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us.

Brilliant Earth, LLC intends to use the net proceeds from the sale of LLC Interests to Brilliant Earth Group, Inc. for general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time.

Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $                 million and, in turn, the net proceeds received by Brilliant Earth, LLC from the sale of LLC Interests to Brilliant Earth Group, Inc. by $                 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $                 million and, in turn, the net proceeds received by Brilliant Earth, LLC from the sale of LLC Interests to Brilliant Earth Group, Inc. by $                 million, assuming that the price per share for the offering remains at $                 (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discount and estimated offering expenses payable by us.

Brilliant Earth, LLC will bear or reimburse Brilliant Earth Group, Inc. for all of the expenses incurred in connection with the Transactions, including this offering.

CAPITALIZATION

The following table sets forth the cash and capitalization as of December 31, 2020, as follows:

•	of Brilliant Earth, LLC on a historical basis; and

•

of Brilliant Earth Group, Inc. and its subsidiaries on an as adjusted basis to give effect to the Transactions, including the sale of the shares of Class A common stock in this offering at an assumed initial public offering price of $                 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”

For more information, please see “Our Organizational Structure” and “Use of Proceeds” included elsewhere in this prospectus. You should read this information in conjunction with our financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of December 31, 2020
	Brilliant Earth, LLC Actual	Brilliant Earth Group, Inc. Pro Forma(1)
(in thousands, except per share and share amounts)
Cash and cash equivalents	$66,269	$

Total long-term debt (2)	$62,211	$
Redeemable convertible preferred units (Class P Units)	66,327
Members’ / Stockholders’ equity (deficit):
Members’ deficit:
Class F units	(85,695)
Class M units	300
Stockholders’ equity:
Class A common stock, par value $ per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, Brilliant Earth Group, Inc. pro forma

Class B common stock, par value $ per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, Brilliant Earth Group, Inc. pro forma

Class C common stock, par value $ per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, Brilliant Earth Group, Inc. pro forma

	As of December 31, 2020
	Brilliant Earth, LLC Actual	Brilliant Earth Group, Inc. Pro Forma(1)
Class D common stock, par value $ per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, Brilliant Earth Group, Inc. pro forma

Additional paid-in capital
Accumulated deficit
Total members’ equity/stockholders’ equity	(85,395)
Non-controlling interest

Total capitalization	$43,143	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

As of December 31, 2020 we had $65.0 million of principal outstanding under the Term Loan, excluding unamortized debt issuance costs of $2.8 million. For a further description of our Term Loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Term Loan Agreement”.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our Class A common stock and Class D common stock in the foreseeable future. Holders of our Class B common stock and Class C common stock are not entitled to participate in any dividends declared by our board of directors. Furthermore, because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Brilliant Earth, LLC. Our Term Loan agreement contains certain convents that restrict, subject to certain exceptions, our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Term Loan Agreement.” Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us. See “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.” Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and subject to compliance with contractual restrictions and covenants in the agreements governing our future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.

Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks related to the offering and ownership of our Class A common stock—Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.”

Immediately following this offering, we will be a holding company, and our principal asset will be the LLC Interests we purchase from Brilliant Earth, LLC. If we decide to pay a dividend in the future, we would need to cause Brilliant Earth, LLC to make distributions to us in an amount sufficient to cover such dividend. If Brilliant Earth, LLC makes such distributions to us, the other holders of LLC Interests will be entitled to receive pro rata distributions. See “Risk Factors—Risks related to Our Organizational Structure—Our principal asset after the completion of this offering will be our interest in Brilliant Earth, LLC, and, as a result, we will depend on distributions from Brilliant Earth, LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Brilliant Earth, LLC’s ability to make such distributions may be subject to various limitations and restrictions.”

DILUTION

The Continuing Equity Owners will own LLC Interests after the Transactions. Because the Continuing Equity Owners do not own any Class A common stock or have any right to receive distributions from Brilliant Earth Group, Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of LLC Interests (other than Brilliant Earth Group, Inc.) had their LLC Interests redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the automatic transfer to the Company and cancellation for no consideration of all of their shares of Class B common stock and Class C common stock (which are not entitled to receive distributions or dividends, whether cash or stock, from Brilliant Earth Group, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all LLC Interests for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. Brilliant Earth, LLC’s pro forma net tangible book value as of                  prior to this offering and after giving effect to the other Transactions and the Assumed Redemption was a deficit of $                million. Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Redemption.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro Forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Transactions, including this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” and the Assumed Redemption. Our pro forma net tangible book value as of                  after this offering would have been approximately $                 million, or $                 per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $                 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $                 per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , before this offering	$

Increase per share attributable to new investors in this offering	$

Pro forma net tangible book value per share after this offering
Dilution per share to new Class A common stock investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $                , and dilution in pro forma net tangible book value per share to new investors by approximately $                 assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remain the same and after deducting the underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book value after the offering would be $                 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $                 per share and the dilution in pro forma net tangible book value to new investors would be $                 per share, in each case assuming an initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

The following table summarizes, as of                     ,                     after giving effect to the Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, paid, or to be paid, to us, and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent

Original Equity Owners			%	$		%	$
New investors

Total		100%			$100%		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $                 million, assuming the number of shares offered by us remains the same and after deducting the underwriting discount but before estimated offering expenses.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock and Class C common stock, because holders of the Class B common stock and Class C common are not entitled to distributions or dividends, whether cash or stock, from Brilliant Earth Group, Inc. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of                     ,                    , after giving effect to the Transactions and the Assumed Redemption, and excludes                  shares of Class A common stock reserved for issuance under our 2021 Plan (as described in “Executive Compensation—Executive Compensation Arrangements—2021 Incentive Award Plan”), including approximately                  shares of Class A common stock issuable pursuant to stock options we intend to grant to certain of our directors, executive officers and other employees, including certain of our named executive officers, in connection with this offering as described in “Executive Compensation—Executive Compensation Arrangements—2021 Incentive Award Plan.”

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of                 ,

the pro forma net tangible book value per share after this offering would be $                , and total dilution per share to new investors would be $                .

If the underwriters exercise in full their option to purchase additional shares of Class A common stock:

•

the percentage of shares of Class A common stock held by the Original Equity Owners will decrease to approximately     % of the total number of shares of our Class A common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately % of the total number of shares of our Class A common stock outstanding after this offering.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended, to give effect to the Transactions discussed in “Our Organizational Structure,” and to other financing events consummated by Brilliant Earth Group, Inc. that are not yet reflected in the historical financial information of Brilliant Earth, LLC and are considered material events separate from those contemplated by the Transactions.

Following the completion of the Transactions, Brilliant Earth Group, Inc. will be a holding company whose principal asset will consist of    % of the outstanding LLC Interests (or    % of LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) that it acquires directly from Brilliant Earth, LLC. Brilliant Earth Group, Inc. will act as the sole managing member of Brilliant Earth, LLC, will operate and control the business and affairs of Brilliant Earth, LLC and, through Brilliant Earth, LLC, will conduct its business.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2020 presents our unaudited pro forma balance sheet after giving effect to the Transactions, including this offering, and the other events summarized below, as if they had occurred as of December 31, 2020. The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 gives effect to the Transactions, including this offering, and the other events summarized below, as if they had occurred on January 1, 2020.

We have derived the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of operations from the audited financial statements of Brilliant Earth, LLC to reflect the accounting for the Transactions in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information reflects adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. Brilliant Earth Group, Inc. was formed on June 2, 2021 and on June 3, 2021 had a capitalization of one penny and will have no results of operations until the completion of this offering; therefore, its financial position as of December 31, 2020 and its historical results of operations for the year then ended are not shown in separate columns in the unaudited pro forma condensed combined balance sheet or statement of operations.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal, and administrative personnel, increased auditing and legal expenses, and other related costs. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and would be based on subjective estimates and assumptions that could not be factually supported. We have not included any pro forma adjustments related to these costs.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of our future results.

The unaudited pro forma condensed combined financial information should be read together with “Our Organizational Structure,” “Capitalization,” “Use of Proceeds,” “Summary Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes of Brilliant Earth, LLC and Brilliant Earth Group, Inc. and related notes thereto, each included elsewhere in this prospectus.

Summary of the Transactions

The following unaudited pro forma condensed combined balance sheet as of December 31, 2020 and unaudited pro forma condensed combined statement of operations for the year then ended give pro forma effect to the Transactions that comprise reorganization transactions, offering transactions and other financing events follows:

Reorganization Transactions

The pro forma adjustments related to the reorganization transactions are described in the notes to the unaudited pro forma condensed combined financial information and primarily include:

•

amendment and restatement of the existing limited liability company agreement of Brilliant Earth, LLC, which will become effective prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in Brilliant Earth, LLC into                common LLC Interests and (2) appoint Brilliant Earth Group, Inc. as the sole managing member of Brilliant Earth, LLC upon its acquisition of LLC Interests in connection with this offering;

•

amendment and restatement of Brilliant Earth Group, Inc.’s certificate of incorporation to, among other things, provide for four classes of common stock, which we refer to collectively as our “common stock” and which are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	1	No
Class C common stock	10	No
Class D common stock	10	Yes

Voting shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders. We will issue shares of our Class A common stock to the investors in this offering. Our Class B common stock may only be held by the Continuing Equity Owners (excluding our Founders) and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B common stock.” Our Class C common stock and Class D common stock may only be held by our Founders and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class C common stock” and “Description of Capital Stock—Common Stock—Class D common stock.” No shares of our Class D common stock will be outstanding upon the closing of this offering, but may be issued after the consummation of this offering by us in connection with an exchange by the Founders of their LLC Interests (along with an equal number of shares of Class C common stock (and such shares shall be immediately cancelled));

•

issuance of                 shares of our Class B common stock to the Continuing Equity Owners (excluding our Founders), which is equal to the number of LLC Interests held by such Continuing Equity Owners (excluding our Founders), for nominal consideration;

•	issuance of shares of our Class C common stock to our Founders, which is equal to the number of LLC Interests held by such Founder, for nominal consideration; and

•

enter into a Tax Receivable Agreement with Brilliant Earth, LLC and the Continuing Equity Owners that will provide for the payment by Brilliant Earth Group, Inc. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Brilliant Earth Group, Inc. actually realizes (or in some circumstances is deemed to realize) related to certain tax basis adjustments and payments made under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement.

Our agreements will include a provision for the Continuing Equity Owners, subject to certain exceptions from time to time at each of their option, to require Brilliant Earth, LLC to redeem all or a portion of their LLC Interests in exchange for, at our election, newly-issued shares of our Class A common stock or Class D common stock, as applicable, on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Brilliant Earth LLC Agreement.

Offering Transactions

The pro forma adjustments related to the offering transactions are described in the notes to the unaudited pro forma condensed combined financial information and primarily include:

•

issuance of                shares of our Class A common stock to the purchasers in this offering (or                shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $                million (or approximately $                million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $                per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discount and estimated offering expenses payable by us; and

•

use of the net proceeds from this offering to purchase                newly issued LLC Interests (or                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Brilliant Earth, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us.

Expected Accounting Treatment of the Transactions

Following the completion of the Transactions, Brilliant Earth Group, Inc. will become the sole managing member of Brilliant Earth, LLC. Although we will have a minority economic interest in Brilliant Earth, LLC, we will have the sole voting interest in, and control of, the business and affairs of Brilliant Earth, LLC. As a result, we will consolidate Brilliant Earth, LLC and record a significant non-controlling interest in equity in our consolidated financial statements for the economic interest in Brilliant Earth, LLC held directly or indirectly by the Continuing Equity Owners.

Under generally accepted accounting principles, since the members of Brilliant Earth, LLC prior to the exchange will continue to hold a controlling interest in Brilliant Earth, LLC after the exchange (e.g., there was no change in control of Brilliant Earth, LLC) and since Brilliant Earth Group, Inc. is considered a “shell company” which does not meet the definition of a business, the financial statements of the combined entity represent a continuation of the financial position and results of operations of Brilliant Earth, LLC. Accordingly, the historical cost basis of assets, liabilities, capital, and accumulated deficit of Brilliant Earth, LLC are carried over to the consolidated financial statements of the merged company as a common control transaction. Also, after consummation of this offering, Brilliant Earth Group, Inc. will become subject to U.S. federal, state, and local income taxes with respect to our allocable share of any taxable income of Brilliant Earth, LLC which will be taxed at the prevailing corporate tax rates.

Accordingly, this prospectus contains the following historical financial statements:

•

Brilliant Earth Group, Inc. Other than the inception balance sheet dated as of June 3, 2021, the historical financial information of Brilliant Earth Group, Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date, and had no assets or liabilities during the periods presented in this prospectus.

•

Brilliant Earth, LLC. Because Brilliant Earth Group, Inc. will have no interest in any operations other than those of Brilliant Earth, LLC, the historical financial information included in this prospectus is that of Brilliant Earth, LLC.

UNAUDITED PRO FORMA CONDENSED

COMBINED BALANCE SHEET

As of December 31, 2020

(Dollars in thousands, except unit amounts)

	Brilliant Earth, LLC historical	Pro forma adjustments			As adjusted on pro forma basis
Assets

Current assets:
Cash and cash equivalents	$66,269	$	(b	)	$
Restricted cash	205
Inventories, net	13,559
Prepaid expenses and other current assets	2,939

Total current assets	82,972
Property and equipment, net	1,986
Other assets	258
Deferred income taxes			(c	)

Total assets	$85,216	$			$

Liabilities, preferred units and equity

Current liabilities:
Accounts payable	$10,972	$			$
Accrued expenses and other current liabilities	16,961
Current portion of deferred revenue	10,775

Total current liabilities	38,708

Long-term debt, net of debt issuance costs	62,211
Long-term deferred revenue	179
Deferred rent	662
Warrant liability	84
Other long-term liabilities	2,440
Obligations under the tax receivable agreements			(c	)
Deferred income taxes			(c	)

Total liabilities	104,284

Redeemable convertible preferred units	66,327		(a	)

Members’ equity (deficit):
Class F Units	(85,695)		(a	)
Class M Units	300		(a	)

Stockholders’ equity (deficit):
Class A common stock, par value $ per share			(b	)
Class B common stock, par value $ per share			(a	)
Class C common stock, par value $ per share			(a	)
Class D common stock, par value $ per share
Additional paid-in-capital			(a (b	) )
Accumulated deficit

Total stockholders’ equity attributable to Holdings, Inc.
Non-controlling interest attributable to Brilliant Earth, LLC			(a	)

Total members’/stockholders’ equity (deficit)	(85,395)

Total liabilities, preferred units and equity	$85,216	$			$

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

(Dollars in thousands, except per unit amounts)

	Brilliant Earth, LLC historical	Pro forma adjustments			As adjusted on pro forma basis
Net sales	$251,820	$			$

Cost of sales	139,518

Gross profit	112,302
Operating expenses:

Selling, general, and administrative	85,710		(aa	)

Income (loss) from operations	26,592
Interest expense	(4,942)

Other expense, net	(74)

Income (loss) before tax	21,576
Income tax (expense) benefit	—		(bb	)

Net income (loss)	21,576

Net income allocable to non-controlling interest	—		(cc	)

Net income (loss) allocable to non-controlling interest	$21,576	$			$

Pro forma per share data:
Pro forma net income per share
Basic			(dd	)	$
Diluted			(dd	)	$
Pro forma weighted average shares used to compute pro forma net income per share
Basic			(dd	)
Diluted			(dd	)

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed

Combined Financial Information

Note 1: Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 assumes that the Transactions and the other events summarized above, occurred on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 gives pro forma effect to the Transactions and the other events summarized above, as if the Transactions and the other events summarized above, had been completed on January 1, 2020, the beginning of the earliest period presented.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at the time, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Transactions and the other events summarized above are reflected in the unaudited pro forma consolidated balance sheet as a direct reduction to additional paid-in capital (“APIC”) and are assumed to be cash settled.

Brilliant Earth Group, Inc. was formed on June 2, 2021 and on June 3, 2021 had a capitalization of one penny and will have no results of operations until the completion of this offering. Therefore, its financial position as of December 31, 2020 and its historical results of operations for the year then ended are not shown in separate columns in the unaudited pro forma condensed combined balance sheet or statement of operations.

Note 2: Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2020 are as follows:

(a)

Reflects (i) the conversion of all Class P, Class F, and Class M Units into common LLC Units in Brilliant Earth, LLC presented as non-controlling interests in Brilliant Earth Group, Inc., (ii) the authorization of Class A common stock, Class B common stock, Class C common stock, and Class D common stock, and (iii) the issuance to various members of our Continuing Equity Owners of Class B common stock and Class C common stock for nominal consideration. Upon completion of the Transactions, we will become the sole managing member of Brilliant Earth, LLC. Although we will have a minority economic interest in Brilliant Earth, LLC, we will have the sole voting interest in, and control of the management of, Brilliant Earth, LLC. As a result, we will consolidate the financial results of Brilliant Earth, LLC and will report a non-controlling interest related to the interests in Brilliant Earth, LLC held by the Continuing Equity Owners on our consolidated balance sheet. Immediately following the Transactions, the economic interests held by the non-controlling interest will be approximately                %. If the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full, the economic interests held by the non-controlling interest would be approximately                %.

(b)

Reflects the net effect on cash of the receipt of gross offering proceeds to us of $                million, based on the authorization, issuance, and assumed sale of                Class A common stock at an assumed initial public offering of $                 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us aggregating $                 million and assuming the underwriters’ option to purchase additional shares of Class A common stock is not exercised. We intend to use the net proceeds from this offering to purchase                 newly-issued LLC Interests (or                 LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Brilliant Earth, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us.

(c)

The difference in basis of assets and liabilities for reporting under generally accepted accounting principles and for income tax purposes created as a result of the Transactions generated a deferred tax asset at the time of close. Since our evaluation of the probability of realizing a tax benefit is less than “more likely than not,” we have recorded a full valuation allowance against the deferred tax asset. As a result, the pro forma condensed combined balance sheet does not reflect an adjustment for deferred income taxes.

Note 3: Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 are as follows:

(aa)

Reflects the increase in share-based compensation expense we expect to incur following the completion of this offering. We expect to grant                 stock options and restricted stock units to our directors and employees in connection with this offering. The options that will be granted to our directors will vest over one year. The options that will be granted to our employees will vest over either three or four years and the restricted stock units that will be granted to our employees will vest over four years.

The share-based compensation expense was calculated assuming the stock options were granted on January 1, 2020, at an exercise price equal to $                 per share, based on the midpoint of the estimated price range set forth on the cover of the prospectus. The grant date fair value of stock options was determined using the Black-Scholes valuation model using the following assumptions:

Expected volatility	%
Expected dividend yield	%
Expected term (in years)
Risk free interest rate	%

(bb)

Provides for an assumed income tax expense on our taxable earnings. Following the Transactions, we will be subject to U.S. federal income taxes in addition to applicable state and local taxes with respect to our allocable share of any net taxable income of Brilliant Earth, LLC. Accordingly, we have provided income taxes assuming a federal rate of                % and a combined state and local rate of                % on our allocable share of taxable income.

(cc)

Reflects the portion of our net income allocable to the non-controlling interest. After the Transactions, we will become the managing member of Brilliant Earth, LLC with a                % economic interest but will control the management of Brilliant Earth, LLC. The Continuing Equity Owners will own the remaining                % of the economic interest in Brilliant Earth, LLC, which will be accounted for as a non-controlling interest in our future consolidated financial results.

(dd)

Pro forma basic net income per share is computed by dividing the net income available to Class A common stock by the weighted average shares of Class A common stock assumed outstanding during the period. Pro forma diluted net income per share is computed by adjusting the net income available to Class A common stock and the weighted average shares of Class A common stock assumed outstanding to give effect to potentially dilutive securities.

Shares of our Class B common stock and our Class C common stock are not entitled to receive any distributions or dividends other than in connection with a liquidation and have no rights to convert into Class A common stock or Class D common stock, separate from an exchange or redemption of the LLC Interests corresponding to such shares of Class B common stock or Class C common stock, as applicable. When a common unit is exchanged for, at our election, cash or Class A common stock or Class D common stock by a Continuing Equity Owner who holds shares of our Class B common stock or Class C common stock, such Continuing Equity Owner will be required to surrender a share of Class B common stock or Class C common stock, as applicable, which we will cancel for no consideration.

The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share (in thousands, except share and per share data):

Pro forma basic and diluted earnings per share

Numerator:
Pro forma net income	$
Pro forma net income attributable to non-controlling interests

Pro forma net income attributable to Brilliant Earth Group, Inc., basic

Dilutive effect of assumed conversion of LLC Units for Class A common stock

Pro forma net income attributable to Brilliant Earth Group, Inc., diluted	$

Denominator:
Weighted average Class A common stock assumed outstanding, basic
Dilutive effects of:
LLC Units that are exchangeable for Class A common stock

Restricted stock units, stock options and warrants

Weighted average Class A common stock assumed outstanding, diluted

Basic pro forma net income per share	$
Diluted pro forma net income per share	$

Note 4. Deferred Income Taxes and Tax Receivable Agreement

As the Continuing Equity Investors of the various LLC interests of Brilliant Earth, LLC elect to convert their LLC interests into our Class A common stock or Class D common stock, as applicable, we will succeed to their aggregate historical tax basis which will create a net tax benefit to us. These tax benefits including any increases thereto as a result of the Transactions are expected to be amortized over 15 years pursuant to Sections 743(b) and 197 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). We will only recognize a deferred tax asset for financial reporting purposes when it is “more-likely-than-not” that we will realize the tax benefit.

In addition, as part of the Transactions, we will enter into a Tax Receivable Agreement with the Continuing Equity Owners to pay them 85% of the tax savings from the tax basis adjustment as such savings are realized. Amounts payable under the Tax Receivable Agreement are contingent upon, among other things, generation of sufficient future taxable income during the term of the Tax Receivable Agreement.

If all of the Continuing Equity Owners were to exchange or redeem their LLC Interests as of the date of closing of our IPO, we would recognize a deferred tax asset of approximately $                million and a related liability for payments under the Tax Receivable Agreement of approximately $                million, assuming, among other factors (i) all exchanges occurred on the same day; (ii) a price of $     per share of Class A common stock (the midpoint of the estimated offering price set forth on the cover of this prospectus); (iii) a constant corporate tax rate of                %; (iv) we will have sufficient taxable income to fully utilize the tax benefits; (v) Brilliant Earth, LLC is able to fully depreciate or amortize its assets; and (vi) no material changes in applicable tax law. For each 5% increase (decrease) in the amount of LLC Interests exchanged by the Continuing Equity Owners, our deferred tax asset would increase (decrease) by approximately $                million and the related liability for payments under the Tax Receivable Agreement would increase (decrease) by approximately $                million, assuming that the price per share of the Class A common stock at the time of the exchange and corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the redemptions or exchanges, the price of our shares of Class A common stock at the time of the redemptions or exchanges, availability of sufficient taxable income and the tax rates then in effect.

We may elect to terminate the Tax Receivable Agreement early by making an immediate cash payment equal to the present value of the anticipated future tax benefits that would be required to be paid by us to the Continuing Equity Owners under the Tax Receivable Agreement. The calculation of such cash payment would be based on certain assumptions, including, among others (i) that any Continuing Equity Owners’ LLC Interests that have not been exchanged are deemed exchanged, in general, for the fair market value of our Class A common stock or Class D common stock, as applicable, that would be received by such Continuing Equity Owner if such LLC Interests had been exchanged at the time of termination; (ii) we will have sufficient taxable income in each future taxable year to fully realize all potential tax savings; (iii) the federal tax rates for future years will be those specified in the law as in effect at the time of termination and the combined state and local tax rates will be an assumed tax rate; and (iv) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such tax benefit payments are discounted at a rate equal to    % per annum, compounded annually. Assuming that the fair market value of our Class A common stock were to be equal to $                , the midpoint of the estimated offering price range set forth on the cover of this prospectus, and that the relevant                  were to be                %, we estimate that the aggregate amount of these termination payments would be approximately $                million if we were to exercise our termination right immediately following this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition. You should read this analysis in conjunction with our audited financial statements and the related notes and other financial information appearing elsewhere in this prospectus. In addition to historical financial information, this discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance. These statements are only predictions, and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this prospectus which could cause actual results to differ materially from those expressed in, or implied by, any forward-looking statements, including those set forth in “Risk Factors” in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Company Overview

Brilliant Earth is an innovative, digital-first jewelry company, and a global leader in ethically sourced fine jewelry. We offer exclusive designs with superior craftsmanship and supply chain transparency, delivered to customers through a highly personalized omnichannel experience.

Our mission is to create a more transparent, sustainable, and compassionate jewelry industry, and we are proud to offer customers distinctive and thoughtfully designed products that they can truly feel good about wearing. Our core values resonate strongly across many demographics and particularly with values-driven Millennial and Gen Z consumers.

Our extensive collection of premium-quality diamond engagement and wedding rings, gemstone rings, and fine jewelry is conceptualized by our leading in-house design studio and then brought to life by expert jewelers. From our award-winning jewelry designs to our responsibly sourced materials, at Brilliant Earth we aspire to exceptional standards in everything we do.

We were founded in 2005 as an e-commerce company with an ambitious mission and a single showroom in San Francisco. We have rapidly scaled our business while remaining focused on our mission and elevating the omnichannel customer experience. Through our intuitive digital commerce platform and personalized individual appointments in our showrooms, we cater to the shopping preferences of tech-savvy next-generation consumers. We create an educational, joyful, and approachable experience that is unique in the jewelry industry. Today, Brilliant Earth reaches consumers in all U.S. states and over 50 countries, and has served over 320,000 customers through our e-commerce platform and nine showrooms.

Throughout our history, we have invested in technology to create a seamless customer experience, inform our data-driven decision-making, improve efficiencies, and advance our mission. Our technology enables dynamic product visualization, augmented reality try-on, blockchain-enabled transparency, and rapid fulfillment of our flagship Create Your Own product. We leverage powerful data capabilities to improve our marketing and operational efficiencies, personalize the customer experience, curate showroom inventory and merchandising, inform real estate decisions, and develop new product designs that reflect consumer preferences. We believe the Brilliant Earth digital experience drives higher satisfaction, engagement, and conversion both online and in-showroom.

Our financial model is compelling: high net sales growth, substantial first order profitability, and attractive margins. We are very capital efficient: our made-to-order capabilities and virtual inventory model generate attractive inventory turns and negative working capital. We have achieved strong financial performance and rapid growth since our founding with minimal outside funding, and believe we are in the early stages of realizing our potential in a massive market opportunity:

•	grew net sales from $83.1 million in 2016 to $251.8 million in 2020, with a 32.0% CAGR;

•	achieved net income of $21.6 million in 2020, compared to $1.5 million in 2016;

•	achieved net income margin of 8.6% in 2020, compared to 1.8% in 2016;

•	grew our Adjusted EBITDA from $2.4 million in 2016 to $27.5 million in 2020; and

•	improved Adjusted EBITDA margin from 2.9% in 2016 to 10.9% in 2020.

We operate in one operating and reporting segment, the retail sale of diamonds, gemstones, and jewelry.

Key Factors Affecting Our Performance

Our Ability to Increase Brand Awareness

Increasing brand awareness and growing favorable brand equity have been and remain key to our growth. We have a significant opportunity to continue to grow our brand awareness, broaden our customer reach, and maximize lifetime value through brand and performance marketing. We have made significant investments to strengthen the Brilliant Earth brand through our dynamic marketing strategy, which includes brand marketing campaigns across email, digital, social media, earned media, and media placements and with key influencers. As of 2021, our aided brand awareness was 54% with significant room to increase in the U.S. and internationally through marketing and earned media, showroom expansion, and word-of-mouth referrals. In order to compete effectively and increase our share of the jewelry market, we must maintain our strong customer experience, produce compelling products, and continue our mission of creating a more transparent, sustainable, and compassionate jewelry industry. Our performance will also depend on our ability to increase the number of consumers aware of Brilliant Earth and our product assortment. We believe our brand strength will enable us to continue to expand across categories and channels, to deepen relationships with consumers, and to expand our presence in U.S. and international markets.

Cost-Effective Acquisition of New Customers and Retention of Existing Customers.

We have historically had attractive customer acquisition economics, including substantial first order profitability. To continue to grow our business, we must continue to acquire new customers and retain existing customers in a cost-effective manner. The success of our customer acquisition strategy depends on a number of factors, including the level and pattern of consumer spending in the product categories in which we operate, and our ability to cost-effectively drive traffic to our website and showrooms and to convert these visitors to customers. With our strong brand resonance and passionate customer base, we generate significant earned and organic traffic, impressions, and media placements. We continually evolve our dynamic marketing strategies, optimizing our messaging, creative assets, and spending across channels. We also believe our expanded fine jewelry assortment and strategic customer acquisition will continue to drive fine jewelry orders from new customers and repeat orders from existing customers.

Our Ability to Continue Expansion of our Omnichannel Strategy

Our ability to expand our omnichannel presence to new markets and locations is key to our success. Historically, we have been successful in every new geographic market we have entered, and we are in the early stages of expanding our premium showroom footprint nationwide. We intend to continue leveraging our marketing strategy and growing brand awareness to drive increased qualified consumer traffic to and sales from our website and premium showrooms.

We believe expanding our number of showrooms will drive accelerated growth by increasing our AOV compared to e-commerce orders, improving conversion in the showrooms’ metro regions by 50% or more compared to pre-opening conversion, and raising our brand awareness. Currently we have nine locations, and plan to open at least                more by the end of 2021. We intend to strategically open showrooms in the future, and we believe we can achieve near-national showroom coverage with under 100 locations. We rely on this highly efficient showroom model to complement our digital strategy and to continue to drive growth and profitability.

Our Ability to Successfully Introduce New Products

Product expansion allows us significant opportunity to drive new and repeat purchases by expanding purchase occasions beyond engagement and bridal. We intend to leverage our in-house design capabilities and nimble data-driven product development to expand product assortment for special occasions and self-purchase. In addition, we will have more opportunity to enhance and leverage our CRM and data-segmentation capabilities to increase repeat purchases and lifetime value. We have consistently invested in technology to create a seamless customer experience, including dynamic visualization, augmented reality try-on, and automated, rapid fulfillment, and we intend to continue investing in technology to enhance the digital and showroom experience and help drive conversion. Expanding affiliations and brand collaborations will also broaden our existing assortment, reinforce our brand ethos, and feature like-minded designers, which will help to drive both new and repeat purchases.

International Expansion

We are in the early stages of expanding globally, and a larger geographic footprint will help drive future growth. Our early proof-points from localizing our website for Canada, Australia, and the United Kingdom, and our sales to customers from over 50 countries, provide encouraging signs for future global expansion. We see strong potential in launching e-commerce in new overseas markets, particularly in Asia, and new showrooms in countries where we have already established a localized digital presence. We plan to drive brand awareness through localized marketing channels and expect our data-driven technology platform to continue providing insights for product recommendations and inventory management.

Operational and Marketing Efficiency

We have a unique, asset-light operating model with attractive working capital dynamics, capital-efficient showrooms, and a vast virtual inventory of premium natural and lab-grown diamonds that allows us to offer over 100,000 diamonds worth hundreds of millions of dollars, while keeping our balance sheet inventory low. This has driven attractive inventory turns of over 10x every year since 2018 and allows us to operate with negative working capital, which we define as our current assets less cash minus our current liabilities. Our showroom strategy avoids the inefficiencies of traditional, retail-first jewelers. Our showrooms are appointment-driven with large catchment regions, so we are less reliant on expensive high foot traffic retail locations. We also curate showroom inventory for scheduled visits and require minimal inventory in each location. Our tech-enabled jewelry specialist team supports online customers when not in appointment, maximizing workforce utilization. As we continue to scale our business, our future success is dependent on maintaining this capital efficient operating model and driving continued operational improvement as we expand to new locations both in the U.S. and internationally.

Costs of Operating as a Public Company

After this offering, we anticipate that the costs of operating as a public company will be significant as we will be subject to the reporting, listing, and compliance requirements of various governing bodies and applicable securities laws and regulations that we were previously not subjected to as a privately-held company. These costs have been rapidly increasing over time, and we expect these rules and regulations to increase our legal, financial, and technology compliance costs, and to make some activities more difficult, time-consuming, and costly. Remaining compliant and satisfying our obligations as a public company, while maintaining forecasted gross margins and operating results, and attracting and retaining qualified persons to serve on our board of directors, our board committees, or as our executive officers will be critical to our future success.

Macroeconomic Trends

We believe we are well-positioned at the intersection of key macro-level trends impacting our industry. Consumers are increasingly becoming more conscious of the products they purchase, seeking brands that stand for sustainability, supply chain transparency, and social and environmental responsibility. This has contributed to our strong brand affinity and loyalty, and further differentiates us from our competitors. Consumers are increasingly favoring seamless omnichannel shopping experiences, and we believe our model is well-suited to satisfy these consumer preferences. Changes in macro-level consumer spending trends, including as a result of the COVID-19 pandemic, could result in fluctuations in our operating results.

Effects of COVID-19 on Our Business

As a result of the COVID-19 pandemic and the recommendations of government and health authorities, our showrooms closed to the public beginning in March 2020, but we continued to fulfill orders. We began reopening our showrooms to the public in May 2020 and, by June 2020, had re-opened all our showrooms to the public. While we expect to be able to continue operations for the duration of the pandemic, our operations were and are still subject to local or regional public health orders, including temporary government-mandated closures, which may impact our showrooms or other operations. The COVID-19 pandemic also has disrupted our global supply chain, and may cause additional disruptions to operations, including increased costs of production and distribution and longer fulfillment times. For example, we faced production capacity issues in crafting sufficient quantities of certain products in 2020 due to government shutdowns, as well as disruption in jewelry manufacturing and sourcing of diamonds and gemstones, which could continue in 2021 due to the pandemic.

Although our financial performance was adversely impacted by the COVID-19 pandemic in the first half of the year ended December 31, 2020, our business operations recovered in the second half of the

year ended December 31, 2020, during which revenue grew year-over-year by                %. While our business operations have recovered since the first half of the year ended December 31, 2020, and we have experienced strong growth since the second half of the year ended December 31, 2020, the pandemic remains ongoing, and the potential duration and magnitude of its future impacts on the jewelry industry and on our operations and supply chain remains unknown and depends on factors outside of our control, including the duration and intensity of the pandemic (including that of any COVID-19 variants), the availability and efficacy of treatments and vaccines, and the impact of the pandemic on financial markets, industry supply chains and consumer behavior. The potential impact of these factors on our future liquidity, financial condition, and results of operations cannot be estimated.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law in response to the COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. We obtained a U.S. Small Business Administration Paycheck Protection Program Loan (“PPP Loan”) under the CARES Act, which was fully repaid in December 2020. See “—Liquidity and Capital Resources.”

We do not yet know the full extent of the impacts of the COVID-19 pandemic on our business, our operations, or the global economy as a whole. However, the effects could have a material impact on our results of operations. See “Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic has had, and may in the future continue to have, a material adverse impact on our business.”

Reorganization Transactions

The historical results of operations discussed in this section are those of Brilliant Earth, LLC prior to the completion of the Transactions including this offering, and do not reflect certain items that we expect will affect our results of operations and financial condition after giving effect to the Transactions and the use of proceeds from this offering.

Following the completion of the Transactions, Brilliant Earth Group, Inc. will become the sole managing member of Brilliant Earth, LLC. Although we will have a minority economic interest in Brilliant Earth, LLC, we will have the sole voting interest in, and control of the business and affairs of, Brilliant Earth, LLC. As a result, Brilliant Earth Group, Inc. will consolidate Brilliant Earth, LLC and record a significant non-controlling interest in a consolidated entity in Brilliant Earth Group, Inc.’s consolidated financial statements for the economic interest in Brilliant Earth, LLC held directly or indirectly by the Continuing Equity Owners. Immediately after the Transactions, investors in this offering will collectively own    % of our outstanding Class A common stock, consisting of shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), Brilliant Earth Group, Inc. will own LLC Interests (or LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing % of the LLC Interests (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Continuing Equity Owners will collectively own LLC Interests, representing % of the LLC Interests (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, net income (loss) attributable to non-controlling interests will represent    % of the income (loss) before income tax benefit (expense) of Brilliant Earth Group, Inc. (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Brilliant Earth Group, Inc. is a holding company that conducts no operations and, as of the consummation of this offering, its principal asset will be LLC Interests we purchase from Brilliant Earth, LLC.

After consummation of this offering, Brilliant Earth Group, Inc. will become subject to U.S. federal, state, and local income taxes with respect to our allocable share of any taxable income of Brilliant Earth, LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our status as a public company, plus payment obligations under the Tax Receivable Agreement, which we expect to be significant. We intend to cause Brilliant Earth, LLC to make distributions to us in an amount sufficient to allow us to pay these expenses and fund any payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions - Brilliant Earth, LLC Agreement-Agreement in Effect upon Consummation of the Transactions - Distributions.”

Key Metrics and Non-GAAP Financial Measures

Key Metrics

We monitor the key business metrics set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

The following table sets forth our key performance indicators for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change	% Change
Total orders	79,890	61,604	18,286	29.7%
AOV	$3,152	$3,268	$(116)	(3.6%)

Total Orders

We define total orders as the total number of customer orders delivered less total orders returned in a given period (excluding those repair, resize, and other orders which have no revenue). We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products to our customers. Total orders, together with AOV, is an indicator of the net sales we expect to recognize in a given period. Total orders may fluctuate based on the number of visitors to our website and showrooms, and our ability to convert these visitors to customers. We believe that total orders is a measure that is useful to investors and management in understanding our ongoing operations and in an analysis of ongoing operating trends.

Average Order Value

We define average order value, or AOV, as net sales in a given period divided by total orders in that period. We believe that AOV is a measure that is useful to investors and management in understanding our ongoing operations and in an analysis of ongoing operating trends. AOV varies depending on the product type and number of items per order. AOV may also fluctuate as we expand into and increase our presence in additional product categories and price points, and open additional showrooms.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance.

We report our financial results in accordance with GAAP. However, management believes that certain non-GAAP financial measures provide users of our financial information with additional useful information in evaluating our performance and that excluding certain items that may vary substantially in frequency and magnitude period-to-period from net income (loss) provides useful supplemental measures that assist in evaluating our ability to generate earnings and to more readily compare these metrics between past and future periods. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA margin are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. We define Adjusted EBITDA as net income (loss) excluding interest expense, depreciation and amortization expense, equity-based compensation expense, showroom pre-opening expense, certain non-operating expenses and income, and other unusual and/or infrequent costs, which we do not consider in our evaluation of ongoing operating performance. We define Adjusted EBITDA margin as Adjusted EBITDA calculated as a percentage of net sales. These non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for net income (loss) prepared in accordance with GAAP, and should be read only in conjunction with financial information presented on a GAAP basis. Reconciliations of each of Adjusted EBITDA and Adjusted EBITDA margin to its most directly comparable GAAP financial measure, net income (loss) and net income (loss) margin, are presented below. We encourage you to review the reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the periods presented. In future periods, we may exclude similar items, may incur income and expenses similar to these excluded items, and may include other expenses, costs and non-recurring items.

The following table presents a reconciliation of net income (loss) and net income (loss) margin, the most comparable GAAP financial measures, to Adjusted EBITDA and Adjusted EBITDA margin, respectively, for the years ended December 31, 2020 and 2019 (amounts in thousands):

	Year ended December 31,
	2020	2019
Net income (loss)	$21,576	$(7,778)
Interest expense	4,942	2,257
Depreciation and amortization expense	646	622
Showroom pre-opening expense	242	227
Equity-based compensation expense	46	43
Other expense, net(1)	74	126

Adjusted EBITDA	$27,526	$(4,503)

Net income (loss) margin	8.6%	(3.9%)
Adjusted EBITDA margin	10.9%	(2.2%)

(1)	Other expense, net consists primarily of unrealized losses on exchange rates on customer payments partially offset by interest and other miscellaneous income.

Our Adjusted EBITDA and Adjusted EBITDA margin increased from 2019 to 2020 primarily as a result of an increase in revenue, an improvement in gross margin as a percentage of net sales and decreased selling, general and administrative (“SG&A”) expenses as a percentage of net sales.

Components of Results of Operations

Net Sales

Our sales are recorded net of estimated sales returns and allowances and sales taxes collected from customers. Our net sales primarily consist of revenue from diamond, jewelry, and gemstone retail sales through our website and dedicated jewelry specialists via chat, phone, email, virtual appointment, or in our showrooms. Our net sales derive primarily in the U.S., but we also sell products to customers outside the U.S., which for the year ended December 31, 2020 was 92.6% in the U.S., and 7.4% in international markets. Our website platform allows us to sell to a worldwide customer base, even in markets where we do not have a physical presence. Payment for all our sales occurs prior to fulfilment. Customers pick up the items in our showrooms, or we deliver purchases to customers, with delivery typically within one to two business days after shipment. We recognize revenue upon pick-up or delivery if an order is shipped. We also offer third-party financing options.

We allow for certain returns within 30 days of when an order is available for shipment or pickup. We also provide one complimentary resizing for standard ring styles within 60 days of when an order is available for shipment or pickup, a lifetime manufacturing warranty (except on estate and vintage jewelry and center diamonds/gemstones), and a lifetime diamond upgrade program on all independently-graded natural diamonds. For an additional charge, we offer a three-year extended warranty service plan, which provides full inspection, cleaning, and certain repairs due to normal wear.

Revenue is deferred on transactions where payment has been received from the customer, but control has not yet transferred. Revenue related to customer purchases of our three-year extended service plan is deferred and recognized ratably over the three-year service plan term.

Cost of Sales

Cost of sales consists primarily of merchandise costs for the purchase of diamonds and gemstones from our global base of diamond and gemstone suppliers, and the cost of jewelry production from our third-party jewelry manufacturing suppliers. Cost of sales includes merchandise costs, inbound freight charges, and costs of shipping orders to customers. Our cost of sales includes reserves for disposal of obsolete, slow-moving or defective items, and shrinkage, which we estimate and record on a periodic basis.

Selling, General and Administrative Expenses

SG&A expenses consist primarily of marketing, advertising, and promotional expenses; payroll and related benefit costs for our employees, including equity-based compensation expense; merchant processing fees; certain facility-related costs; customer service; technology; and depreciation and amortization expenses, as well as professional fees and other general corporate expenses. We expect that our 2021 SG&A expenses will increase as we scale our business and incur incremental costs for personnel and professional services fees related to preparation for becoming, and operation as, a public company. This includes, but is not limited to, regulatory and compliance costs applicable to listed public companies, and higher expenditures for insurance, technology and professional services. We also expect to incur expenses in connection with establishing and funding the Brilliant Earth Foundation, a donor advised fund, to support our charitable giving efforts.

Interest Expense

Interest expense primarily consists of interest incurred under our outstanding Term Loan.

Other Expense, Net

Other expense, net includes interest earned on cash held in our bank accounts, unrealized losses related to exchange rates on customer payments, and other miscellaneous income or expenses.

Income Taxes

We are a limited liability company, and we are classified and taxed as a partnership for federal and state income tax purposes; accordingly, all taxable income, losses, deductions, and credits are allocated to the members who are responsible for the payment of taxes thereon. Therefore, no provision has been made for federal income taxes. We incur certain state franchise and gross receipts taxes that we include in SG&A expenses on the accompanying statements of operations.

As discussed under “—Reorganization Transactions,” after consummation of this offering, Brilliant Earth Group, Inc. will become subject to U.S. federal, state, and local income taxes with respect to its allocable share of any taxable income of Brilliant Earth, LLC and will be taxed at the prevailing corporate tax rates.

Results of Operations Data

The results of operations data in the following tables for the years ended December 31, 2020 and 2019 have been derived from the audited financial statements included elsewhere in this registration statement.

Results of Operations – Comparison of Years Ended December 31, 2020 and 2019

The following table sets forth our statements of operations for the years ended December 31, 2020 and 2019, including amounts and percentages of net sales for each year and the year-to-year change in dollars and percent (amounts in thousands):

	Year ended December 31,
	2020		2019		Year over year change
	Amount	Percent	Amount	Percent	Amount	Percent
Net sales	$251,820	100.0%	$201,343	100.0%	$50,477	25.1%
Cost of sales	139,518	55.4%	116,421	57.8%	23,097	19.8%

Gross Profit	112,302	44.6%	84,922	42.2%	27,380	32.2%
Operating expenses:
Selling, general and administrative	85,710	34.0%	90,317	44.9%	(4,607)	(5.1%)

Income (loss) from operations	26,592	10.6. %	(5,395)	(2.7%)	31,987	nm *
Interest expense	(4,942)	(2.0%)	(2,257)	(1.1%)	(2,685)	119.0%
Other expense, net	(74)	0.0%	(126)	(0.1%)	52	(41.3%)

Net income (loss)	$21,576	8.6%	$(7,778)	(3.9%)	$29,354	nm *

*	not meaningful

Net Sales

Net sales for the year ended December 31, 2020 increased by $50.5 million, or 25.1%, compared to the year ended December 31, 2019. While in-store customer traffic decreased due to the COVID-19 pandemic, we experienced increases in net sales across our products, and in both domestic and international markets, primarily driven by a 30% increase in order volumes due to:

•	improved efficiency of our customer acquisition and conversion activities;

•	an increase in orders driven by continued consumer migration to online retail channels; and

•	additional orders from the opening of new showrooms in Philadelphia (November 2019) and Atlanta (October 2020), as well as a new virtual sales appointment offering (second quarter of 2020).

The increase in order volumes was partially offset by a 4% decrease in AOV from $3,268 in 2019 to $3,152 in 2020.

Gross Profit

Gross profit for the year ended December 31, 2020 increased by $27.4 million, or 32.2%, compared to the year ended December 31, 2019. Gross margin, expressed as a percentage and calculated as gross profit divided by net sales, increased by 242 basis points in 2020 compared to 2019 driven by enhancements to our pricing algorithms and procurement efficiencies. These improvements were partially offset by higher precious metals prices, as evidenced by average gold and platinum spot prices increasing by 27% and 3%, respectively, in 2020 as compared to 2019. The margin improvements were also partially offset by higher costs from temporary COVID-related changes to our supplier mix and shipping methods.

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 2020 decreased by $4.6 million, or 5.1%. SG&A expenses as a percentage of net sales decreased by 10.9% in the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease in operating expenses as a percentage of sales was primarily driven by a decrease in marketing expenses which, as a percentage of net sales, represented a decline of 9.7% from 2019 to 2020. This decline was largely attributable to improved efficiency of our customer acquisition and conversion activities. In addition, we improved operating leverage from employee-related costs, which declined as a percentage of net sales by 1.0% from 2019 to 2020, which was partially driven by temporary COVID-related staffing changes.

Interest Expense

Interest expense for the year ended December 31, 2020 increased by $2.7 million, or 119.0%, primarily due to an increase in the gross principal balance in our debt financing from $11.0 million to $35.0 million in the second half of 2019.

Seasonality

Our business is seasonal in nature, with the fourth quarter representing approximately 30% of annual net sales over a three-year period ending December 31, 2019 and a higher percentage of annual net income. During the year ended December 31, 2020, our typical seasonal patterns were significantly impacted by the COVID-19 pandemic, although we anticipate some reversion to historical seasonal patterns as the pandemic eases. Additionally, the rapid growth we experienced in recent years may have masked the full effects of seasonal factors on our business to date, and as such, seasonality may have a greater effect on our results of operations in future periods.

Liquidity and Capital Resources

Overview

Our primary requirements for liquidity and capital are for purchases of inventory, payment of operating expenses, debt service, and capital expenditures. Historically, these cash requirements have been met through cash provided by operating activities, cash and cash equivalents, and borrowings under our Term Loan. We have historically had negative working capital driven by our high inventory turns and typical collection of payment from customers prior to payment of suppliers. As of December 31, 2020, we had a cash balance, excluding restricted cash, of $66.3 million, working capital, excluding cash of -$22.0 million, and a Term Loan with a principal balance of $65.0 million, excluding unamortized debt issuance costs of $2.8 million.

We lease our showrooms and headquarters office space under operating leases pursuant to which $1.8 million is due in 2021. Total future lease payments as of December 31, 2020 are $5.6 million.

Subsequent to December 31, 2020, we entered into new leases in the U.S. for          new showrooms and one new fulfillment center and amended certain existing leases to extend their terms as we continue to expand our physical presence.

In the first and second quarter of the year ended December 31, 2021, the Company declared and paid $12.2 million of distributions to or on behalf of members associated with their estimated income tax obligations for 2020 and $2.3 million of distributions to or on behalf of members associated with their estimated income tax obligations for the first quarter of 2021.

Notwithstanding our obligations under the Tax Receivable Agreement discussed below, we believe that our current sources of liquidity, which include cash, net cash provided by operating activities, and the proceeds of this offering, will be sufficient to meet our projected operating, debt service, and tax distribution requirements for at least the next 12 months. We have no material commitments for capital expenditures as of December 31, 2020, and we have no principal repayments due in 2021, $30.8 million of principal repayments due in 2022, and $34.2 million of principal due in 2023 on our Term Loan. As further described below, we have an additional final payment of $3.2 million due in 2023 on our Term Loan.

Additional future liquidity needs may include public company costs, payments under the Tax Receivable Agreement, and state and federal taxes to the extent not sheltered by our deferred income tax assets, including those arising as a result of purchases or exchanges of common units for Class A and Class D common stock. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we will be required to make to the Continuing Equity Owners will be significant. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Brilliant Earth, LLC, and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore may accelerate payments due under the Tax Receivable Agreement. For a discussion of the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information.”

To the extent that our current liquidity is insufficient to fund future activities, we may need to raise additional funds, such as attempts to raise additional capital through the sale of equity securities or through debt financing arrangements. If we raise additional funds by issuing equity securities, the ownership of our existing stockholders will be diluted. The incurrence of additional debt financing would result in debt service obligations, and any future instruments governing such debt could provide for operating and financing covenants that could restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all. See “Risk Factors—Risks Related to our Business—We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.”

Term Loan Agreement

On September 30, 2019, we entered into a Loan and Security Agreement with Runway Growth Credit Fund Inc. (“Runway”) which provided for a first tranche of loans in an aggregate principal amount up to $35.0 million available immediately and a second tranche of loans in an aggregate principal amount up to $5.0 million (“Original Term Loan”). On December 17, 2020, the Original Term Loan was amended to add a commitment for supplemental second tranche loans in the aggregate amount of up to $30.0 million (the Original Term Loan, as amended, the “Term Loan”). The maturity date of the Term

Loan is October 15, 2023, and as of December 31, 2020, we complied with all covenants under the Term Loan.

The Term Loan carries an interest rate equal to LIBOR, with a floor of 1.00%, plus 8.25%, unless LIBOR becomes no longer attainable or ceases to accurately or fairly cover or reflect the costs of the lender, in which case the applicable interest rate shall be Prime Rate plus 5.40%. We are required to make interest-only payments on the Term Loan through April 15, 2022 (the “Amortization Date”). The Term Loan will begin amortizing on the Amortization Date, with equal monthly payments of principal, which would fully amortize the principal amount of the Term Loan by October 15, 2023, plus interest being made by us to Runway in consecutive monthly installments until October 15, 2023. The Term Loan carries a prepayment fee of 3.00% declining to 0.00% based on the anniversary date of payment; and, a final payment fee equal to 4.50% of the principal amount repaid upon maturity or prepayment, plus $0.2 million. In the event that we choose to partially prepay the Term Loan, we are obligated to make a partial final payment on the date of such prepayment.

The Term Loan is secured by substantially all of the assets of the Company and requires us to comply with various affirmative and negative debt covenants. The affirmative covenants include meeting reporting requirements, such as monthly financial statements and compliance certificates, board observer rights, annual operating budget and financial projections, annual audited financial statements, federal tax returns, and other requirements. The negative covenants contain requirements that restrict our ability to create, incur, assume, or be liable for any indebtedness, incur liens, make distributions, make investments, dispose of assets, engage in mergers or acquisitions, or effect a change in business, management, ownership, or business locations, and other restrictive requirements. In addition, the financial covenants require us to reach the minimum liquidity requirements of cash and cash equivalent in deposit accounts secured in favor of Runway in an amount not less than the sum of (a) projected negative cash flow from operations (including interest payments due in respect of any indebtedness) for the immediately following six (6) month period, plus (b) projected capital expenditures on property, plant and/or equipment, including any leasing expenditures and principal repayments in respect of any indebtedness, for the immediately following six (6) month period, as determined monthly on the last day of each month. For additional information regarding our long-term debt activity, see the notes to the consolidated financial statements (Note 7, Long-Term Debt) contained elsewhere in this prospectus.

Additional Liquidity Requirements after Completion of Offering

After the completion of this offering, we will be a holding company and will have no material assets other than our ownership of LLC Interests. We will have no independent means of generating revenue. The Brilliant Earth LLC Agreement that will be in effect at the time of this offering provides for the payment of certain distributions to the Continuing Equity Owners and to us in amounts sufficient to cover the income taxes imposed on such members with respect to the allocation of taxable income from Brilliant Earth, LLC as well as to cover our obligations under the Tax Receivable Agreement and other administrative expenses.

Regarding the ability of Brilliant Earth, LLC to make distributions to us, the terms of their financing arrangements, including the Term Loan Agreement, contain covenants that may restrict Brilliant Earth, LLC from paying such distributions, subject to certain exceptions. Further, Brilliant Earth, LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Brilliant Earth, LLC (with certain exceptions), as applicable, exceed the fair value of its assets.

In addition, under the Tax Receivable Agreement, we will be required to make cash payments to the Continuing Equity Owners equal to 85% of the tax benefits, if any, that we actually realize (or in certain circumstances are deemed to realize), as a result of (1) increases in the tax basis of assets of Brilliant Earth, LLC resulting from (a) any future redemptions or exchanges of LLC Interests and (b) certain distributions (or deemed distributions) by Brilliant Earth, LLC and (2) certain other tax benefits arising from payments under the Tax Receivable Agreement. We expect the amount of the cash payments that we will be required to make under the Tax Receivable Agreement will be significant. The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of redemptions or exchanges by the Continuing Equity Owners, the amount of gain recognized by the Continuing Equity Owners, the amount and timing of the taxable income we generate in the future, and the federal tax rates then applicable. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us.

Additionally, in the event we declare any cash dividends, we intend to cause Brilliant Earth, LLC to make distributions to us in amounts sufficient to fund such cash dividends declared by us to our shareholders. Deterioration in the financial condition, earnings, or cash flow of Brilliant Earth, LLC for any reason could limit or impair their ability to pay such distributions.

If we do not have sufficient funds to pay taxes or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement. In addition, if Brilliant Earth, LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired.

See “Risk Factors—Risks Related to Our Organizational Structure,” and “Certain Relationships and Related Party Transactions.”

Cash Flows from Operating, Investing, and Financing Activities

The following table summarizes our cash flows for the years ended December 31, 2020 and 2019 (in thousands):

	Year ended December 31,
	2020	2019
Net cash provided by operating services	$26,723	$567
Net cash used in investing activities	(584)	(678)
Net cash (used in) provided by financing activities	(263)	22,603

Net increase in cash, cash equivalents and restricted cash	25,876	22,492
Cash, cash equivalents and restricted cash at beginning of year	40,598	18,106

Cash, cash equivalents and restricted cash at end of year	$66,474	$40,598

Operating Activities

Net cash provided by operating activities was $26.7 million for the year ended December 31, 2020, consisting of $21.6 million in net income adjusted for $1.9 million in non-cash expense addbacks,

primarily composed of depreciation and amortization of debt issuance costs, plus a $3.2 million increase from changes in assets and liabilities related to operating activities. The change in assets and liabilities related to operating activities, which is the result of our revenue growth, primarily reflects a $6.7 million increase in accounts payable, accrued expenses and other current liabilities, and deferred revenue, offset by $3.5 million increase in inventory, and prepaid expenses and other current assets.

Net cash provided by operating activities was $0.6 million for the year ended December 31, 2019, consisting of a net loss of $7.8 million adjusted for $1.0 million in non-cash addbacks, plus a $7.4 million increase from changes in assets and liabilities related to operating activities. The change in assets and liabilities related to operating activities, which is the result of our revenue growth, primarily reflects a $10.9 million increase in accounts payable, accrued expenses and other current liabilities, and deferred revenue, offset by $3.5 million increase in inventory, and prepaid expenses and other current assets.

Investing Activities

We had limited investing activities for the years ended December 31, 2020 and 2019 due to the nature of the business not being capital intensive. Following the adoption of ASC 842, Leases, which we plan to adopt on January 1, 2022, our balance sheet will reflect the capitalization of the present value of future lease costs for showrooms and our office facilities as right-of-use assets and lease liabilities, which are currently presented as SG&A expenses as rents become due.

Financing Activities

In December 2020, we extended our term loan with an additional draw of $30.0 million, excluding debt issuance costs, which we used to finance a special distribution to our members. During the year ended December 31, 2020, we obtained a PPP Loan for $2.7 million, which we elected to repay in full in the same year.

During the year ended December 31, 2019, we entered into the Term Loan for $35.0 million, excluding debt issuance costs, to pay off a loan from related parties of $11.0 million, and used the excess to improve our financial liquidity.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of economic losses due to adverse changes in financial market prices and rates. Our primary market risk has been interest rate and commodity risk. We do not have material exposure to foreign currency risk.

Interest Rate Fluctuation Risk

Our cash and cash equivalents consist of cash and money market funds in government securities. The primary objective of our investment activities is to preserve principal while increasing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Interest on our term loan is based on an 8.25% fixed rate plus LIBOR with a floor of 1.00% per annum. A 10.00% change in interest rates would result in a change to the annual interest expense of $0.6 million.

Inflation and Commodity Risk

Our results are subject to risks associated with inflation including to the cost of inventory, compensation expenses, and other costs.

Our results are also subject to fluctuations in the supply and market pricing of diamonds, gold, platinum and certain other precious metals and gemstones, all of which are key raw material components of our products. We manage exposure to market risk through certain operating activities. We do not currently deploy the use of financial derivatives as a hedge against fluctuations in precious metal pricing.

Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

In preparing our financial statements in conformity with GAAP, we must make decisions that impact the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances, historical experience, and business valuations. Actual amounts could differ from those estimated at the time the Consolidated Financial Statements are prepared.

Our significant accounting policies are described in Note 1, Description of the company and summary of significant accounting policies, to our accompanying financial statements and related notes thereto included elsewhere in this registration statement. Some of those significant accounting policies require us to make difficult, subjective, or complex judgments or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (i) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates reasonably could have been used, or changes in the estimate that are reasonably likely to occur from period to period may have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations. Our critical accounting estimates include the following:

Revenue Recognition

Net sales primarily consists of revenue from the sale of inventory, and we recognize revenue as control of promised goods is transferred to customers, which generally occurs upon delivery if the order is shipped, or at the time the customer picks up the completed product at a showroom. Revenue arrangements generally have one performance obligation and are reported net of estimated sales returns and allowances, which are determined based on historical product return rates and current economic conditions. We offer a three-year extended service plan, which gives rise to an additional performance obligation that is recognized over the course of the service plan.

We maintain a returns asset account, less any expected costs to recover, and a refund liabilities account to record the effects of estimated product returns and sales returns and allowances, which are updated at the end of each financial reporting period with the effect of such changes accounted for in the period in which such changes occur. Our sales returns and allowance accounts are based on historical return percentages and current period sales levels.

Inventories, net

Our diamond, jewelry, and gemstone inventories are primarily held for resale and valued at the lower of cost or net realizable value determined using the weighted-average cost on a first-in, first-out (“FIFO”)

basis for all inventories, except for unique inventory SKUs (principally independently graded diamonds), where cost is determined using specific identification. Net realizable value is defined as estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Inventory reserves are recorded for obsolete, slow-moving, or defective items and shrinkage. Inventory reserves for obsolete, slow-moving, or defective items are calculated as the difference between the cost of inventory and its estimated market value. Due to our inventory principally consisting of diamonds, gemstones, and fine jewelry, the age of the inventories has limited impact on the estimated market value. Diamonds and gemstones do not degrade in quality over time, and diamond and gemstone inventory generally consists of the diamond and gemstone shapes and sizes commonly used in the jewelry industry. Product obsolescence is closely monitored and reviewed by management on an ongoing basis.

The market value used in our calculation of inventory reserves is based on estimation processes that require judgment, especially around current and anticipated demand, customer preferences, fashion trends, management strategy, and market conditions.

Generally, inventory has been fast-selling and moves quickly reducing the potential for write-downs.

Fair Value Measurement for Class P Unit Redemption Value, Warrants Exercisable into Class P Units, and Valuation as of the Grant Date of Class M Units

We record our basis in Class P Units at their current redemption value, and our warrants exercisable into Class P Units and grants of Class M units as of the grant date at their fair values.

Measurements of the redemption value of the Class P Units, the fair value of warrants exercisable into Class P Units, and the valuation as of the grant date of Class M Units is our responsibility with assistance from independent third-party valuations. The objective of fair value measurements is to estimate an exit price from the perspective of a market participant that holds the asset or owes the liability. As such, unobservable inputs reflect market participant assumptions about risk, both in terms of the inherent risks in a valuation technique, as well as the inputs to that valuation technique. Although unobservable inputs used in determining the fair value by market participants may consider our own data, the metrics are not entity-specific because they do not incorporate the asset’s current use or any specific advantages or disadvantages we derive from the asset.

For the years ending December 31, 2020 and 2019, fair value measurements were based on an estimate of the implied equity value of our company using a combination of guideline public company analysis, a guideline transaction analysis, and a discounted cash flows analysis, with a 33.3% weighting given to each method. The enterprise value was then adjusted for cash and interest-bearing debt to determine equity value. In determining fair value for the relevant period, the aggregate equity value for our company was then allocated to each instrument with consideration given to the preferences of each class of units using a hypothetical distribution of value (commonly referred to as the “waterfall”). Then, the allocation of the equity values to warrants exercised into Class P Units and to the fair value on the grant date for Class M Units were further adjusted using the Black-Scholes option pricing model.

Key inputs included valuations of guideline companies and transactions. The guideline company and transaction methods also considered a control premium. The discounted cash flow analysis included estimates of our future financial performance discounted at a rate that considered the cost of capital and venture capital required rates of return studies. All inputs are Level 3 in the fair value hierarchy.

Level 3 inputs into the Black-Scholes model (in addition to the fair value of the underlying unit) to value the warrants exercised into Class P Units and Class M Units included the expected price volatility estimated by taking the average historic price volatility for industry peers consisting of several public companies in our industry that are of similar size, complexity, and stage of development; the risk-free interest rate for the expected term of the option based on the U.S. Treasury implied yield at the date of grant; and, for our Class M Units, the expected term of the grant. An estimate for the fair value of the security underlying the award will not be necessary once the security begins trading.

Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding expected future financial performance, discount rates, valuations and selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of Class P Units.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 2, Recent accounting pronouncements to our accompanying financial statements and related notes thereto included elsewhere in this registration statement.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an emerging growth company we choose to rely on such exemptions, we may not be required to, among other things, (1) provide an auditor’s attestation report on our systems of internal controls over financial reporting pursuant to Section 404, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (3) comply with the requirement of the PCAOB regarding the communication of critical audit matters in the auditor’s report on the financial statements, and (4) disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of our initial public offering, (ii) in which we have total annual gross revenue of at least $1.07 billion or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our prior second fiscal quarter, and (b) the date on which we have issued more than $1.07 billion in non-convertible debt during the prior three-year period.

BUSINESS

Our Mission

To create a more transparent, sustainable, and compassionate jewelry industry.

Our Story

From the beginning, our founders, Beth and Eric, have aspired to create a modern jewelry company that reflects their own values and transforms an outdated industry. They believe in fine jewelry that is different in every way—how it’s made, how it’s sold, how it’s sourced and crafted, and how it gives back.

For Beth, her journey began when she experienced firsthand the challenge of finding a responsibly sourced engagement ring that reflected her values. She had learned about environmental and social injustices in the jewelry industry and cared deeply that her own ring would not contribute to these injustices. Discouraged by opaque sourcing practices and impersonal shopping experiences, she believed there had to be a better way.

Beth shared her frustrations with her business school classmate Eric, and learned that he had been studying the jewelry industry. Eric shared Beth’s passion that this antiquated and slow-moving industry could be reinvented in a thoughtful and modern way to serve a new generation. Together, Beth and Eric founded Brilliant Earth in 2005 with the belief that consumers deserve transparent and responsible practices, beautiful, high-quality, and unique products, and a personalized shopping experience that brings joy into the jewelry buying process. What began as a partnership between two entrepreneurs has grown into a community of people who believe that beautifully designed jewelry can also be a powerful tool for change.

Our Company

Brilliant Earth is an innovative, digital-first jewelry company, and a global leader in ethically sourced fine jewelry. We offer exclusive designs with superior craftsmanship and supply chain transparency, delivered to customers through a highly personalized omnichannel experience.

Our mission is to create a more transparent, sustainable, and compassionate jewelry industry, and we are proud to offer customers distinctive and thoughtfully designed products that they can truly feel good about wearing. Our core values resonate strongly across many demographics and particularly with values-driven Millennial and Gen Z consumers.

Our extensive collection of premium-quality diamond engagement and wedding rings, gemstone rings, and fine jewelry is conceptualized by our leading in-house design studio and then brought to life by expert jewelers. From our award-winning jewelry designs to our responsibly sourced materials, at Brilliant Earth we aspire to exceptional standards in everything we do.

We were founded in 2005 as an e-commerce company with an ambitious mission and a single showroom in San Francisco. We have rapidly scaled our business while remaining focused on our mission and elevating the omnichannel customer experience. Through our intuitive digital commerce platform and personalized individual appointments in our showrooms, we cater to the shopping preferences of tech-savvy next-generation consumers. We create an educational, joyful, and approachable experience that is unique in the jewelry industry. Today, Brilliant Earth reaches consumers in all U.S. states and over 50 countries and has served over 320,000 customers through our e-commerce platform and nine showrooms.

Throughout our history, we have invested in technology to create a seamless customer experience, inform our data-driven decision-making, improve efficiencies, and advance our mission. Our technology enables dynamic product visualization, augmented reality try-on, blockchain-enabled transparency, and rapid fulfillment of our flagship Create Your Own product. We leverage powerful data capabilities to improve our marketing and operational efficiencies, personalize the customer experience, curate showroom inventory and merchandising, inform real estate decisions, and develop new product designs that reflect consumer preferences. We believe the Brilliant Earth digital experience drives higher satisfaction, engagement, and conversion both online and in-showroom.

Our financial model is compelling: high net sales growth, substantial first order profitability and attractive margins. We are very capital efficient: our made-to-order capabilities and virtual inventory model generate attractive inventory turns and negative working capital. We have achieved strong financial performance and rapid growth since our founding with minimal outside funding, and believe we are in the early stages of realizing our potential in a massive market opportunity:

•	grew net sales from $83.1 million in 2016 to $251.8 million in 2020, with a 32.0% CAGR;

•	achieved net income of $21.6 million in 2020, compared to $1.5 million in 2016;

•	achieved net income margin of 8.6% in 2020, compared to 1.8% in 2016;

•	grew Adjusted EBITDA from $2.4 million in 2016 to $27.5 million in 2020; and

•	improved Adjusted EBITDA margin from 2.9% in 2016 to 10.9% in 2020.

Our Opportunity

Global Jewelry Market Size and Growth ($bn)

Source: Euromonitor.

Massive Global Jewelry Market

The fine jewelry market is estimated to be worth approximately $300 billion globally and approximately $61 billion in the U.S. according to Euromonitor, and has consistently grown at CAGRs of 7.4% and 4.7%, respectively, from 2010 to 2019. In the U.S., e-commerce is the fastest growing channel, with a CAGR of 15% from 2010 through 2020, increasing from 10% of sales in 2010 to 31% in 2020.

Despite its mammoth size, the jewelry industry is highly fragmented and includes players like mall jewelers, local independent stores, and department stores, among others. Globally, there is no single fine jewelry player with over 4% market share. According to Bain, approximately 65% of the industry is composed of thousands of small and independent jewelers, many of which are struggling to address evolving consumer preferences for personalization and e-commerce, and are further limited by reduced purchasing power and an inventory-heavy model. Mall jewelers have also been slow to modernize an outdated retail experience, and face declining foot traffic. We believe the rapidly changing industry provides ample opportunity for Brilliant Earth to take share.

The bridal category—where we currently derive a large portion of our business—is among the most resilient in the jewelry industry. Engagement and wedding rings are an enduring tradition. According to The Knot 2019 Study, 96% of U.S. couples exchanged a ring and 83% of engagement rings featured diamonds. Each year there are over two million marriages in the U.S. alone, a number that has been consistent for the past ten years according to U.S. government statistics.

Engagement rings also have a high AOV and are a highly considered purchase, often one of the largest purchases that a consumer will make. Given the emotional significance of this purchase, customers often form strong connections with the company from which they buy bridal jewelry and return for special occasions or self-gifting fine jewelry purchases.

Changing consumer preferences

Millennial and Gen Z consumers’ combined spending power neared $3 trillion in 2020, according to YPulse, and they are the largest opportunity for the jewelry industry. These consumers represent the core consumer of bridal-related products and a significant portion of the fine jewelry market. They are drawn to purpose-driven brands, are digitally savvy, and expect to shop whenever and wherever they want.

People are shopping for jewelry online more than ever before. According to Euromonitor, 31% of fine jewelry sales were online in 2020, up from 22% in 2019. As preferences continue to shift online, we believe consumers seek authentic brands with a strong digital presence and an engaged community. They are highly active on social media, where 81% of proposees looked for engagement ring inspiration.

While Millennial and Gen Z consumers appreciate digitally native brands, many also want an in-person experience where they can see, touch, and feel products, especially for a high value, considered purchase. They expect to be able to shop when and where they want with a seamless journey between brick-and-mortar and online. This requires strong digital capabilities and a true omnichannel experience.

How consumers purchase diamond jewelry in the U.S.

Source: The Bain Report.

Couples are also increasingly shopping together for engagement rings and wedding rings, so it is important for jewelry providers to cater to both parties. According to The Knot 2020 Study, seven in ten proposees say they were somewhat involved in selecting or purchasing their engagement ring. As the proposee becomes more involved in the experience, we believe that they are more connected to the jewelry brand and are more likely to buy for additional special occasions or self-purchases.

Consumers also seek purpose-driven brands that are authentic, engaged with social and environmental issues, and help them express their individuality. Within Millennial and Gen Z demographics in particular, there is a distinct preference for and prioritization of sustainability, brand, and mission:

•	73% of Millennials are willing to spend more on a product if it comes from a brand that stands for sustainability according to Nielsen’s Sustainability Report;

•	71% of Millennials are willing to pay more for a product knowing that a portion of the proceeds goes to charity according to the 5WPR Report; and

•	79% of all consumers are changing product preferences based on the social and environmental impacts of their purchases according to the Capgemini Study.

We believe Millennials and Gen Z consumers also seek unique products that speak to their individuality and personal preferences and that they have the option to personalize themselves.

The Brilliant Earth Difference

We are changing the way people shop for fine jewelry by offering a joyful, personalized, and meaningful jewelry experience. We believe Brilliant Earth has the right omnichannel model, award-winning designs, and mission-driven brand to serve the next generation fine jewelry consumer.

Exceptional Omnichannel Customer Experience

We have reimagined the jewelry shopping experience with our seamless omnichannel model—allowing our customers to shop anywhere, anytime. Customers have joyful, personalized, and meaningful experiences on our website and in our reimagined showrooms. For those who shop online, we deliver a leading mobile-first digital platform with dynamic visualization that brings the product to life, and innovative technology that streamlines the customer journey. For those who want to shop in-store, we provide personalized and curated individual appointments. Customers meet with a dedicated jewelry specialist in a fun, relaxing, and educational environment that fosters lasting connections and propels strong engagement and conversion across channels.

Our high-touch experience drives customer satisfaction, reflected in our high NPS of 75+ every year since 2016 and 62% of customers citing word-of-mouth referral as an important factor in their purchase decision.

Digitally Native, Tech-Driven and Customer-Obsessed

We are digitally native, and take a tech-driven, analytical approach to deliver our exceptional customer experience. The customer is at the forefront of our decision making, and we closely track their feedback and satisfaction across all our channels. We then use this data to create a personalized, premium experience however or wherever our customer chooses to shop.

Our custom e-commerce site guides customers through an intuitive, immersive shopping experience. Our advanced Virtual Try On and product visualization technology allow customers to envision our ring designs with diamonds and gemstones of any size, shape, and color. Dynamic product customization and an intelligent diamond recommendation engine simplify and personalize the shopping experience.

While many customers shop with us exclusively online, others also want an in-person experience. From early in our history, we have offered personalized individual appointments in our modern showrooms, with curated selections based on data collected from the customer. Our customers enjoy a fun, relaxing, and educational environment while learning about our mission and browsing gemstones and jewelry selected just for them.

Dedicated, non-commissioned jewelry specialists are available at every step of their journey via chat, phone, email, virtual appointment, or in our showrooms, which we believe drives strong engagement and high customer satisfaction. These specialists strive to create lasting connections with customers.

Unique and Award-Winning Designs

We believe that customers should never have to compromise between beauty, quality, and conscience. Our commitment to our core values is matched by our passion for innovative design and exceptional craftsmanship.

Our award-winning in-house design studio keeps thoughtful design at the heart of everything we do and allows us to quickly adapt to consumer insights and marketplace trends. We utilize our customer dataset, strong relationships with our customers, and highly engaged social media following to continuously uncover consumer insights and trends. We track over 50 attributes associated with our products to inform our development and merchandising decisions. We create unique, exclusive styles that are expertly crafted to be beautiful from every angle and have been featured in leading publications, including Vogue, Forbes, and WWD. Over two-thirds of our ring collection is proprietary and available exclusively at Brilliant Earth, and 99% of our customers cited quality of design as an important factor in their purchase decision, according to our Customer Insight Survey.

Our engagement rings are highly personalized to reflect our customers’ individuality and unique preferences. Through our Create Your Own model, customers choose their ideal ring design, precious metal type, and ring size, and select their diamond or gemstone from our marketplace of over 100,000 natural and lab-grown diamonds. The customer’s one-of-a-kind ring is crafted with extraordinary care to fit the exact specifications of their chosen diamond and made just for them, typically in six to twelve business days. We believe the exacting standards of our made-to-order process deliver a higher quality finished product than other offerings that use pre-fabricated rings retrofitted to accommodate a new center gemstone and ring size.

Mission-Driven Ethos

Our mission is to create a more transparent, sustainable, and compassionate jewelry industry. We founded the company to provide an ethical alternative to historical jewelry industry practices, which have raised environmental and social concerns and lacked transparency.

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Transparent: We go above and beyond current industry standards to offer Beyond Conflict Free Diamonds that have been selected for their ethical and environmentally responsible origins. As part of our commitment to transparent sourcing, we expect our suppliers to adhere to our strict Supplier Code of Conduct. We also integrate blockchain technology to showcase the journey of a select collection of blockchain-enabled diamonds. We are a certified and audited member of the Responsible Jewellery Council (“RJC”), a not-for-profit standard setting organization for the jewelry industry.

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Sustainable: Our jewelry is crafted from primarily recycled precious metals and arrives in our iconic ring boxes crafted with wood sourced from Forest Stewardship Council (FSC) certified forests. Our shipping packaging is also primarily recycled content and comes from responsibly managed sources, and we constantly strive to increase the recycled content as part of our commitment to minimizing our environmental footprint. We are also a Certified Carbonfree® company and have partnered with Carbonfund.org to offset our carbon emissions by contributing to Carbonfund’s Envira Amazonia Project, a conservation project focused on protecting 500,000 acres of tropical rainforest in Brazil.

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Compassionate: From our beginnings, we have donated to issues we are passionate about, and volunteering and giving back are especially important to our employees. We are in the process of establishing the Brilliant Earth Foundation, a donor advised fund, to further our philanthropic mission. In 2015, we partnered with the Diamond Development Initiative to fund a primary school in a rural diamond mining community in the Democratic Republic of Congo. With our non-profit partner Pure Earth, we helped empower miners in an artisanal gold mining community in Peru in 2017 by providing training in mercury-free mining practices to help prevent destructive environmental contamination.

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Inclusive: We are deeply committed to diversity, equity, and inclusion, and we strive to embody our values through our product collections, customer experience, non-profit initiatives, and internal practices. We are proud that women comprise majorities of our employees, senior executive team, and board of directors. We are also proud that our CEO and co-founder, Beth Gerstein, serves on the boards of Diamonds Do Good and the Women’s Jewelry Association. 25% of our leadership team and 33% of our total employees identify as a member of a BIPOC community. We believe that diversity makes us a stronger company, and we are proud to be a DEI leader in our industry.

Our Strengths

The Brilliant Earth Brand

We are a mission-driven, premium brand founded on core values of transparency, sustainability, inclusivity and giving back. These values resonate strongly with Millennial and Gen Z customers, 83% of whom say they will buy from brands whose values align with theirs, according to the 5WPR Report. Those same Millennial and Gen Z consumers collectively represented 87% of our active customers according to our Customer Insight Survey. We thoughtfully develop our brand messaging and customer experience to appeal to all genders, which is important because couples are increasingly shopping together for engagement and wedding rings. 72% of Brilliant Earth couples in 2020 and 2021 were both involved in their engagement ring purchase according to our Customer Insight Survey.

Alongside our mission, we believe our joyful, premium customer experience and unique, exclusive jewelry designs drive our strong brand affinity and loyalty, leading to our Net Promoter Score of 75+ every year since 2016. 76% of customers cited brand and 62% of customers cited word-of-mouth referral as an important factor in their decision to purchase from Brilliant Earth according to our Customer Insight Survey. When asked what words come to mind when they think about Brilliant Earth, the top three mentions were terms related to quality, beauty, and ethics.

Since our founding, we have fostered deep connections with our highly engaged community, leading to an outsized social media presence. We believe our brand resonance, authentic content, and relentless focus on staying ahead of social trends have contributed to our leading engagement rates. Our purpose-driven storytelling and beautiful imagery help us connect with our growing community, which as of June 2021 includes over 9.1 million monthly Pinterest viewers, 2.1 million Facebook followers and over 700,000 Instagram followers.

Exceptional Customer Experience

We have reimagined the jewelry shopping experience. Customers have joyful, personalized, and premium experiences on both our e-commerce site and in our reimagined showrooms. We deliver a leading digital platform, dynamic product customization, innovative technology, and a seamless omnichannel experience. For customers who wish to shop in-store, we provide personalized and curated individual appointments. Customers meet with a dedicated jewelry specialist in a fun, relaxing, and educational environment that fosters lasting connections and propels strong engagement and conversion across channels.

Unique and Exclusive Products

Our award-winning in-house design studio creates unique, exclusive styles that are expertly crafted to be beautiful from every angle. We leverage our data to curate collections and inform new product development strategy, so our offerings are current, fresh, and reflect consumer preferences. We have a vast collection of Beyond Conflict Free natural diamonds and lab-grown diamonds that meet rigorous standards for sourcing and quality. Our collection offers extensive coverage across quality characteristics and price points. Through our Create Your Own model, customers can customize their jewelry to reflect their individuality and personal preferences, creating one-of-a-kind jewelry pieces.

Innovative, Data-Driven Technology

As a digitally native company, we use technology to deliver a superior customer experience, improve marketing and operational efficiencies, curate showroom inventory and merchandising, inform real estate decisions, and develop new product designs that reflect consumer preferences. Our proprietary technology includes dynamic visualization, augmented reality try-on, and automated rapid fulfillment of our flagship Create Your Own product. We utilize leading technology for key business functions, including product design and personalization, customer relationship management (“CRM”) and data analytics, inventory and supply chain management, order fulfillment, and more.

We apply cutting-edge technology to innovate and transform our supply chain. We were among the first retail jewelers to offer blockchain diamonds at scale, defining next-generation traceability standards in the jewelry industry. This technology tracks a diamond from its origins at the mining operator, through cutting and polishing, to the customer. This provides even greater transparency into the responsible origins of these blockchain-enabled diamonds.

Capital Efficient Operating Model

We have an asset-light operating model with attractive working capital dynamics, capital efficient showrooms, and a vast virtual inventory of premium natural and lab-grown diamonds. We are able to offer over 100,000 diamonds—hundreds of millions of dollars’ worth—while keeping our balance sheet inventory low, which has driven our attractive inventory turns of over 10x every year since 2018. Our limited owned-inventory and rapid cash cycle—where we are typically paid by our customers before we pay our suppliers—allow us to scale with limited capital outlays.

Our showroom strategy generates highly favorable unit economics and avoids the inefficiencies of traditional jewelers that have too many physical stores, employees, and inventory. Our showrooms are appointment-driven with large catchment regions, so we are less reliant on high foot traffic locations—with their high rents—than traditional retailers. We curate showroom inventory for scheduled visits and need minimal inventory for each location. When not in appointment, our tech-enabled team of jewelry specialists supports online customers, maximizing workforce utilization.

Omnichannel Model Driving Growth and Conversion

We believe our showrooms accelerate our financial performance in the markets where they are located. Metros with a showroom experience over 80% revenue growth on average in the first 12 months—substantially higher than our 32% blended revenue CAGR from 2016 to 2020—and 50% higher conversion within 12 months of opening. 50% of customers who have a showroom appointment ultimately make a purchase. On average, our showrooms yield approximately $8,000 in sales per square foot, far outpacing other jewelry retailers.

Founder-Led and Diverse Leadership Team Committed to Inclusion

We care deeply about diversity, equity, and inclusion. We are led by our CEO and co-founder Beth Gerstein, who also serves on the boards of the Women’s Jewelry Association and Diamonds Do Good. A majority of our board of directors, 67% of employees at the director level and above, and 83% of our total employees are women. 25% of our leadership team and 33% of our total employees identify as a member of a BIPOC community. We believe our commitment to diversity helps drive employee engagement, with 91% of our surveyed employees in 2020 saying, “I am proud to work at Brilliant Earth.” Our diverse team and commitment to inclusion are integral to our company and inform our product offerings and customer experience.

Our Growth Strategies

There is a massive growth opportunity ahead. We are less than one percent penetrated in the jewelry category today. With our purpose-driven brand, digitally-driven omnichannel experience, award-winning products, and loyal customers, we believe we have significant opportunities to grow in both our existing and new markets.

Increase Brand Awareness

Increasing brand awareness and growing favorable brand equity have been and remain central to our growth. As of 2021, our aided brand awareness is 54%, and we believe we have significant room to increase in the U.S. and internationally. From 2018 to 2021, our aided brand awareness grew from 43% to 54% generally and from 53% to 65% among consumers who recently purchased or are in the process of purchasing an engagement ring or wedding ring. We will continue to drive brand awareness through marketing, earned media, showroom expansion, and word-of-mouth referrals.

Expand Omnichannel Reach

We are in the early stages of expanding our showrooms nationwide, and expect to focus in the near term on major urban markets in the U.S. where we can maximize our growth potential. Expanding our number of showrooms has uplifted our e-commerce business, accelerated growth, increased average order value, and improved conversion in the showrooms’ metro regions. We have seen over 80% revenue growth on average over the first 12 months in metro areas where a new showroom has been opened. As we expand into new markets, we expect to see similar uplift in those new geographies.

Currently we have nine locations, and plan to open at least                more by the end of 2021. Because our showrooms serve as destinations with some customers traveling long distances, we believe that we can achieve near-national showroom coverage with under 100 locations. We expect this highly efficient showroom model to complement our digital strategy and will continue to drive growth and profitability.

Expand Purchase Occasions with Existing and New Customers

Fine jewelry, which includes earrings, necklaces, bracelets, and rings (other than engagement or wedding), represented 63% of the massive global jewelry market in 2020 according to Bain. We believe we have significant opportunity to expand our relationship with our deeply loyal customer base beyond our current core engagement and wedding ring category into special occasions and self-purchases.

Our customer typically begins their Brilliant Earth journey with an engagement ring, so we are often the first significant jewelry purchase in our customer’s life, which we believe creates a lasting, emotional connection with the Brilliant Earth brand. While engagement ring purchases have historically been male-dominated, we thoughtfully built our brand messaging and customer experience to appeal to all genders. Our brand values of beauty, quality, and ethics resonate strongly with Brilliant Earth couples. For all of these reasons, we believe we are uniquely positioned in the industry to build on our brand loyalty to increase future purchases.

To capture these opportunities, we are investing in an expanded fine jewelry assortment, and we will continue to enhance our customer lifetime marketing and data-segmentation capabilities, which we believe will more effectively extend customer relationships beyond engagement and wedding purchases, whether customers are buying a gift or a piece for themselves. With our strong brand resonance with Millennials and Gen Z consumers, we also believe our expanded fine jewelry assortment and strategic customer acquisition will continue to drive fine jewelry orders from new customers.

Expand Internationally

We are in the early stages of expanding globally and believe there is significant opportunity for expansions. Approximately $239 billion of the almost $300 billion global fine jewelry market is outside of the U.S. Our early proof points from localizing our website for Canada, Australia, and the United Kingdom show promising growth in those markets. In addition, we have sold to customers from over 50 countries despite minimal existing language, logistics and currency support for those geographies. We believe that these are early positive signals and that there is substantial potential to launch e-commerce in new overseas markets, particularly in Asia, which is a large and fast-growing market for fine jewelry, and new showrooms in countries where we have already established a localized digital presence.

Product Assortment and Merchandising

We are passionate about beautiful and innovative product design. We are proud to offer our customers exclusive and thoughtfully curated collections of diamond engagement rings, wedding and anniversary rings, gemstone rings, and fine jewelry.

Our diamond engagement rings are made-to-order through our Create Your Own ring digital tool. Customers choose their ideal ring setting, precious metal type, and ring size, and select their favorite Beyond Conflict Free natural diamond or lab-grown diamond to create their one-of-a-kind ring.

Our collection of wedding and anniversary rings includes classic precious metal bands and bands accented with diamonds or gemstones. Many of these rings are designed to complement engagement rings and may be purchased with the engagement ring to provide a perfect match. These rings can also be styled alone for everyday wear or stacked to make a distinctive statement. Our diamond bands, including eternity rings, are popular anniversary gifts.

Our gemstone rings feature vibrant and distinctive center gemstones, including sapphires, emeralds, moissanites, aquamarines, and other unique colored gemstones. Through our Create Your Own ring digital tool, customers can choose their ideal ring setting, precious metal type, and ring size, and select their favorite gemstone type, shape, color, and size. We also offer pre-set gemstone rings with our most popular gemstones for customers seeking a more curated choice.

Our collection of fine jewelry includes earrings, necklaces, and bracelets. We offer a broad and growing assortment for gifting and self-purchase, from classic diamond stud earrings and tennis bracelets to unique pendants and distinctive gemstone styles. Our emphasis on personalization is reflected in our collection of engravable jewelry and Create Your Own earrings and necklaces set with natural or lab-grown diamonds.

Diamond Assortment

Customers can purchase loose diamonds or select from our vast inventory to create their own diamond ring, earrings, or necklace. Our inventory of independently graded diamonds spans a wide variety of shapes, sizes, premium qualities, and price points to cater to unique customer preferences. We offer both our Beyond Conflict Free natural diamonds with a listed origin and lab-grown diamonds to appeal to different customer preferences. Our Beyond Conflict Free natural diamonds have been selected based on their ethical and environmentally responsible origins, and we believe we are pioneers in offering diamonds with listed and transparent origins. Our lab-grown diamonds have the same physical, chemical, and optical characteristics as natural diamonds, exhibit the same sparkle and provide a mining-free alternative to naturally sourced diamonds. We were one of the first jewelers to offer lab-grown diamonds in 2012.

In-House Design Studio

Our award-winning in-house design team creates distinctive new jewelry designs and updates classic styles with fresh modern appeal. Over two-thirds of our ring collection is proprietary and available exclusively at Brilliant Earth. Our head of product development has been driving innovation at Brilliant Earth for over ten years. Our team uses state-of-the-art technology and the artistry of hand-drawn sketches to create hundreds of new designs per year. Each design is perfected using computer-aided design (“CAD”) technology to ensure beauty from all angles, high quality and manufacturability.

We also release exclusive jewelry collections throughout the year to highlight our passion for design. We believe our customers love our beautiful and unique styles—using our Virtual Try On feature, they frequently visualize rings with different diamond shapes and sizes on their own hand, then share their unique creations on social media.

Data-Driven Merchandising

We thoughtfully curate our collections to offer beautiful and differentiated designs with broad appeal. Our data-driven merchandising strategy leverages our robust dataset, strong relationships with our customers, and highly engaged social media community to continuously uncover new insights and trends. We also analyze over 50 attributes associated with our products to optimize our merchandising and inventory decisions.

Our in-house expertise drives an agile product development cycle, with new products typically developed within three months. This agility enables us to rapidly launch, test, and learn based on performance feedback with minimal capital outlay. We regularly refresh our product assortment and maintain a curated online collection of fresh, trend-forward styles that resonate strongly with our customers. We merchandise our showrooms with styles that have sold well online, keeping our inventory costs low.

Partnership Collections

We partner with designers and organizations aligned with our mission and values to create exclusive product collections and support social causes we are passionate about. Collections allow us to broaden our assortment, reinforce our brand ethos, increase engagement with customers and feature like-minded designers.

Recent successful partnerships include:

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Tacori at Brilliant Earth: In May 2021, we announced a partnership to offer the first fully customizable bridal collection for Tacori. Using our Create Your Own tool, customers can customize versions of Tacori’s most popular engagement ring settings and wedding bands, including the precious metal type and diamond size and shape.

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Happiest Season: In December 2020, we launched our gender-neutral ring line, MX Collection, featured in Hulu’s Happiest Season, the first major LGBTQ+ holiday rom-com. The line was designed with inclusivity in mind and is driven by our passion to create a more compassionate and inclusive jewelry industry.

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Simone I. Smith Jewelry for Brilliant Earth Collection: In 2020, we offered exclusive products from Simone’s on-trend jewelry line, and we supported social change and racial justice by donating a portion of our proceeds to groups like the NAACP Legal Defense and Education Fund.

•	Amazon Rainforest Diamond Pendant: In 2019, we partnered with the Rainforest Alliance to design an exclusive necklace to raise awareness around climate change.

Technology and Data

Since our founding, we have been a leader in incorporating technology and a data-driven approach in an industry that has historically been slow to embrace technology. Our core technologies serve as a foundation for our operating, sales, marketing, and merchandising functions. To deliver our exceptional customer experience and drive efficiencies across our company, we develop proprietary technology solutions and leverage leading third-party solutions.

We have a customized e-commerce architecture that enables us to efficiently develop and launch new functionality, customer experiences, and content. Our agile development sprints allow for rapid innovation and testing, and we continually release new functionality to optimize the user experience. For example, our proprietary Diamond Quiz curates recommendations unique to each customer based on an analysis of thousands of diamond demand categories.

We offer our customers a wide variety of powerful decision-making tools, including real diamond videos, and dynamic product visualization. Our advanced Virtual Try On tool allows customers to see any ring with any gemstone size, shape, and color on their own hand, then seamlessly shop, save or share their one-of-a-kind creation. Our Find My Matching Wedding Band tool offers customers an engaging way to explore and discover rings that match their engagement rings, enables the visualization of the ring set and provides us cross-selling and upselling opportunities.

Our technology infrastructure, including our supply chain, inventory management, order fulfillment, sales system of record, and CRM systems, is built within a highly customized, powerful ERP platform. We leverage this technology to provide a unified data source and single view of our customer, as well as ensure quality standards and a more efficient turnaround for our flagship Create Your Own product. We also use a leading data visualization platform for real-time business intelligence across our teams to drive decision making and continuous improvement.

Direct to Consumer, Omnichannel Sales Model

We sell directly to consumers through our omnichannel sales platform, including e-commerce and showrooms. With a customer-centric and data-driven approach, we offer an elevated, personalized, and educational experience. Our omnichannel approach enhances the customer journey, provides a deeper connection with our jewelry specialists, and drives higher conversion rates.

Our mobile-first design approach enables an exceptional user experience across devices. On www.brilliantearth.com, customers can engage with our experienced jewelry specialists via chat, e-mail, and virtual appointments, and can experience our products using our Virtual Try On and product visualization technology.

We offer personalized individual appointments at our modern showrooms, where customers can experience Brilliant Earth in person, touch, and feel our products, and receive valuable diamond and gemstone education from our jewelry specialists. We make visiting our showrooms a seamless experience where customers can easily book their appointment and share their preferences online. We also use data from our customers’ digital interactions to personalize their appointments and curate the inventory they see in the showroom.

As of June 11, 2021, we have nine showrooms across six states and Washington D.C., and plan to open at least                more by the end of 2021. Our showrooms are in prime destinations in major metro areas, including ground or upper floor locations in areas with premium retail adjacencies. We leverage data—including our own first-person customer data, revenue, e-commerce behavior and market growth—to inform our showroom real estate decisions.

Brilliant Earth Showrooms

Jewelry Specialists

We have a dedicated team of jewelry specialists available to our customers through every step of their journey via chat, phone, email, virtual appointment, and in our showrooms. Our team serves customers across more than 50 countries on inquiries ranging from diamond education, style recommendations, jewelry care, and payment options.

We maintain a flexible and high utilization staffing model in which specialists can seamlessly support online customers when not in customer appointments. We host thousands of individual consultations per month, where we provide diamond and jewelry guidance and education in a relaxing environment, and we provide personalized product recommendations and styling advice for our customers. Jewelry specialists leverage our unified view of the customer to ensure a personalized experience and create a fun, approachable, and educational environment that fosters lasting connections.

We have tens of thousands of customer interactions per month on average. We respond to most inbound inquiries within 24 hours. In addition, outbound initiatives such as proactive live chats and email invitations to visit showrooms increase customer engagement and conversion.

Our high-touch, premium experience drives customer satisfaction, reflected in our strong word of mouth referrals and high NPS of 75+ every year since 2016.

Marketing

We employ a variety of dynamic brand marketing and performance marketing strategies to broaden our customer reach, build brand awareness, and maximize lifetime customer value. We use data-driven insights to produce targeted marketing content across a variety of mediums and optimize our marketing efficiency. Our customers are deeply involved with the Brilliant Earth brand, sharing thousands of images, videos, and stories of their proposals and weddings every year. They are passionate brand ambassadors, as reflected by the 62% of customers that were word-of-mouth referrals according to our Customer Insight Survey.

Brand Marketing

From the beginning, we have prioritized building a highly engaged social media following, and we now reach over 3 million followers across our social platforms. Our in-house social media team prioritizes a mix of aspirational yet approachable product and lifestyle imagery, authentic user-generated content, unique educational content, and purpose-driven storytelling that aligns with our audience’s values. Our strong connection with our audience allows us to stay ahead of trends and adapt to reflect their interests.

We also collaborate with key influencers who are deeply passionate about our mission and products. We partner with them to create authentic and unique content, which helps to expand our reach to new and highly relevant audiences. This amplifies the effectiveness of our strategy and contributes to our outsized number of followers and engagement with our community.

Our unique product designs, strong mission and values and new market launches drive frequent press mentions in leading publications, including Forbes, Vogue and WWD. In 2020, Brilliant Earth garnered over 600 media placements that generated over 13 billion total impressions.

Performance Marketing

We take a data-driven and digital-centric approach to performance marketing including search engine optimization, paid search and product listing advertisements, paid and earned social, retargeting, email, display, direct mail, and more. We continuously track performance and make adjustments across channels, campaigns, and creative assets to optimize performance. Our performance marketing drives attractive customer acquisition and retention metrics.

Sourcing and Supply Chain

Responsible sourcing is an important aspect of our mission and values. We work with a complex, global network of trusted suppliers and manufacturers who agree to our strict Supplier Code of Conduct and with whom we have developed deep relationships, generally over many years. As part of our commitment to social and environmental responsibility, we offer Beyond Conflict Free Diamonds, recycled precious metals and FSC-certified wood ring boxes. We strive to offer products sourced in alignment with responsible labor and environmental practices, and continually work with our suppliers to seek to improve standards and traceability.

Beyond Conflict Free Diamonds™

We go above and beyond current industry standards to offer Beyond Conflict Free Diamonds that have been selected for their ethical and environmentally responsible origins. Jewelers that offer “conflict free” diamonds meet the minimum standards of the Kimberley Process’ definition, which narrowly defines conflict diamonds as “rough diamonds used to finance wars against governments.” This minimum standards definition still allows large numbers of diamonds that are tainted by violence, human rights abuses, poverty, environmental degradation, and other issues.

Mining Practices and Standards

Our select group of natural diamond suppliers demonstrate a robust chain of custody protocol for their diamonds and have the ability to track and segregate diamonds by origin. These suppliers are required to source diamonds that originate from specific mine operations in specific countries that have demonstrated their commitment to follow internationally recognized labor, trade and environmental standards. Our natural diamonds are sourced from Canada, Russia, Namibia, Botswana, Lesotho and South Africa.

We are continuously improving our processes and working with our partners toward ever more rigorous procedures for diamond sourcing and handling. Our goal is to work with our suppliers and industry partners to continue leading the diamond industry in traceability.

Blockchain-Enabled and GIA Origin Report Diamonds

To further our commitment to transparency and responsible sourcing, we have partnered with Everledger, a leading emerging technology enterprise that uses blockchain to securely track and trace the provenance of high-value assets, including our collection of blockchain-enabled diamonds. This technology tracks a diamond from its origins at the mining operator, through cutting and polishing, to the customer. We also offer a collection of GIA Origin Report Diamonds that trace the diamond from its source to its final polished state by uniquely leveraging advanced scientific analysis to deliver rough-to-polish diamond matching.

Lab-Grown Diamonds

Lab-grown diamonds are created in highly controlled laboratory environments using advanced technological processes that duplicate the conditions under which diamonds develop in nature. These diamonds have the same physical, chemical, and optical characteristics as natural diamonds, and exhibit the same fire, scintillation, and sparkle. Lab-grown diamonds provide a mining-free alternative to natural diamonds.

Recycled Precious Metals

We strive to use 100% recycled precious metals for our products. Our precious metals are sourced from certified responsible refiners that have been audited for standards set by organizations such as the Responsible Jewellery Council, Responsible Minerals Initiative, and London Bullion Market Association. Currently our gold and silver fine jewelry is made primarily of recycled materials, and we continue to work with our suppliers to increase the usage of recycled metal in our products.

Metal mining, and gold mining in particular, is one of the most environmentally destructive types of mining, and gold miners often earn low wages in dangerous working conditions. Our objective is to help diminish the negative impacts of dirty gold and other metals by reducing the demand for newly mined metals, focusing on recycled precious metals, and contributing to programs dedicated to improving mining practices.

Colored Gemstones

Our colored gemstone offerings include sapphires, emeralds, moissanites, and aquamarines. We strive to offer gemstones sourced in alignment with safe working conditions and environmentally responsible principles. By working with our colored gemstone suppliers to improve standards and traceability, we strive to promote higher standards for gemstone sourcing to improve dangerous mining conditions and encourage responsible practices. In 2021, we launched our Moyo Gems Collection, which empowers female artisanal miners in Tanzania through safer work environments, better mining practices, and improved equity in fair trade markets.

Recycled Diamonds

Recycled diamonds consist of existing polished diamonds that were previously sold, and are either in original condition or were re-polished and re-graded. Our recycled diamonds have been graded by an independent gemological lab and can be compared to newly mined diamonds for their quality characteristics. This product category is still nascent in the industry.

Operations, Manufacturing and Fulfillment

We manage complex global operations, manufacturing, and logistics networks to enable rapid turnaround times without compromising our commitment to quality, craftsmanship, and ethical sourcing. We have built a sophisticated technology platform to manage our supplier network, resulting in high-quality, customized jewelry produced at scale.

Inventory Management

We are able to offer a vast virtual inventory of over 100,000 premium natural and lab-grown diamonds while keeping our asset inventory low. Our sophisticated inventory management system and deep integration with our suppliers allow us to rapidly bring in inventory for appointments. Using our customer data, we curate the inventory for our in-person appointments, ensuring showroom visitors see a personalized and relevant selection. Pricing with our suppliers is determined based on product specifications, market conditions, and other variables. For example, diamond prices are determined based on market conditions, competition, and other factors, including the diamond’s attributes.

Manufacturing

We have deep relationships with long-term manufacturing partners, who demonstrate their ability to meet our commitments for ethical sourcing, high quality, fast turnarounds and scalability. Pricing with our manufacturing partners is established and renegotiated based on product specifications, market conditions, and other variables. Our partners, who we consider part of the Brilliant Earth family, go through a rigorous onboarding process to ensure they meet our strict compliance and quality standards, including recycled metal content. Because we own the designs created by our in-house studio, we have flexibility to determine where the jewelry is manufactured to optimize cost, manufacturing capabilities and turnaround times.

Fulfillment and Logistics

The majority of our products are made-to-order, and delivered in as little as six to twelve business days. For products that sell in higher, more consistent volumes, such as certain rings and finished jewelry, we batch produce and stock items to enable even faster customer delivery, typically in just two to five business days. Orders are shipped to customers directly from our fulfillment centers or from our manufacturing partners.

Packaging

Our responsibly sourced wood ring boxes are designed to be as iconic as the jewelry they hold. They are crafted with wood sourced from FSC certified forests, which are responsibly managed to protect the forests for future generations. Our shipping packaging is primarily recycled content and comes from responsibly managed sources, and we continuously strive to increase the recycled content as part of our commitment to minimizing our environmental footprint.

Our People

We are extremely proud of our team who embody our culture of diversity, equity and inclusion. As of March 31, 2021, we employed 273 full-time employees and 15 part-time employees in the U.S. We have a broad and diverse team. A majority of our Board of Directors, 67% of employees at the director level and above, and 83% of our total employees are women. 25% of our leadership team and 33% of our total employees identify as a member of a BIPOC community. None of our employees are represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages. We believe that we have good relationships with our employees.

Our Culture

A defining part of working at Brilliant Earth is our culture, and it is a key ingredient of our success. It attracts talent, and we evaluate, celebrate, and promote team members based on our Pillars of Culture.

Our Pillars of Culture are:

•	Commitment to the Customer: Providing an exceptional customer experience is always our top priority.

•	Partnership and Positivity: Foster a community of collaboration, respect, and encouragement. Celebrate each other’s victories, big, and small.

•	Bias toward Action: When you see a need, step up rather than stand by. Discuss, test efficiently, and take action.

•	Embrace Growth and Change: Be a champion of continuous improvement. Look for new opportunities to support business goals.

•	Mission Mindset: Be an educated, passionate advocate of our mission in your role and beyond.

•	Ownership: Be accountable for your actions, take pride in your work and inspire others with your example.

Competition

The global jewelry industry is highly fragmented. We operate in a competitive industry with other global jewelry retailers and brands, department stores, and independent stores, many of which have an online presence. Our primary competitors include:

•	Jewelry retailers and brands, which sell directly to consumers through their own retail stores and online sites;

•	Department stores, which sell an assortment of jewelry brands, and in some cases their own products, through stores and online sites; and

•	Independent stores, including boutiques and “mom and pop” shops, who sell primarily through one or more local stores.

In addition, other retail categories and forms of expenditure, such as electronics and travel, also compete for consumers’ discretionary spending. The price of fine jewelry relative to other products also influences consumer spending on fine jewelry.

We compete based on brand differentiation, including our mission and values, product selection and quality, customization, price, consumer experience, and turnaround time. We believe that we compete favorably in the market for bridal and other fine jewelry products by focusing on these factors as well as our core values of transparency, sustainability, inclusivity, and giving back.

We believe our premium omnichannel customer experience, unique and exclusive designs, and purpose-driven brand create limited overlap with other industry participants.

Intellectual Property and Other Proprietary Rights

Our long-term commercial success is connected to our ability to obtain and maintain intellectual property protection for our brand, products, and technology; defend and enforce our intellectual property rights; preserve the confidentiality of our trade secrets; operate our business without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of third parties; and prevent third parties from infringing, misappropriating, or otherwise violating our intellectual property rights. We seek to protect our investments made into the development of our products, technologies, brand, and design by relying on a combination of copyrights, trademarks, domain names, and trade secrets, as well as confidentiality procedures and contractual provisions.

Our principal trademark assets include the registered trademark “Brilliant Earth” and our tagline and logos. Our trademarks are valuable assets that support our brand and consumers’ perception of our services and merchandise. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements, including, where necessary, the continued use of the trademarks in connection with the relevant goods or services. We expect to pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective. In addition to trademark protection, we also hold the registration to the “brilliantearth.com” Internet domain name and various related domain names.

We primarily rely on copyright and trade secret laws to protect our proprietary technologies and processes, including the algorithms we use throughout our business. Trade secrets can be difficult to protect, however. Although we take steps to protect and preserve our trade secrets and our know-how, unpatented technology and other proprietary information, including by entering into intellectual property assignment agreements, non-compete agreements, and non-disclosure and confidentiality agreements and by maintaining physical security of our premises and physical and electronic security of our information technology systems, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. As a result, we may not be able to meaningfully protect our trade secrets. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks related to Our Legal and Regulatory Environment—Failure to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights could harm our brand, devalue our proprietary content and technology, and adversely affect our ability to compete effectively.”

Facilities

Our principal executive offices are located in San Francisco, CA and Denver, CO. We lease each of our offices and our showroom facilities. Currently, we operate nine showrooms in San Francisco, Los Angeles, Boston, Chicago, San Diego, Washington DC, Denver, Philadelphia and Atlanta. All of our executive offices and retail showrooms are leased from third parties, and our leases generally have a term of five to seven years and typically include five-year renewal options. Most of our showroom leases provide for a minimum rent, typically with escalating rent increases, and generally require us to pay insurance, utilities, real estate taxes and repair and maintenance expenses.

We may negotiate new lease agreements, renew existing lease agreements or use alternate facilities prior to lease termination. We believe that our facilities are adequate for our needs and believe that we should be able to renew any of our leases or secure similar property without an adverse impact on our operations.

Legal Proceedings

We are, from time to time, party to various claims and legal proceedings arising out of our ordinary course of business, but we do not believe that any of these claims or proceedings will have a material effect on our business, consolidated financial condition or results of operations.

Government Regulation

We are required to comply with numerous laws and regulations covering areas such as consumer protection, consumer privacy, data protection, consumer credit, payment processing, insurance, health and safety, waste disposal, supply chain integrity, truth in advertising and employment. We monitor changes in these laws to maintain compliance with applicable requirements.

We are subject to numerous local, state, federal and foreign laws and regulations regarding privacy and data protection. Regulators around the world have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personal information, payment card information or other confidential information of individuals and the FTC and many state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data. In the event of a security breach, these laws may subject us to incident response, notice and remediation costs. Failure to safeguard data adequately or to destroy data securely could subject us to regulatory investigations or enforcement actions under applicable data security, unfair practices or consumer protection laws. The scope and interpretation of these laws could change and the associated burdens and our compliance costs could increase in the future. For more information regarding the risks related to our privacy, data security and data protection practices, see “Risk Factors—Risks Related to Our Legal and Regulatory Environment—We are subject to rapidly changing and increasingly stringent laws and industry standards relating to privacy, data security, and data protection. The restrictions and costs imposed by these laws, or our actual or perceived failure to comply with them, could subject us to liabilities that adversely affect our business, operations, and financial performance.”

MANAGEMENT

The following table provides information regarding our executive officers and members of our board of directors as of the date of this prospectus:

Name	Age	Position(s)
Beth Gerstein	45	Chief Executive Officer and Director
Eric Grossberg	44	Executive Chairman and Director
Jeffrey Kuo	45	Chief Financial Officer
Jennifer N. Harris Beth J. Kaplan Gavin M. Turner	53 63 48	Director Director Director

Executive Officers

Beth Gerstein. Ms. Gerstein has served as Brilliant Earth Group, Inc.’s Chief Executive Officer and a member of the board of directors since its formation, and she co-founded Brilliant Earth, LLC in 2005, as well as serving as the co-Chief Executive Officer and a member of Brilliant Earth, LLC’s board of managers since its founding. Ms. Gerstein has served as Brilliant Earth, LLC’s Chief Executive Officer since March 2021. Ms. Gerstein received a Bachelor of Science in Biomedical and Electrical Engineering from Duke University, a Master of Science in Electrical Engineering from Massachusetts Institute of Technology, and an MBA from the Stanford University Graduate School of Business. We believe that Ms. Gerstein is qualified to serve as a member of our board of directors because of the perspective and the executive leadership experience she brings as our co-founder and Chief Executive Officer.

Eric Grossberg. Mr. Grossberg has served as Brilliant Earth Group, Inc.’s Executive Chairman of the board of directors since its formation, and he co-founded Brilliant Earth, LLC in 2005 and served as its co-Chief Executive Officer since its founding until March 2021 and as a member of its board of managers since its founding. Mr. Grossberg received a Bachelor of Arts in Environmental Science & Public Policy from Harvard University and an MBA from the Stanford University Graduate School of Business. We believe that Mr. Grossberg is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our co-founder and former co-Chief Executive Officer.

Jeffrey Kuo. Mr. Kuo has served as Brilliant Earth Group, Inc.’s Chief Financial Officer since its formation, and he has served as the Chief Financial Officer of Brilliant Earth, LLC since March 2020. Mr. Kuo joined Brilliant Earth, LLC in 2015 and previously served as the Vice President of Technology and Vice President of Finance & Technology until March 2020 when he became the Chief Financial Officer. Before joining Brilliant Earth, LLC, Mr. Kuo founded and served as the President and Manager of Xetum LLC, a wristwatch company. Prior to founding Xetum LLC, Mr. Kuo was a management consultant with Bain & Company. Mr. Kuo received a Bachelor of Arts in Biochemical Sciences from Harvard University and an MBA from the Stanford University Graduate School of Business.

Directors

Jennifer N. Harris. Ms. Harris has served as a member of Brilliant Earth Group, Inc.’s board of directors since its formation and has served as a member of the board of managers of Brilliant Earth, LLC since April 2021. Ms. Harris previously served as the Vice President and Corporate Controller at Q2 Holdings, Inc., from March 2013 until November 2013, when she was promoted to Chief Financial Officer, and served as Chief Financial Officer from December 2013 until April 2021. Prior to her time at Q2 Holdings Inc., Ms. Harris was the Interim Corporate Controller for Blackbaud, Inc., a provider of software solutions to nonprofit organizations and educational institutions, from May 2012 until November 2012. From April 2005 until May 2012, Ms. Harris held various financial positions with Convio, Inc., a provider of SaaS constituent engagement solutions, most recently as Vice President, Controller and Principal Accounting Officer, from October 2010 until May 2012, when Convio was acquired by Blackbaud. Ms. Harris received a B.S. in Business from Indiana University. We believe that Ms. Harris is qualified to serve as a member of our board of directors because of her extensive experience in operating, advising and investing in the consumer sector.

Beth J. Kaplan. Ms. Kaplan has served as a member of Brilliant Earth Group, Inc.’s board of directors since its formation and has served as a member of the board of managers of Brilliant Earth, LLC since October 2020. Ms. Kaplan was the former President and Chief Operating Officer at Rent the Runway March 2013 until November 2015, where she continues to serve as a member of the board of directors, which she joined in March 2013. Ms. Kaplan is also currently the managing member of Axcel Partners, LLC, investing in consumer-facing early stage and growth companies. Prior to her time at Rent the Runway, she served as President, Chief Merchandising and Marketing Officer, and Director at General Nutrition Centers Inc., during which she played an integral role in the company’s 2011 initial public offering. Ms. Kaplan has held numerous leadership positions within Bath & Body Works, Rite Aid Drugstores, and Procter & Gamble. In addition to her current role on the board of directors of Rent the Runway, Ms. Kaplan also serves on the board of directors for several public companies, including the Meredith Corporation, Howard Hughes Corporation, and Crocs, as well as a director and advisor of Care/of, Leesa Sleep and Cooper’s Hawk. She also does advisory work for numerous growth stage companies. Ms. Kaplan received both a Bachelor of Science degree and an MBA from the Wharton School of the University of Pennsylvania. We believe that Ms. Kaplan is qualified to serve as a member of our board of directors because of her extensive experience in operating, advising and investing in the consumer sector.

Gavin M. Turner. Mr. Turner has served as a member of Brilliant Earth Group, Inc.’s board of directors since its formation and has served as a member of the board of managers of Brilliant Earth, LLC since December 2012. Mr. Turner co-founded Mainsail in April 2003 and has served as a Managing Partner since the firm’s inception. Prior to founding Mainsail, Mr. Turner held a variety of investment roles at Summit Partners, a global venture capital firm from 1995 to 2002. Altogether Mr. Turner has over 25 years of experience as a growth equity investor in private technology companies, and has served on numerous private company boards. Mr. Turner received a Bachelor of Economics from Stanford University and an MBA from Stanford University Graduate School of Business. We believe that Mr. Turner is qualified to serve as a member of our board of directors because of his extensive experience in the private equity industry, his business and leadership experience, and his knowledge of scaling technology companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of our Board of Directors

Our business and affairs are managed under the direction of our board of directors, which will consist of                members upon consummation of the Transactions. Our amended and restated certificate of incorporation will provide that, subject to the rights of the holders of preferred stock, the number of directors on our board of directors shall be fixed exclusively by resolution adopted by our board of directors (provided that such number shall not be less than the aggregate number of directors that the parties to the Stockholders Agreement are entitled to designate from time to time). Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Prior to the consummation of the Transactions, we will enter into the Stockholders Agreement with Mainsail and our Founders, pursuant to which each party thereto will agree to vote, or cause to be voted, all of their outstanding shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of                . Immediately following the consummation of the Transactions, Mainsail will own                shares of Class B common stock of Brilliant Earth Group, Inc., which represents approximately    % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock. Our Founders will own                shares of Class C common stock of Brilliant Earth Group, Inc., which represents approximately    % of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock. No shares of our Class D common stock will be outstanding immediately following the consummation of the Transactions. For a description of the terms of the Stockholders Agreement, see “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement—Stockholders Agreement in Effect Upon Consummation of the Transactions.”

In accordance with our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect immediately prior to the consummation of the Transactions, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in ;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in ; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in .

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of the Company. See “Description of Capital Stock—Anti-Takeover Provisions.”

Director Independence

Prior to the consummation of the Transactions, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that                ,                and                     are each an “independent director,” as defined under the                rules. In making these determinations, our board of directors considered the current and prior relationships that each director has with the Company and all other facts and circumstances our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Controlled Company Exception

After the consummation of the Transactions, Mainsail and our Founders, who are party to the Stockholders Agreement, will have more than 50% of the combined voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the                rules and intend to elect not to comply with certain corporate governance standards, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of the                ; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. We intend to rely on the foregoing exemptions provided to controlled companies under the                rules. Therefore, immediately following the consummation of the Transactions, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the                , we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks related to the offering and ownership of our Class A common stock—We are a “controlled company“ within the meaning of the                 rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.”

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, nominating and corporate governance committee, and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, approving the fees of, retaining, and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of complaints regarding questionable accounting, internal controls or auditing matters.

Upon the consummation of the Transactions, our audit committee will consist of                 ,                  and                 , with                serving as chair. Rule 10A-3 of the Exchange Act and the                rules require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that                 ,                  and                 each meet the definition of “independent director” for purposes of serving on the audit committee under the                rules and the independence standards under Rule 10A-3 of the Exchange Act and the                 rules. Each member of our audit committee meets the financial literacy requirements of the                rules. In addition, our board of directors has determined that                will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.brilliantearth.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•

identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors as set forth in our corporate governance guidelines and in accordance with the terms of the Stockholders Agreement;

•	annually reviewing the committee structure of the board of directors and recommending to the board of the directors the directors to serve as members of each committee; and

•	developing and recommending to our board of directors a set of corporate governance guidelines.

Upon the consummation of the Transactions, our nominating and corporate governance committee will consist of                 ,                  and                 with                serving as chair.                 ,                  and                 do not qualify as “independent directors” under the                rules. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.brilliantearth.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending that the board of directors approve, the compensation of our Chief Executive Officer and other executive officers;

•	making recommendations to the board of directors regarding director compensation; and

•	reviewing and approving incentive compensation and equity-based plans and arrangements and making grants of cash-based and equity-based awards under such plans.

Upon the consummation of the Transactions, our compensation committee will consist of                 ,                  and                 with                serving as chair.                 ,                  and                 do not qualify as “independent directors” under the                rules. Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.brilliantearth.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management policies and strategy, the most significant risks facing us, and oversee the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the completion of the Transactions, we will adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.brilliantearth.com. In addition, we intend to post on our website all disclosures that are required by law or the                rules concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of the material components of the executive compensation program for our executive officers who are named in the “2020 Summary Compensation Table” below, who we refer to as our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. Except as otherwise noted, when we use the terms we, us, our, and the Company in this section in reference to actions taken prior to the completion of this offering, we mean actions taken by the board of managers of Brilliant Earth, LLC and in reference to actions taken on or after the completion of this offering, we mean the board of directors or compensation committee of Brilliant Earth Group, Inc.

For the year ended December 31, 2020, our NEOs were as follows:

•	Beth Gerstein, Chief Executive Officer;

•	Eric Grossberg, Executive Chairman and former Co-Chief Executive Officer; and

•	Jeffrey Kuo, Chief Financial Officer.

Ms. Gerstein and Mr. Grossberg served as Co-Chief Executive Officers until March 11, 2021, at which point Mr. Grossberg transitioned into the role of our Executive Chairman and Ms. Gerstein remained our sole Chief Executive Officer. During the fiscal year ending on December 31, 2020, our only other executive officer was Mr. Kuo.

2020 Summary Compensation Table

The following table sets forth total compensation paid to our NEOs for the fiscal year ending on December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	All Other Compensation ($) (3)	Total ($)
Beth Gerstein (4) Chief Executive Officer	2020	600,000	—	—	11,400	611,400
Eric Grossberg (4) Executive Chairman	2020	600,000	—	—	11,400	611,400
Jeffrey Kuo Chief Financial Officer	2020	295,833	75,000	98,000	11,400	480,233

(1)

Amount for Mr. Kuo reflects the annual cash discretionary performance bonus earned during the year ended December 31, 2020. For a discussion of Mr. Kuo’s annual bonus opportunity, please see the section entitled “Narrative to Summary Compensation Table – 2020 Bonuses.”

(2)

Amount for Mr. Kuo reflects the aggregate grant date fair value of profits interests granted during the year ended December 31, 2020 computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. See Note 8, Members Units Including Redemeemable, Convertible Class P Units, and 401K Plan, to our accompanying financial statements and related notes thereto included elsewhere in this registration statement for a discussion of the relevant assumptions used in calculating this amount. The amount reported in this column reflects the aggregate grant date fair value for the profits interests as determined for financial accounting purposes and does not correspond to the actual economic value that may be received by Mr. Kuo from this award.

(3)	Amounts reported for each of the named executive officers include matching contributions made by us under our 401(k) plan.
(4)

Ms. Gerstein and Mr. Grossberg served as our Co-Chief Executive Officers until March 11, 2021, at which point Mr. Grossberg transitioned into the role of our Executive Chairman and Ms. Gerstein remained our sole Chief Executive Officer.

Narrative to Summary Compensation Table

2020 Salaries

Our NEOs each receive an annual base salary to compensate them for services rendered to our company. The annual base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Each of Ms. Gerstein’s, Mr. Grossberg’s and Mr. Kuo’s annual base salary was set in connection with the commencement of her or his service to us and is adjusted periodically.

For fiscal year 2020, Ms. Gerstein and Messrs. Grossberg and Kuo had an annual base salary of $600,000, $600,000 and $300,000, respectively. Mr. Kuo’s 2020 annual base salary became effective March 1, 2020. Between April 1 and June 30, 2020, the base salary of each of our named executive officers was reduced by 20% in response to the emergence of COVID-19 and its uncertain impact on our business. The reduced base salary was repaid to our named executive officers in early 2021.

In early fiscal year 2021, Mr. Kuo’s annual base salary was adjusted to $315,000. Ms. Gerstein’s and Mr. Grossberg’s annual base salaries were not adjusted for fiscal year 2021.

Following the completion of this offering, our board of directors and compensation committee may adjust the annual base salaries of our NEOs from time to time in their discretion.

2020 Bonuses

During the fiscal year 2020, we did not maintain a formal performance bonus program, and we have not adopted a formal performance bonus program for 2021.

Mr. Kuo is eligible to earn an annual discretionary performance bonus. For fiscal year 2020, Mr. Kuo’s target bonus was equal to $75,000. For fiscal year 2021, Mr. Kuo’s target bonus amount was increased to $150,000. Historically, our Co-Chief Executive Officers or board of managers has exercised and, following the completion of this offering, the compensation committee of our board of directors is expected to exercise its discretion in determining the portion of Mr. Kuo’s target bonus to pay based on its evaluation of Mr. Kuo’s and our company’s performance for the year. Historically, Ms. Gerstein and Mr. Grossberg have not been eligible to earn annual bonuses.

In early fiscal year 2021, our Co-Chief Executive Officers reviewed Mr. Kuo’s performance and the performance of our company during fiscal year 2020 and determined that his annual bonus should be paid out at 100% of his target bonus, which resulted in a payout of $75,000. This amount is reflected above in the Summary Compensation Table in the column titled “Bonus.”

Following the completion of this offering, our board of directors and compensation committee may adopt a formal bonus program and may award discretionary bonuses from time to time.

Equity-Based Compensation

Historically, we have not maintained an equity incentive plan; however, we have issued profits interests under the Brilliant Earth LLC Agreement to Mr. Kuo from time to time, including 453,333 Class M Units issued to Mr. Kuo in connection with his commencement of employment with us, which have a distribution threshold per unit equal to $0.42 and are fully vested, and 200,000 Class M Units issued to Mr. Kuo in 2020 (the “2020 Incentive Units”). The 2020 Incentive Units have a distribution threshold of $2.90 per unit and vest as follows: 25% of the 2020 Incentive Units vested on March 31, 2021 and the remaining 75% vest in thirty-six substantially equal monthly installments commencing April 30, 2021, subject to Mr. Kuo’s continued service through the applicable vesting date. In the event of a termination of Mr. Kuo’s employment for any reason, any unvested 2020 Incentive Units will automatically be forfeited. In connection with the completion of this offering, Mr. Kuo’s Class M Units will be converted into LLC Interests and, which, in respect of unvested 2020 Incentive Units, will be subject to a risk of forfeiture that lapses in accordance with their existing vesting schedule.

We have not granted equity awards, including profits interests, to Ms. Gerstein or Mr. Grossberg, though each holds capital interests acquired in connection with her and his founding of the company.

In connection with this offering, we intend to adopt a 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2021 Plan will be effective on the date prior to the first public trading date of our common stock, subject to approval of such plan by our stockholders. For additional information about the 2021 Plan, please see the section titled “Equity Compensation Plans” below.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we making safe harbor matching contributions in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; short-term and long-term disability insurance; and life and AD&D insurance.

Perquisites and Other Personal Benefits

We did not provide any perquisites to our NEOs in fiscal year 2020, but our board of directors or compensation committee may from time to time approve them in the future when our board of directors or compensation committee determines that such perquisites are necessary or advisable to fairly compensate or incentivize our NEOs.

Outstanding Equity Awards at 2020 Fiscal Year End

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2020.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
Jeffrey Kuo	8/31/2020	200,000

(1)

Represents Class M Units that vest as to 25% of the Class M Units on March 31, 2021 and as to the remaining 75% monthly thereafter for 36 months beginning on April 30, 2021, subject to continued service. The Class M Units will convert into LLC Interests in connection with the Transactions.

(2)

Our Class M Units are not publicly traded. Amount reported was calculated by subtracting the distribution threshold per unit applicable to the award from the mid-point of the range of the offering prices for our Class A common stock in this offering, which we are using as an estimate of the fair market value of a Class M Unit as of December 31, 2020, which is $            .

Executive Compensation Arrangements

We have entered into offer letters with each of our NEOs. Each offer letter sets forth the title and base salary for the executive and summarizes the other terms and conditions applicable to the executive’s employment with us.

In connection with the offering, we intend to enter into new employment agreements with each of our NEOs.

Equity Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering.

2021 Incentive Award Plan

We intend to adopt the 2021 Plan, which will be effective on the day prior to the first public trading date of our common stock. The principal purpose of the 2021 Plan is to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards, and cash-based performance bonus awards. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below.

Share Reserve. Under the 2021 Plan,                  shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2021 Plan will be increased by an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (A)             % of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than                  shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2021 Plan:

•	to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2021 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan, such tendered or withheld shares will be available for future grants under the 2021 Plan;

•

to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2021 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2021 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2021 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2021 Plan.

In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to all cash-based awards to any individual for services as a non-employee director during any calendar year may not exceed $            .

Administration. The compensation committee of our board of directors is expected to administer the 2021 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least                 members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2021 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2021 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2021 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2021 Plan. The full board of directors will administer the 2021 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock, and all other stock-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2021 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards, and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•

Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2021 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•

Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•

Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2021 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•

Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock, and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

•

Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2021 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2021 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2021 Plan or any awards under the 2021 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2021 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2021 Plan.

Amendment and Termination. The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date of the 2021 Plan, and no additional annual share increases to the 2021 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.

2021 Employee Stock Purchase Plan

We intend to adopt and ask our stockholders to approve the 2021 Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective upon the day prior to the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP consists of two components: a Section 423 component that is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code, to the extent possible, and a non-Section 423 component that need not qualify as an “employee stock purchase plan” under Section 423 of the Code. Generally, the Non-423 Component will operate and be administered in the same manner as the 423 Component. We intend to provide for purchases under the Non-423 Component unless and until our employees satisfy the requirements under Section 423 of the Code for participation in the 423 Component. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)                  shares of common stock and (b) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (i)             % of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than                  shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of             % of their compensation or $            . Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than                  shares in each offering period and may not subscribe for more than $             in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of         % of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or         % of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

Director Compensation

Director Compensation Table for Fiscal Year 2020

The following table sets forth information for 2020 regarding the compensation awarded to, earned by or paid to the non-employee directors who served on our board of managers during fiscal year 2020.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)		Total ($)
Beth Kaplan	12,500	(1)	62,632	(2)	75,132
Gavin Turner	—		—		—

(1)

Amount reflects director fees paid to Ms. Kaplan in connection with her service on our board of managers commencing in October 2020. No other directors received compensation for their service as directors in 2020.

(2)

Amount reflects the aggregate grant date fair value of the 160,594 Class M Units granted to Ms. Kaplan during the year ended December 31, 2020 computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. See Note 8, Members Units Including Redemeemable, Convertible Class P Units, and 401K Plan, to our accompanying financial statements and related notes thereto included elsewhere in this registration statement for a discussion of the relevant assumptions used in calculating this amount. As of December 31, 2020, Ms. Kaplan held 147,211 Class M Units that were unvested and subject to a substantial risk of forfeiture. No other stock awards or option awards were held by our non-employee directors as of December 31, 2020.

Historically, we have not had a formalized non-employee director compensation program. However, in connection with Ms. Kaplan’s commencement of service with us, we entered into a compensation arrangement with Ms. Kaplan, which provides for a $50,000 annual service fee and an initial grant of Class M Units. Ms. Kaplan also entered into a proprietary information and inventions assignment agreement with us.

Ms. Kaplan was granted 160,594 Class M Units in October 2020, which have a distribution threshold per unit equal to $3.34 and vest in 36 equal monthly installments beginning on October 31, 2020, subject to her continued service through the applicable vesting date. Vesting of Ms. Kaplan’s Class M Units will fully accelerate upon a Sale (as defined in the Brilliant Earth LLC Agreement) if she remains in service with us through such date. In the event of a termination of Ms. Kaplan’s service for any reason, any unvested Class M Units will automatically be forfeited.

In April 2021, we appointed Jennifer Harris to our board of managers. In connection with her commencement of service with us, Ms. Harris entered into an offer letter which provided for an initial grant of Class M Units and provided that in connection with this offering, Ms. Harris may be eligible for additional cash compensation for her service, subject to approval by our board of directors. Additionally, our board of directors will evaluate additional equity grants to Ms. Harris following the second anniversary of the date of her commencement of service. Ms. Harris also entered into a proprietary information and inventions assignment agreement with us.

Ms. Harris was granted 47,427 Class M Units in May 2021, which have a distribution threshold per unit equal to $12.04 and vest in 48 equal monthly installments beginning on April 30, 2021, subject to her continued service through the applicable vesting date. In the event of a termination of Ms. Harris’ service for any reason, any unvested Class M Units will automatically be forfeited.

In connection with the completion of this offering, Ms. Kaplan’s and Ms. Harris’ Class M Units will be converted into LLC Interests and, which, in respect of any unvested Class M Units, will be subject to a risk of forfeiture that lapses in accordance with their existing vesting schedule.

In connection with this offering, we intend to adopt a new non-employee director compensation program that will provide for annual retainers for board and committee service and the automatic grant of initial and annual equity awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We, therefore, urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

The Transactions

In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions. These transactions are described in “Our Organizational Structure.”

We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock) to purchase                 LLC Interests (or                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Brilliant Earth, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us.

Tax Receivable Agreement

As described in “Our Organizational Structure,” we intend to use the net proceeds from this offering to purchase newly issued LLC Interests directly from Brilliant Earth, LLC. In addition, Brilliant Earth, LLC intends to use the net proceeds it receives from the sale of LLC Interests to us for general corporate purposes. We expect to obtain increases in our share of the tax basis of assets of Brilliant Earth, LLC (a) resulting from our purchase of LLC Interests directly from Brilliant Earth, LLC and the partial redemption of LLC Interests by Brilliant Earth, LLC as described under “Use of Proceeds,” (b) in the future, when (as described below under “—Brilliant Earth LLC Agreement—Agreement in Effect Upon Consummation of the Transactions—Common Unit Redemption Right”) a Continuing Equity Owner receives Class A common stock or Class D common stock or, at our election, cash, as applicable, from us in connection with an exercise of such Continuing Equity Owner’s right to have LLC Interests held by such Continuing Equity Owner redeemed by Brilliant Earth, LLC or, at our election, exchanged directly with us, or when Brilliant Earth, LLC makes, or is deemed to make, certain distributions to the Continuing Equity Owners, and (c) resulting from certain distributions (or deemed distributions) by Brilliant Earth, LLC (such tax basis increases, “Basis Adjustments”). We intend to treat any such redemption or exchange of LLC Interests as our direct purchase of LLC Interests from the Continuing Equity Owners for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Interests are surrendered by the Continuing Equity Owners to Brilliant Earth, LLC for redemption or sold to us upon the exercise of our election to acquire such LLC Interests directly. Such Basis Adjustments may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities.

In connection with the transactions described above, we will enter into a Tax Receivable Agreement with Brilliant Earth, LLC and the Continuing Equity Owners that will provide for the payment by Brilliant Earth Group, Inc. to the Continuing Equity Owners of 85% of the amount of certain tax benefits, if any, that Brilliant Earth Group, Inc. actually realizes, or in some circumstances is deemed to realize as a result of Basis Adjustments and certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. Brilliant Earth, LLC will have in effect an election under Section 754 of the Code, effective for the taxable year that includes the Transactions and each taxable year thereafter. These Tax Receivable Agreement payments are not conditioned upon one or more of the Continuing Equity Owners maintaining a continued ownership interest in Brilliant Earth, LLC. If a Continuing Equity Owner transfers LLC Interests but does not assign to the transferee of such units its rights under the Tax Receivable Agreement, such Continuing Equity Owner generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such LLC Interests. In general, the Continuing Equity Owners’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged or otherwise alienated to any person, other than certain permitted transferees, without such person becoming a party to the Tax Receivable Agreement and agreeing to succeed to the applicable Continuing Equity Owner’s interest therein.

The actual Basis Adjustments, as well as any amounts paid to the Continuing Equity Owners under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•

the timing of any future redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Brilliant Earth, LLC at the time of each redemption, exchange or distribution (or deemed distribution) as well as the amount of remaining existing tax basis at the time of such redemption, exchange or distribution (or deemed distribution);

•

the price of shares of our Class A common stock at the time of the purchases from the Continuing Equity Owners in connection with this offering and any applicable redemptions or exchanges— Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of our Class A common stock at the time of such purchases or future redemptions or exchanges;

•	the extent to which redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

•

the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If we do not have sufficient taxable income to realize any of the applicable tax benefits, we generally will not be required (absent a material breach of a material obligation under the Tax Receivable Agreement, change of control, or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year may generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments or additional tax benefits to us as a result of any payments made under the Tax Receivable Agreement; provided that, for purposes of determining cash savings with respect to state and local income taxes we will use an assumed tax rate. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the Transactions. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure that requires us to pay the Continuing Equity Owners an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including regarding tax rates and utilization of Basis Adjustments and additional tax benefits arising from payments made under the Tax Receivable Agreement).

The payment obligations under the Tax Receivable Agreement are obligations of Brilliant Earth Group, Inc. and not of Brilliant Earth, LLC. Although the actual timing and amount of any payments that we may make under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to the Continuing Equity Owners could be substantial. Assuming no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of LLC Interests in connection with this offering, together with future redemptions or exchanges of all remaining LLC Interests owned by the Continuing Equity Owners pursuant to the Brilliant Earth LLC Agreement as described above, would aggregate to approximately $             million over          years from the date of this offering based on the assumed initial public offering price of $             per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all future redemptions or exchanges would occur one year after this offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $             million, over the         -year period from the date of this offering. The actual amounts we will be required to pay under the Tax Receivable Agreement will depend on, among other things, the timing of subsequent redemptions or exchanges of LLC Interests by the Continuing Equity Owners, the price of our shares of Class A common stock at the time of each such redemption or exchange, and the amounts and timing of our future taxable income, and may be significantly different from the amounts described in the preceding sentence. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Brilliant Earth, LLC and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us. Any payments we make to the Continuing Equity Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Brilliant Earth, LLC and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and, therefore, may accelerate payments due under the Tax Receivable Agreement. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of Brilliant Earth, LLC, available cash, or available borrowings under any future debt agreements. Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations, or other changes in control, may influence the timing and amount of payments that we pay to a redeeming Continuing Equity Owner under the Tax Receivable Agreement. For example, the disposition of assets following an exchange or acquisition transaction may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the Tax Receivable Agreement, or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. In those circumstances, Continuing Equity Owners would be deemed to exchange any remaining outstanding LLC Interests for Class A common stock or Class D common stock, as applicable, and generally would be entitled to payments under the Tax Receivable Agreement resulting from such deemed exchanges.

We may elect to completely terminate the Tax Receivable Agreement early only with the written approval of each of a majority of our “independent directors” (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the                rules).

As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the Continuing Equity Owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. For example, should we elect to terminate the Tax Receivable Agreement immediately following this offering, assuming no material changes in the relevant tax laws or tax rates and that we earn sufficient taxable income to realize all tax potential benefits that are subject to the Tax Receivable Agreement, we estimate that the aggregate of termination payments would be approximately $             million based on the assumed initial public offering price of $             per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus and assuming                  were to be     %. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will generally be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner will be netted against future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement to such Continuing Equity Owner. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

We will have full responsibility for, and sole discretion over, all of our tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by                 and our Founders. If the outcome of any challenge to all or part of the Basis Adjustments or other tax benefits we claim would reasonably be expected to materially and adversely affect the payments to Continuing Equity Owners’ from us under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Continuing Equity Owner that directly or indirectly owns at least    % of the outstanding LLC Interests. The interests of the Continuing Equity Owners in any such challenge may differ from or conflict with our interests and your interests, and the Continuing Equity Owners may exercise their consent rights relating to any such challenge in a manner adverse to our interests.

The Tax Receivable Agreement requires us to provide the Continuing Equity Owners with a schedule showing the calculation of payments that are due under the Tax Receivable Agreement. We are required to provide such schedule within 90 days after filing our U.S. federal income tax return for each taxable year with respect to which a payment obligation arises. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to the Continuing Equity Owners within three business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of      from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at a rate equal to     , until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Brilliant Earth LLC Agreement

Agreement in Effect Before Consummation of the Transactions

Brilliant Earth, LLC and the Original Equity Owners are parties to the Limited Liability Company Agreement of Brilliant Earth, LLC, dated as of November 30, 2012, as amended from time to time, which governs the business operations of Brilliant Earth, LLC and defines the relative rights and privileges associated with the existing units of Brilliant Earth, LLC. We refer to this agreement, as amended, as the Existing LLC Agreement. Under the Existing LLC Agreement, the board of managers of Brilliant Earth, LLC has the sole and exclusive right and authority to manage and control the business and affairs of Brilliant Earth, LLC, and the day-to-day business operations of Brilliant Earth, LLC are overseen and implemented by officers of Brilliant Earth, LLC, subject to certain manager appointment and consent rights held by the holders of a majority of the Company’s outstanding Class P Units pursuant to the Registration Rights Agreement, dated as of November 30, 2012, by and between the Company and certain of the Original Equity Owners. Each Original Equity Owner’s rights under the Existing LLC Agreement continue until the effective time of the new Brilliant Earth, LLC operating agreement to be adopted in connection with the Transactions, as described below, at which time the Continuing Equity Owners will continue as members that hold LLC Interests with the respective rights thereunder.

Agreement in Effect Upon Consummation of the Transactions

In connection with the consummation of the Transactions, we and the Continuing Equity Owners will enter into the Seventh Amendment to the Brilliant Earth LLC Agreement, which we refer to as the Brilliant Earth LLC Agreement.

Appointment as Managing Member. Under the Brilliant Earth LLC Agreement, we will become a member and the sole manager of Brilliant Earth, LLC. As the sole manager, we will be able to control all of the day-to-day business affairs and decision-making of Brilliant Earth, LLC without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Brilliant Earth, LLC and daily management of Brilliant Earth, LLC’s business. Pursuant to the terms of the Brilliant Earth LLC Agreement, we cannot be removed or replaced as the sole manager of Brilliant Earth, LLC except by our resignation, which may be given at any time by written notice to the members.

Compensation, Fees and Expenses. We will not be entitled to compensation for our services as the manager of Brilliant Earth, LLC. We will be entitled to reimbursement by Brilliant Earth, LLC for reasonable fees and expenses incurred on behalf of Brilliant Earth, LLC, including all expenses associated with the Transactions, any subsequent offering of our Class A common stock, being a public company, and maintaining our corporate existence.

Distributions. The Brilliant Earth LLC Agreement will require “tax distributions” (as that term is used in the agreement) to be made by Brilliant Earth, LLC to its members, except to the extent such distributions would render Brilliant Earth, LLC insolvent or are otherwise prohibited by law or any of our future debt agreements. Tax distributions will be made on a quarterly basis to each member of Brilliant Earth, LLC, including us, pro rata in accordance with economic interests and based on such member’s allocable share of the taxable income of Brilliant Earth, LLC and an assumed tax rate that will be determined by us, as described below. For this purpose, each member’s allocable share of Brilliant Earth, LLC’s taxable income shall be net of its allocable share of taxable losses of Brilliant Earth, LLC and our allocable share of taxable income and loss shall be determined without regard to any Basis Adjustments. The assumed tax rate for purposes of determining tax distributions from Brilliant Earth, LLC to its members will be the highest combined U.S. federal, state, and local tax rate that may potentially apply to any one of Brilliant Earth, LLC’s members, regardless of the actual, final tax liability of any such member. The Brilliant Earth LLC Agreement will also allow for cash distributions to be made by Brilliant Earth, LLC (subject to our sole discretion as the sole manager of Brilliant Earth, LLC) to its members on a pro rata basis out of “distributable cash,” as that term is defined in the agreement. We expect Brilliant Earth, LLC may make distributions out of distributable cash periodically and as necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, except to the extent such distributions would render Brilliant Earth, LLC insolvent or are otherwise prohibited by law or any of our future debt agreements. Transfer Restrictions. The Brilliant Earth LLC Agreement generally does not permit transfers of LLC Interests by members, except for transfers to permitted transferees, transfers pursuant to the participation right described below and transfers approved in writing by us, as manager, and other limited exceptions. The Brilliant Earth LLC Agreement may impose additional restrictions on transfers (including redemptions described below with respect to each common unit) that are necessary or advisable so that Brilliant Earth, LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the Brilliant Earth LLC Agreement, such member will be required to simultaneously transfer shares of Class B common stock to such transferee equal to the number of LLC Interests that were transferred to such transferee in such permitted transfer.

The Brilliant Earth LLC Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock, each of which we refer to as a “Pubco Offer,” is approved by our board of directors or otherwise effected or to be effected with the consent or approval of our board of directors, each holder of LLC Interests shall be permitted to participate in such Pubco Offer by delivering a redemption notice, which shall be effective immediately prior to, and contingent upon, the consummation of such Pubco Offer. If a Pubco Offer is proposed by Brilliant Earth Group, Inc., then Brilliant Earth Group, Inc. is required to use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of such LLC Interests to participate in such Pubco Offer to the same extent as or on an economically equivalent basis with the holders of shares of Class A common stock, provided that in no event shall any holder of LLC Interests be entitled to receive aggregate consideration for each common unit that is greater than the consideration payable in respect of each share of Class A common stock pursuant to the Pubco Offer.

Except for certain exceptions, any transferee of LLC Interests must assume, by operation of law or executing a joinder to the Brilliant Earth LLC Agreement, all of the obligations of a transferring member with respect to the transferred units, and such transferee shall be bound by any limitations and obligations under the Brilliant Earth LLC Agreement even if the transferee is not admitted as a member of Brilliant Earth, LLC. A member shall remain as a member with all rights and obligations until the transferee is accepted as substitute member in accordance with the Brilliant Earth LLC Agreement.

Recapitalization. The Brilliant Earth LLC Agreement will recapitalize the units currently held by the existing members of Brilliant Earth, LLC into a new single class of LLC Interests. The Brilliant Earth LLC Agreement will also reflect a split of LLC Interests such that one common unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of the underwriting discount and estimated offering expenses payable by us. Each common unit generally will entitle the holder to a pro rata share of the net profits and net losses and distributions of Brilliant Earth, LLC.

Maintenance of One-to-One Ratio Between Shares of Class A Common Stock and Class D Common Stock and LLC Interests Owned by the Company, One-to-One Ratio Between Shares of Class B Common Stock and LLC Interests Owned by the Continuing Equity Owners (excluding our Founders), and One-to-One Ratio between Shares of Class C Common Stock and LLC Interests Owned by our Founders. Except as otherwise determined by us, the Brilliant Earth LLC Agreement requires Brilliant Earth, LLC to take all actions with respect to its LLC Interests, including issuances, reclassifications, distributions, divisions or recapitalizations, such that (1) we at all times maintain a ratio of one common unit owned by us, directly or indirectly, for each share of Class A common stock and Class D common stock issued and outstanding, and (2) Brilliant Earth, LLC at all times maintain (a) a one-to-one ratio between the number of shares of Class A common stock and Class D common stock issued and outstanding and the number of LLC Interests owned by us, (b) a one-to-one ratio between the number of shares of Class B common stock issued and outstanding and the number of LLC Interests owned by the Continuing Equity Owners (excluding our Founders) and their permitted transferees, collectively, and (c) a one-to-one ratio between the number of shares of Class C common stock issued and outstanding and the number of LLC Interests owned by our Founders and their permitted transferees, collectively. This ratio requirement disregards (1) shares of our Class A common stock under unvested options issued by us, (2) treasury stock and (3) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock or Class D common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of Brilliant Earth, LLC. In addition, the Class A common stock and Class D common stock ratio requirement disregards all LLC Interests at any time held by any other person, including the Continuing Equity Owners (excluding our Founders) and the holders of options over LLC Interests. If we issue, transfer or deliver from treasury stock or repurchase shares of Class A common stock or Class D common stock in a transaction not contemplated by the Brilliant Earth LLC Agreement, we as manager of Brilliant Earth, LLC have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding LLC Interests we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock and Class D common stock. If we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock in a transaction not contemplated by the Brilliant Earth LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption) equity interests in Brilliant Earth, LLC which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed. Brilliant Earth, LLC is prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization or similar event) or combination (by reverse split of units, reclassification, recapitalization or similar event) of the LLC Interests that is not accompanied by an identical subdivision or combination of (1) our Class A common stock or Class D common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by us and the number of outstanding shares of our Class A common stock and Class D common stock, (2) our Class B common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by the Continuing Equity Owners (excluding our Founders) and the number of outstanding shares of our Class B common stock, and (3) our Class C common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by our Founders and the number of outstanding shares of our Class C common stock, as applicable, in each case, subject to exceptions.

Issuance of LLC Interests upon Exercise of Options or Issuance of Other Equity Compensation. Upon the exercise of options issued by us (as opposed to options issued by Brilliant Earth, LLC), or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from Brilliant Earth, LLC a number of LLC Interests equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Brilliant Earth, LLC, we will make, or be deemed to make, a capital contribution in Brilliant Earth, LLC equal to the aggregate value of such shares of Class A common stock and Brilliant Earth, LLC will issue to us a number of LLC Interests equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Brilliant Earth, LLC, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Brilliant Earth, LLC the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Brilliant Earth, LLC, on each applicable vesting date we will be deemed to have sold to Brilliant Earth, LLC the number of vested shares at a price equal to the market price per share, Brilliant Earth, LLC will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in Brilliant Earth, LLC equal to the purchase price for such shares in exchange for an equal number of LLC Interests.

Dissolution. The Brilliant Earth LLC Agreement will provide that the consent of Brilliant Earth Group, Inc. as the managing member of Brilliant Earth, LLC and members holding a majority of the voting units will be required to voluntarily dissolve Brilliant Earth, LLC. In addition to a voluntary dissolution, Brilliant Earth, LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up Brilliant Earth, LLC; (2) second, to pay debts and liabilities owed to creditors of Brilliant Earth, LLC, other than members; and (3) third, to the members pro-rata in accordance with their respective percentage ownership interests in Brilliant Earth, LLC (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).

Confidentiality. We, as manager, and each member agree to maintain the confidentiality of Brilliant Earth, LLC’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation of the Brilliant Earth LLC Agreement or approved for release by written authorization of the Chief Executive Officer, the Chief Financial Officer or the General Counsel of either Brilliant Earth Group, Inc. or Brilliant Earth, LLC.

Indemnification. The Brilliant Earth LLC Agreement will provide for indemnification of the manager, members and officers of Brilliant Earth, LLC or affiliates.

Common Unit Redemption Right. The Brilliant Earth LLC Agreement will provide a redemption right to the Continuing Equity Owners which will entitle them to have their LLC Interests redeemed for, at our election (determined solely by our independent directors (within the meaning of the rules of the Securities and Exchange Act) who are disinterested), newly-issued shares of our Class A common stock or Class D common stock, as applicable, on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC interest so redeemed, in each case in accordance with the terms of the Brilliant Earth LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the Securities and Exchange Act) who are disinterested), we may effect a direct exchange by Brilliant Earth Group, Inc. of such Class A common stock or Class D common stock, or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may exercise such redemption right, subject to certain exceptions, for as long as their LLC Interests remain outstanding. In connection with the exercise of the redemption or exchange of LLC Interests (1) the Continuing Equity Owners (excluding our Founders) will be required to surrender a number of shares of our Class B common stock registered in the name of such redeeming or exchanging Continuing Equity Owner (excluding our Founders), and therefore, will automatically be transferred to the Company and will be canceled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged, (2) our Founders will be required to surrender a number of shares of our Class C common stock registered in the name of such redeeming or exchanging Founder, and therefore, will automatically be transferred to the Company and will be canceled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged, (3) all redeeming members will surrender LLC Interests to Brilliant Earth, LLC for cancellation.

Each Continuing Equity Owner’s redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A common stock or Class D common stock that may be applicable to such Continuing Equity Owner and the absence of any liens or encumbrances on such LLC Interests redeemed. Additionally, in the case we elect a cash settlement, such Continuing Equity Owner may rescind its redemption request within a specified period of time. Moreover, in the case of a settlement in Class A common stock or Class D common stock, as applicable, such redemption may be conditioned on the closing of an underwritten distribution of the shares of Class A common stock or Class D common stock, as applicable, that may be issued in connection with such proposed redemption. In the case of a settlement in Class A common stock, such Continuing Equity Owner may also revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the Class A common stock to be registered for such Continuing Equity Owner at or immediately following the consummation of the redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) we failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption; (3) we exercised our right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Continuing Equity Owner to have its Class A common stock registered at or immediately following the consummation of the redemption; (4) such Continuing Equity Owner is in possession of any material non-public information concerning us, the receipt of which results in such Continuing Equity Owner being prohibited or restricted from selling Class A common stock at or immediately following the redemption without disclosure of such information (and we do not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the Class A common stock was to be registered by such Continuing Equity Owner at or immediately following the redemption shall have been issued by the SEC; (6) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A common stock is then traded; (7) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; (8) we shall have failed to comply in all material respects with our obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Continuing Equity Owner to consummate the resale of the Class A common stock to be received upon such redemption pursuant to an effective registration statement; or (9) the redemption date would occur three business days or less prior to, or during, a black-out period.

The Brilliant Earth LLC Agreement will require that in the case of a redemption by a Continuing Equity Owner we contribute cash, shares of our Class A common stock or Class D common stock, as applicable, to Brilliant Earth, LLC in exchange for an amount of newly-issued LLC Interests that will be issued to us equal to the number of LLC Interests redeemed from the Continuing Equity Owner. Brilliant Earth, LLC will then distribute the cash or shares of our Class A common stock, as applicable, to such Continuing Equity Owner to complete the redemption. In the event of an election by a Continuing Equity Owner, we may, at our option, effect a direct exchange by Brilliant Earth Group, Inc. of cash, our Class A common stock or Class D common stock, as applicable, for such LLC Interests in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LLC Interests that we own equals the number of our outstanding shares of Class A common stock or Class D common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Amendments. In addition to certain other requirements, our consent, as manager, and the consent of members holding a majority of the LLC Interests then outstanding and entitled to vote (excluding LLC Interests held directly or indirectly by us) will generally be required to amend or modify the Brilliant Earth LLC Agreement.

Stockholders Agreement in Effect Before Consummation of the Transactions

Pursuant to the existing stockholders agreement between our Founders, Just Rocks and Mainsail, our Founders are subject to certain covenants around ownership and directorship of Just Rocks through and until November 20, 2022. The existing stockholders agreement terminates when Mainsail ceases to own any direct or indirect beneficial interest in Brilliant Earth, LLC.

Stockholders Agreement in Effect Upon Consummation of the Transactions

Pursuant to the Stockholders Agreement, Mainsail will have the right to designate                 of our directors, or the Mainsail Directors, which will be Mainsail Directors for as long as Mainsail directly or indirectly, beneficially owns, in the aggregate,     % or more of our Class A common stock (assuming that all outstanding LLC Interests in Brilliant Earth, LLC are redeemed for newly issued shares of our class A common stock on a one-for-one basis), and our Founders shall have the right to designate                  of our directors, or the Founders Directors, which will be the Founders Directors for as long as our Founders directly or indirectly, beneficially owns, in the aggregate,     % or more of our Class A common stock and Class D common stock, combined (assuming that all outstanding LLC Interests are redeemed for newly issued shares of our class A common stock or Class D common stock, on a one-for-one basis). Each of Mainsail and our Founders will also agree to vote, or cause to vote, all of their outstanding shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the Mainsail Directors and Founders Directors. Additionally, pursuant to the Stockholders Agreement, we shall take all commercially reasonable actions to cause (1) the board of directors to be comprised of at least                 directors or such other number of directors as our board of directors may determine; (2) the individuals designated in accordance with the terms of the Stockholders Agreement to be included in the slate of nominees to be elected to the board of directors at the next annual or special meeting of our stockholders at which directors are to be elected and at each annual meeting of our stockholders thereafter at which a director’s term expires; and (3) the individuals designated in accordance with the terms of the Stockholders Agreement to fill the applicable vacancies on the board of directors. The Stockholders Agreement allows for the board of directors to reject the nomination, appointment or election of a particular director if such nomination, appointment or election would constitute a breach of the board of directors’ fiduciary duties to our stockholders or does not otherwise comply with any requirements of our amended and restated certificate of incorporation or our amended and restated bylaws or the charter for, or related guidelines of, the board of directors’ nominating and corporate governance committee. See “Management—Composition of our Board of Directors.”

The Stockholders Agreement will terminate upon the earlier to occur of (i) either Mainsail or our Founders ceasing to own any of our Class A common stock, Class B common stock, Class C common stock or Class D common stock or (ii) as agreed between us and Mainsail and our Founders.

Registration Rights Agreement

We intend to enter into an Registration Rights Agreement with certain of the Continuing Equity Owners in connection with this offering. The Registration Rights Agreement will provide certain of the Continuing Equity Owners with certain “demand” registration rights whereby, at any time after 180 days following our initial public offering and the expiration of any related lock-up period, such Continuing Equity Owners can require us to register under the Securities Act the offer and sale of shares of Class A common stock issuable to them, at our election (determined solely by our independent directors (within the meaning of the rules of the                 ) who are disinterested), upon redemption or exchange of their LLC Interests. The Registration Rights Agreement will also provide for customary “piggyback” registration rights for all parties to the agreement.

Employment Agreements

We intend to enter into an employment agreement with certain of our named executive officers in connection with this offering. See “Executive Compensation.”

Director and Officer Indemnification and Insurance

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Our Policy Regarding Related Party Transactions

Our Board has adopted a written Related Person Transaction Policy and Procedures, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we (including any of our subsidiaries) are, were or will be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person has, had or will have a direct or indirect material interest.

Under the policy, the Company’s legal staff is primarily responsible for developing and implementing processes and procedures to obtain information regarding related persons with respect to potential related person transactions and then determining, based on the facts and circumstances, whether such potential related person transactions do, in fact, constitute related person transactions requiring compliance with the policy. If the Company’s legal staff determines that a transaction or relationship is a related person transaction requiring compliance with the policy, the General Counsel is required to present to the Audit Committee all relevant facts and circumstances relating to the related person transaction. The Audit Committee must review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related person’s interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of the Company’s Code of Business Conduct and Ethics, and either approve or disapprove the related person transaction. If advance Audit Committee approval of a related person transaction requiring the Audit Committee’s approval is not feasible, then the transaction may be preliminarily entered into by management upon prior approval of the transaction by the Chair of the Audit Committee subject to ratification of the transaction by the Audit Committee at the Audit Committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. If a transaction was not initially recognized as a related person, then upon such recognition the transaction will be presented to the Audit Committee for ratification at the Audit Committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. Management will update the Audit Committee as to any material changes to any approved or ratified related person transaction and will provide a status report at least annually of all then current related person transactions. No director may participate in approval of a related person transaction for which he or she is a related person.

The following are certain transactions, arrangements, and relationships with our directors, executive officers, and stockholders owning 5% or more of our outstanding Class A common stock, Class B common stock, Class C common stock or Class D common stock. We believe that the terms of such agreements are as favorable as those we could have obtained from parties not related to us.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock, Class B common stock, and Class C common stock(1) immediately following the consummation of the Transactions (excluding this offering), as described in “Our Organizational Structure” and (2) as adjusted to give effect to this offering, for:

•	each person known by us to beneficially own more than 5% of our Class A common stock, Class B common stock, and Class C common Stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

The numbers of shares of Class A common stock, Class B common stock, and Class C common stock beneficially owned, percentages of beneficial ownership, and percentages of combined voting power before and after this offering that are set forth below are based on (i) the number of shares and LLC Units to be issued and outstanding prior to and after this offering, after giving effect to the reorganization transactions and (ii) an assumed initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). See “Organizational Structure.”

The amounts and percentages of Class A common stock, Class B common stock, and Class C common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated, the address of all listed stockholders is 26 O’Farrell Street, 10th Floor, San Francisco, CA 94108.

Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Class A Common Stock Beneficially Owned(1)						Class B Common Stock Beneficially Owned						Class C Common Stock Beneficially Owned			Combined Voting Power(2)
	After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and this Offering (No Exercise Option)		After Giving Effect to the Transactions and this Offering (With Full Exercise Option)		After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and this Offering (No Exercise Option)			After Giving Effect to the Transactions and this Offering (With Full Exercise Option)	After Giving Effect to the Transactions and Before this Offering	After Giving Effect to the Transactions and this Offering (No Exercise Option)	After Giving Effect to the Transactions and this Offering (With Full Exercise Option)	After Giving Effect to the Transactions and this Offering (No Exercise Option)	After Giving Effect to the Transactions and this Offering (With Full Exercise Option)
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%				%	%
Name of beneficial owner
5% Stockholders
Just Rocks, Inc.(3)
Mainsail(4)
Named Executive Officers and Directors
Beth Gerstein(5)
Eric Grossberg(6)
Jeffrey Kuo(7)
Gavin Turner(8)
Beth Kaplan(9)
Jennifer Harris(10)
All directors, director designees and executive officers as a group (persons)(11)

Represents beneficial ownership of less than 1%.

(1)

Each common unit held by the Continuing Equity Owners is redeemable from time to time at each holder’s option for, at our election (determined solely by our independent directors (within the meaning of the rules of the Securities and Exchange Act) who are disinterested), newly-issued shares of our Class A common stock or Class D common stock, as applicable, on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock, in each case, in accordance with the terms of the Brilliant Earth LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the Securities and Exchange Act) who are disinterested), direct exchange by Brilliant Earth Group, Inc. of such Class A common stock or Class D common stock, or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement.” In these tables, beneficial ownership of LLC Interests has been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Interests may be exchanged.

(2)

Represents the percentage of voting power of our Class A common stock, Class B common stock, and Class C common stock voting as a single class. Each share of Class A common stock entitles the registered holder to one vote per share, each share of Class B common stock entitles the registered holder thereof to one vote per share and each share of Class C common stock entitles the registered holder thereof to ten votes per share on all matters presented to stockholders for a vote generally, including the election of directors. The Class A common stock, Class B common stock, and Class C common stock will vote as a single class on all matters except as required by law or our amended and restated certificate of incorporation. Our Class B common stock, and Class C common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A common stock. See “Description of Capital Stock.”

(3)

Consists of (i)                  Class F units held by Just Rocks, Inc. (“Just Rocks”) that will be converted into an aggregate                  LLC Interests in connection with the Transactions and (ii)                  shares of Class C common stock held by Just Rocks that will be issued in connection with the Transactions. As joint stockholders of Just Rocks, Ms. Gerstein and Mr. Grossberg may be deemed to have shared voting and investment power with respect to such securities. The address for Just Rocks is 26 O’Farrell Street, 10th Floor, San Francisco, CA 94108.

(4)

Consists of (i)                  Class P units held by Mainsail Partners III, L.P. (“MP III”) that will be converted into an aggregate                 LLC Interests in connection with the Transactions, (ii)                 Class B common stock held by MP III that will be issued in connection with the Transactions, (iii)                  Class P units held by Mainsail Inventive Program, LLC (“MIP”) that will be converted into an aggregate                  LLC Interests in connection with the Transactions, (iv)                  Class B common stock held by MIP that will be issued in connection with the Transactions, (v)                 Class P units held by Mainsail Co-Investors III, L.P. (“MCOI”) that will be converted into an aggregate                  LLC Interests in connection with the Transactions, and (vi)                  Class B common stock held by MCOI that will be issued in connection with the Transactions. Mainsail GP III, LLC (“GP III”) is the general partner of MP III. MCOI is a co-investment vehicle that invests alongside MP III. GP III is the general partner of MCOI. Gavin Turner, Christopher Jason Payne and Robert Burlinson comprise the investment committee of GP III and may be deemed to share voting and dispositive power with regard to the securities held by MP III and MCOI. Mainsail Management Company, LLC (“MMC”) is the managing member of MIP. Gavin Turner is sole Manager of MMC and may be deemed to have sole voting and investment power with regard to the securities held by MIP. The address for MP III, MIP, and MCOI is One Front Street, Suite 3000, San Francisco CA, 94111. The address for GP III is 1 Belvedere Drive, Mill Valley, CA 94941.

(5)	Consists of the securities identified in footnote (3) above.
(6)	Consists of the securities identified in footnote (3) above.
(7)

Consists of (i)                  Class M units held by Mr. Kuo that will be converted into an aggregate                  LLC Interests in connection with the Transactions and (ii)                  shares of Class B common stock held by Mr. Kuo that will be issued in connection with the Transaction.

(8)	Consists of the MP III, MIP, and MCOI securities identified in footnote (4) above.
(9)

Consists of (i)                  Class M units held by Ms. Kaplan that will be converted into an aggregate                  LLC Interests in connection with the Transactions and (ii)                  shares of Class B common stock held by Ms. Kaplan that will be issued in connection with the Transaction.

(10)

Consists of (i)                  Class M units held by Ms. Harris that will be converted into an aggregate                  LLC Interests in connection with the Transactions and (ii)                  shares of Class B common stock held by Ms. Harris that will be issued in connection with the Transaction.

(11)

Consists of (i)                  Class M units that will be converted into an aggregate                  LLC Interests in connection with the Transactions, (ii)                  Class P units that will be converted into an aggregate                  LLC Interests in connection with the Transactions, (iii)                 Class F units that will be converted into an aggregate                  LLC Interests in connection with the Transactions, (iv)                  shares of Class B common stock that will be issued in connection with the Transactions and (v)                  shares of Class C common stock that will be issued in connection with the Transactions.

DESCRIPTION OF CAPITAL STOCK

General

Prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:

•	shares of Class A common stock, par value $ per share;

•	shares of Class B common stock, par value $ per share;

•	shares of Class C common stock, par value $ per share;

•	shares of Class D common stock, par value $ per share; and

•	shares of preferred stock, par value $ per share.

We are selling                  shares of Class A common stock in this offering (                 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing                  shares of Class B common stock to the Continuing Equity Owners (excluding our Founders) and                 shares of Class C common stock to our Founders in connection with the Transactions for nominal consideration. Immediately following the Transactions, no shares of Class D common stock will be issued and outstanding.

The following summary describes the material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of shares of our Class A common stock are entitled to receive, on a pro rata basis with shares of Class D common stock, dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock and Class D common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

Each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally.

Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by the Continuing Equity Owners (excluding our Founders) and the number of shares of Class B common stock issued to the Continuing Equity Owners (excluding our Founders). Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Only permitted transferees of LLC Interests held by the Continuing Equity Owners (excluding our Founders) will be permitted transferees of Class B common stock. See “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement.”

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock, Class C common stock, and Class D common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our amended and restated certificate of incorporation described below or as otherwise required by applicable law or the amended and restated certificate of incorporation.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class and Class D common stock voting separately as a class.

Upon the consummation of the Transactions, the Continuing Equity Owners (excluding our Founders) will own, in the aggregate,                  shares of our Class B common stock.

Class C Common Stock

Each share of our Class C common stock entitles its holders to ten votes per share on all matters presented to our stockholders generally.

Shares of Class C common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by our Founders and the number of shares of Class C common stock issued to our Founders. Shares of Class C common stock are transferable only together with an equal number of LLC Interests. Only permitted transferees of LLC Interests held by our Founders will be permitted transferees of Class C common stock. See “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement.”

Holders of our Class C common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation. Additionally, holders of shares of our Class C common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class C common stock. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class C common stock (1) any rights to receive dividends or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class and Class D common stock voting separately as a class.

Upon the consummation of the Transactions, our Founders will own, in the aggregate,                  shares of our Class C common stock.

Class D Common Stock

Each share of our Class D common stock entitles its holders to ten votes per share on all matters presented to our stockholders generally.

Holders of shares of our Class D common stock are entitled to receive, on a pro rata basis with shares of Class A common stock, dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class D common stock and Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Shares of Class D common stock can only be held by our Founders or their Permitted Transferees. If any such shares are transferred to any other person, they will automatically convert into fully paid and non-assessable shares of Class A common stock on a one-to-one basis.

Holders of shares of our Class D common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or the Class D common stock.

Preferred Stock

Upon the consummation of the Transactions and the effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of the Transactions, the total of our authorized shares of preferred stock will be                  shares. Upon the consummation of the Transactions, we will have no shares of preferred stock outstanding.

Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of the Transactions, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Warrants

As of December 31, 2020, there were warrants to purchase up to 358,333 of Class P units. The warrants to purchase Class P units consist of (i) 333,333 warrants issued to Runway Growth Credit Fund Inc. in connect with the Term Loan Agreement, with an exercise price of $5.25 per unit and (ii) 25,000 warrants issued to Runway Growth Credit Fund Inc. in connection with the First Amendment to Term Loan and Security Agreement, with an exercise price of $10.00 per unit.

Registration Rights

We intend to enter into an Registration Rights Agreement with certain of the Continuing Equity Owners in connection with this offering pursuant to which such parties will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Forum Selection

Our amended and restated certificate of incorporation will provide (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore, do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks related to the offering and ownership of our Class A common stock—Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.”

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the consummation of the Transactions, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the                     rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans and, as described under “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement—Agreement in Effect Upon Consummation of the Transactions—Common Unit Redemption Right,” funding of redemptions of LLC Interests. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Our directors may only be removed from our board of directors at any time with or without cause upon the affirmative vote of the holders of capital stock representing a majority of the voting power of our outstanding shares of capital stock entitled to vote thereon; provided, however, that at any time when Mainsail and our Founders beneficially own, in the aggregate, less than the majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, directors may only be removed for cause and only upon the affirmative vote of a majority of the holders of capital stock representing the voting power of our outstanding shares of capital stock entitled to vote thereon. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Board of Directors Vacancies; Size of the Board

Our amended and restated certificate of incorporation will provide that, subject to the rights of the holders of any series of preferred stock to elect directors, vacant directorships, including newly created seats, shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director. Our amended and restated certificate of incorporation will provide that, subject to the rights of the holders of any series of preferred stock to elect directors and the rights granted pursuant to the stockholders agreement, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meetings of Stockholders

Our amended and restated bylaws will provide that, at any time when Mainsail and our Founders beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, our stockholders may take action by consent without a meeting, and at any time when Mainsail and our Founders beneficially own, in the aggregate, less than the majority of the voting power of our outstanding capital stock, our stockholders may not take action by written consent, but may only take action at a meeting of stockholders. Our amended and restated certificate of incorporation will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Executive Chairman of our board of directors, or our Chief Executive Officer, as applicable, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. These provisions will not apply to the parties to each of our Stockholders Agreement so long as each such Stockholders Agreement remains in effect. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the affirmative vote of holders of at least 66% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive forum

Section 203 of the DGCL

We will opt out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the consummation of the Transactions, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the U.S.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Mainsail, any of our directors who are employees of or affiliated with Mainsail, or any director or stockholder who is not employed by us. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, Mainsail, any of our directors who are employees of or affiliated with Mainsail, or any director or stockholder who is not employed by us or our affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, if Mainsail, any of our directors who are employees of or affiliated with Mainsail, or any director or stockholder who is not employed by us acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity, unless such opportunity was expressly offered to them solely in their capacity as a director, executive officer or employee of us or our affiliates. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation unless (1) we would be permitted to undertake such transaction or opportunity in accordance with the amended and restated certificate of incorporation, (2) we, at such time have sufficient financial resources to undertake such transaction or opportunity, (3) we have an interest or expectancy in such transaction or opportunity and (4) such transaction or opportunity would be in the same or similar line of our business in which we are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to an employee director or employee in his or her capacity as a director or employee of Brilliant Earth Group, Inc.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Brilliant Earth Group, Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is                     .

Trading Symbol and Market

We intend to apply to list our Class A common stock on the                      under the symbol “                     .”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon redemption or exchange of LLC Interests of our Continuing Equity Owners), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to apply to have our Class A common stock listed on the                     , we cannot assure you that there will be an active public market for our Class A common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of Class A common stock, assuming the issuance of                  shares of Class A common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                  shares of Class A common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including Rules 144 or 701 under the Securities Act, which are summarized below.

In addition, each common unit held by our Continuing Equity Owners will be redeemable, at the election of each Continuing Equity Owner, for, at our election (determined solely by our independent directors (within the meaning of the rules of the                    ) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for LLC Interest so redeemed, in each case, in accordance with the terms of the Brilliant Earth LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the                     ) who are disinterested), we may effect a direct exchange by Brilliant Earth Group, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Brilliant Earth LLC Agreement.” Upon consummation of the Transactions, our Continuing Equity Owners will hold                      LLC Interests, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into an Registration Rights Agreement with certain of the Original Equity Owners that will require us, subject to customary conditions, to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We, our officers, and directors, and the Original Equity Owners will agree that, without the prior written consent of                 , we and they will not, subject to certain exceptions, during the period ending                  days after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our Class A common stock; or

•

engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to, or which reasonably could be expected to lead to, or result in, a sale, loan, pledge or other disposition of shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock subject to outstanding stock options and

Class A common stock issued or issuable under our 2021 Plan. As of the date of this prospectus stock options covering a total of approximately                  shares of our Class A common stock are intended to be granted to certain of our directors, executive officers and other employees in connection with this offering.

We expect to file the registration statement covering shares offered pursuant to our 2021 Plan shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons holding our Class A common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or certain electing traders in securities that are subject to a mark-to-market method of tax accounting for their securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of an owner of such an entity will depend on the status of the owner, the activities of such entity and certain determinations made at the owner level. Accordingly, entities treated as partnerships for U.S. federal income tax purposes holding our Class A common stock and the owners of such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX

LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is an individual, corporation, estate or trust that is not a “U.S. person.” A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute returns of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder would not be subject to U.S. federal income tax if our common stock was “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition and the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable payor does not have actual knowledge or reason to know the Non-U.S. Holder is a U.S. person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable payor receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the U.S. generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified U.S. persons” or “U.S. owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

If withholding under FATCA is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Jefferies LLC, and Cowen and Company, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Jefferies LLC
Cowen and Company, LLC

Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the U.S. may be made by affiliates of the underwriters.

The underwriters have an option to buy up to          additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing, and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for certain expenses of approximately $         in connection with the qualification of the offering of the Class A common stock with the Financial Industry Regulatory Authority, Inc.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of any class of common stock or any securities convertible into or exercisable or exchangeable for any class of common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

Our directors and executive officers, and substantially all of our stockholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock, Class B common stock, Class C common stock, and Class D common stock (collectively, the “Common Stock”) or any securities convertible into or exercisable or exchangeable for our Common Stock (including, without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the Common Stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions.

J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our Class A common stock approved for listing/quotation on                  under the symbol “            ”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                 , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters.

In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

General

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or be caused to be communicated (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

No offer of securities which are the subject of the offering contemplated by this prospectus may be made to the public in the United Kingdom, other than:

•	at any time to any legal entity which is a “qualified investor” as defined in Article 2 of the UK Prospectus Regulation;

•

at any time to fewer than 150 natural or legal persons (other than “qualified investors” as defined in Article 2 of the UK Prospectus Regulation) in the United Kingdom subject to obtaining the prior consent of the underwriters; or

•	at any time in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of securities referred to above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression “an offer of securities to the public” in relation to any securities means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.”

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no offer of securities which are the subject of the offering contemplated by this prospectus may be made to the public in that Relevant State, other than:

•	at any time to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•	at any time to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

•	at any time in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities referred to above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre (the “DIFC”), this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC. Notice to prospective investors in the United Arab Emirates.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of sale of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold, and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Davis Polk & Wardwell LLP, New York, New York has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The financial statement of Brilliant Earth Group, Inc. as of June 3, 2021 and the financial statements of Brilliant Earth, LLC as of December 31, 2020 and 2019 and for the years then ended included in this prospectus and in the registration statement have been so included in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.brilliantearth.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors

Brilliant Earth Group, Inc.

San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Brilliant Earth Group, Inc. (the “Company”) as of June 3, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 3, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit, which are less restrictive than the rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2021.

Denver, Colorado

June 11, 2021

Brilliant Earth Group, Inc.

BALANCE SHEET

June 3, 2021
Assets
Cash	$0.01

Total assets	$0.01

Stockholder’s equity
Common stock, par value $ 0.0001 per share, 100 shares authorized, issued, and outstanding	$0.01

Total stockholder’s equity	$0.01

The accompanying notes are an integral part of this balance sheet

Note 1 Organization

Brilliant Earth Group, Inc. (the “Corporation”) was organized as a Delaware corporation on June 2, 2021, with a fiscal year end of December 31. Pursuant to a reorganization, the Corporation will become a holding company, and its principal asset will be a controlling equity interest in Brilliant Earth, LLC.

The Corporation will be the sole managing member of Brilliant Earth, LLC and will control all of the businesses and affairs of Brilliant Earth, LLC.

Note 2 Summary of Significant Accounting Policies

Basis of Accounting

The balance sheet has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Separate statements of operations, changes in stockholder’s equity and cash flows have not been presented because there have been no activities in this entity or because the single transaction is fully disclosed below.

Income Taxes

The Company is treated as a subchapter C corporation and, therefore, is subject to both federal and state income taxes. Brilliant Earth, LLC continues to be recognized as a limited liability company, a pass-through entity for income tax purposes; accordingly, the Company will be subject to income taxes on its allocable share of Brilliant Earth, LLC’s taxable income or losses.

Note 3 Stockholder’s Equity

On June 2, 2021, the Company was authorized to issue 100 shares of common stock, $0.0001 par value. On June 3, 2021, the Company issued 100 shares of common stock for $0.01, all of which were acquired by the Company’s General Counsel.

Note 4 Subsequent Events

The Company has evaluated subsequent events through June 11, 2021, the date on which the balance sheet was available for issuance, and is not aware of any subsequent events that would require recognition or disclosure in the balance sheet.

Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers

Brilliant Earth, LLC

San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Brilliant Earth, LLC (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, redeemable convertible preferred units and members’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit, which are less restrictive than the rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2021.

Denver, Colorado

June 9, 2021

Brilliant Earth, LLC

BALANCE SHEETS

(In thousands except unit amounts)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$66,269	$40,394
Restricted cash	205	204
Inventories, net	13,559	10,807
Prepaid expenses and other current assets	2,939	2,264

Total current assets	82,972	53,669
Property and equipment, net	1,986	2,004
Other assets	258	252

Total assets	$85,216	$55,925

Liabilities, redeemable convertible preferred units and members’ deficit
Current liabilities:
Accounts payable	$10,972	$10,766
Accrued expenses and other current liabilities	16,961	12,750
Current portion of deferred revenue	10,775	8,448

Total current liabilities	38,708	31,964

Long-term debt, net of debt issuance costs	62,211	32,654
Long-term deferred revenue	179	141
Deferred rent	662	634
Warrant liability	84	83
Other long-term liabilities	2,440	1,139

Total liabilities	104,284	66,615

Commitments and contingencies (Note 10)

Redeemable convertible preferred units (Class P Units) - 17,380,953 units authorized, and 17,000,000 issued and outstanding at December 31, 2020 and 2019	66,327	80,829

Members’ deficit
Class F Units - 26,900,953 units authorized, 26,520,000 issued and outstanding at December 31, 2020 and 2019	(85,695)	(91,773)
Class M Units - 2,615,729 and 1,813,333 units authorized, 1,430,986 and 1,332,395 issued and outstanding at December 31, 2020 and 2019, respectively	300	254

Total members’ deficit	(85,395)	(91,519)

Total liabilities, redeemable convertible preferred units and members’ deficit	$85,216	$55,925

The accompanying notes are an integral part of these financial statements.

Brilliant Earth, LLC

STATEMENTS OF OPERATIONS

(In thousands)

	Year ended December 31,
	2020	2019

Net sales	$251,820	$201,343
Cost of sales	139,518	116,421

Gross profit	112,302	84,922
Operating expenses:
Selling, general and administrative	85,710	90,317

Income (loss) from operations	26,592	(5,395)
Interest expense	(4,942)	(2,257)
Other expense, net	(74)	(126)

Net income (loss)	$21,576	$(7,778)

The accompanying notes are an integral part of these financial statements.

Brilliant Earth, LLC

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED UNITS AND MEMBERS’ DEFICIT

(In thousands except unit amounts)

	Class P		Class F		Class M
	Units	Amounts	Units	Amounts	Units	Amounts	Total Members’ Deficit
Balance, January 1, 2019	17,000,000	$62,579	26,520,000	$(65,745)	1,229,305	$211	$(65,534)
Vested Class M Units	—	—	—	—	103,090	—	—
Equity-based compensation	—	—	—	—	—	43	43
Net income (loss)	—	—	—	(7,778)	—	—	(7,778)
Adjustment of redeemable convertible preferred units to redemption value	—	18,250	—	(18,250)	—	—	(18,250)

Balance, December 31, 2019	17,000,000	80,829	26,520,000	(91,773)	1,332,395	254	(91,519)
Special distribution to members	—	(10,000)	—	(20,000)	—	—	(20,000)
Vested Class M Units	—	—	—	—	98,591	—	—
Equity-based compensation	—	—	—	—	—	46	46
Net income (loss)	—	3,997	—	17,579	—	—	17,579
Adjustment of redeemable convertible preferred units to redemption value	—	(8,499)	—	8,499	—	—	8,499

Balance, December 31, 2020	17,000,000	$66,327	26,520,000	$(85,695)	1,430,986	$300	$(85,395)

The accompanying notes are an integral part of the financial statements.

Brilliant Earth, LLC

STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2020	2019
Operating activities
Net income (loss)	$21,576	$(7,778)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	646	622
Provision for inventory obsolescence	73	24
Equity-based compensation expense	46	43
Loss on disposal of assets	45	—
Amortization of debt issuance costs	1,121	292
Changes in assets and liabilities:
Inventories	(2,825)	(2,426)
Prepaid expenses and other current assets	(675)	(1,041)
Other assets	(6)	(38)
Accounts payable	134	3,766
Accrued expenses and other current liabilities	4,195	4,731
Deferred revenue	2,365	2,431
Deferred rent	28	(59)

Net cash provided by operating activities	26,723	567

Investing activities
Purchases of property and equipment	(584)	(678)

Net cash used in investing activities	(584)	(678)

Financing activities
Special distributions to members	(30,000)	—
Proceeds received from term loan	30,000	35,000
Payments of debt issuance costs	(263)	(1,397)
Borrowings from PPP loan	2,657	—
Repayments on PPP loan	(2,657)	—
Repayments of related party loan	—	(11,000)

Net cash (used in) provided by financing activities	(263)	22,603

Net increase in cash, cash equivalents and restricted cash	25,876	22,492
Cash, cash equivalents and restricted cash at beginning of year	40,598	18,106

Cash, cash equivalents and restricted cash at end of year	$66,474	$40,598

Non-cash investing and financing activities
Adjustment of redeemable convertible preferred units to redemption value	$(8,499)	$18,250
Debt issuance costs capitalized to principal of long-term debt	1,302	1,139
Purchases of property and equipment included in accounts payable and accrued liabilities	89	42
Issuance of warrants	1	83
Supplemental information
Cash paid for interest	$3,722	$1,804

The accompanying notes are an integral part of the financial statements.

Note 1 Description of the Company and Summary of Significant Accounting Policies

The Business

Brilliant Earth, LLC (the “Company”), a Delaware limited liability company, designs, procures and sells ethically-sourced diamonds, gemstones and jewelry online and through showrooms operated in San Francisco, Los Angeles, Boston, Chicago, San Diego, Washington DC, Denver, Philadelphia and Atlanta. The Company is co-headquartered in San Francisco, California and Denver, Colorado, and was incorporated in Delaware on August 25, 2005, and subsequently converted to its current limited liability company status on November 29, 2012.

The Company operates in one operating and reporting segment, retail sale of diamonds, gemstones and jewelry. Over 90% of sales are to customers in the United States (“U.S.”); sales to non-U.S. customers immediately settle in U.S. dollars and no cash balances are carried in foreign currencies. Through the end of 2020, the Company’s chief operating decision maker (“CODM”) were the two co-chief executive officers (“CEOs”), who reviewed financial information for the purposes of making operating decisions, assessing financial performance and allocating resources. In the first quarter of 2021, the Company designated a sole CEO, who then became the Company’s CODM.

The Company’s Limited Liability Company Agreement, including any subsequent amendments (the “LLC Agreement”), provides that obligations and liabilities of the Company shall be solely the debts, expenses, obligations and liabilities of the Company, and no Member or Manager shall be obligated personally for any such debt, expense, and obligation. The Company shall continue in existence perpetually until terminated and liquidated by the Board of Managers in compliance with the provisions of the LLC Agreement.

Risks and Uncertainties – COVID-19

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a global pandemic based on the spread of the virus worldwide, including to the U.S., where the Company’s principal operations occur.

On March 16, 2020, the Company temporarily closed its showrooms to the public, but continued to fulfill orders during this period of time. COVID-19 also temporarily disrupted the Company’s supply chain operations resulting in some delays to jewelry production and delivery timelines in 2020. While the Company re-opened all of its showrooms to the public in 2020, the Company’s operations are still subject to local or regional public health orders that could include temporary government-mandated closures which may impact the Company’s showrooms or other operations.

The Company’s financial performance was adversely impacted by COVID-19 in 2020. The COVID-19 pandemic remains ongoing and the potential duration and magnitude of the pandemic’s future impact on the jewelry industry and on the Company’s operations and supply chain remains unknown and depends on factors outside of the Company’s control including the duration and intensity of the pandemic, the availability and efficacy of treatments and vaccines, and the impact of COVID-19 on financial markets, industry supply chains and consumer behavior. The potential impact of these factors on the Company’s future liquidity, financial condition and results of operations cannot be estimated.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law in response to the COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. The Company has not participated in any such measures, other than obtaining a U.S. Small Business Administration Paycheck Protection Program Loan (“PPP Loan”) under the CARES Act, which was fully repaid in December 2020. See Note 7, Long-Term Debt, for further discussion.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Some of the more significant estimates include the allowance for sales returns, inventory valuation, useful lives and depreciation of long-lived assets, fair value of equity-based compensation and warrants and redemption value of the redeemable convertible preferred units (“Class P Units”). Actual results could differ materially from those estimates. On an ongoing basis, the Company reviews its estimates to ensure that they appropriately reflect changes in its business or new information available.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP prescribes three levels of inputs that may be used to measure fair value:

Level 1	—	Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2	—	Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not in active markets; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from, or corroborated by, observable market data by correlation or other means.

Level 3	—	Valuation techniques with significant unobservable market inputs.

The Company is required to disclose its estimate of the fair value of material financial instruments, including those recorded as assets or liabilities in its financial statements, in accordance with GAAP.

The Company adopted Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, as of January 1, 2020 which only impacts disclosure. The guidance on fair value disclosures eliminates the following requirements for all entities: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the entity’s policy for the timing of transfers between levels of the fair value hierarchy, and the entity’s valuation processes for Level 3 fair value measurements. For derivative instruments and certain other assets and liabilities, entities are permitted to disclose other quantitative information such as the median or arithmetic average if doing so provides a more reasonable and rational reflection of the distribution of unobservable inputs than the weighted average. An entity that discloses other quantitative information will not have to disclose its reason for omitting the weighted average.

At December 31, 2020 and 2019, Class P Units and warrants on Class P Units were the only financial instruments (assets or liabilities) measured at fair value on a recurring basis.

The carrying amounts of cash and cash equivalents, restricted cash, accounts payable and accrued expenses and other current liabilities approximate fair value due to their short-term maturities and were classified as Level 1. The carrying value of long-term debt, net of debt issuance costs, also approximates its fair value, which has been estimated by management based on the consideration of applicable interest rates (including certain instruments at variable or floating rates) and were classified as Level 2. As further discussed in Note 8, Members Units Including Redeemable, Convertible Class P Units, and 401K Plan, Class P Units, Class P warrants and Class M Units granted as equity compensation were also classified as Level 3.

Concentration of Risk

The Company maintains the majority of its cash and cash equivalents in accounts with major financial institutions within the U.S. in the form of demand deposits, money market accounts, and time deposits. Deposits in these institutions may exceed the amounts of insurance provided, or deposits may not be covered by insurance. The Company has not experienced losses on its deposits of cash and cash equivalents.

The Company’s ability to procure diamonds, gemstones and to produce jewelry is dependent on its relationships with various suppliers. No supplier accounted for more than 10% of inventory purchases in a given year during the years ended December 31, 2020 and 2019.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income may include unrealized gain (loss) on available for sale securities, foreign currency items, and minimum pension liability adjustments. The Company did not have components of other comprehensive income. As a result, comprehensive income is the same as net income.

Cash and Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less and deposits in transit from banks for payments related to third-party credit and debit card transactions to be cash equivalents. Credit and debit card transactions are short-term, highly liquid in nature.

Included in cash equivalents are certificates of deposit totaling $2,500 and $20.0 million for the years ended December 31, 2020 and 2019, respectively. The certificates bear interest ranging from 0.02% to 0.74% and have maturities ranging from one to three months, with penalties for early withdrawal. Any penalties for early withdrawal would not have a material effect on the financial statements.

Restricted cash pertains to funds of $0.2 million securing a letter of credit related to a lease at one of the Company’s showroom locations. See Note 10, Commitments and Contingencies, for further discussion.

The following table provides a reconciliation of cash and cash equivalents, and restricted cash from the balance sheets to the statements of cash flows for the years ended December 31, 2020, and 2019 (in thousands):

	December 31,
	2020	2019
Cash and cash equivalents	$66,269	$40,394
Restricted cash	205	204

Total	$66,474	$40,598

Inventories, net

The Company’s diamond, gemstone and jewelry inventories are primarily held for resale and valued at the lower of cost or net realizable value. Cost is primarily determined using the weighted average cost on a first-in, first-out (“FIFO”) basis for all inventories, except for unique inventory SKUs (principally independently graded diamonds), where cost is determined using specific identification. Net realizable value is defined as estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

Inventory reserves are recorded for obsolete, slow-moving or defective items and shrinkage. Inventory reserves are calculated as the difference between the cost of inventory and its estimated market value based on factors such as current and anticipated demand, customer preferences and fashion trends, management strategy and market conditions. Due to the Company’s inventory principally consisting of diamonds, gemstones and fine jewelry, the age of the inventories has limited impact on the estimated market value. The Company’s diamonds and gemstones do not degrade in quality over time and diamond and gemstone inventory generally consists of the diamond and gemstone shapes and sizes commonly used in the jewelry industry. Product obsolescence is closely monitored and reviewed by management on an ongoing basis.

The write-downs for inventory obsolescence recorded for the years ended December 31, 2020 and 2019 were not material to the financial statements.

Property and Equipment, Capitalized Software and Website Development and Impairment Tests for Long-Lived Assets

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance costs are expensed as incurred. Depreciation expense is calculated on a straight-line basis over the estimated useful lives of the related assets. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the related gain or loss is reported in the accompanying statements of operations. Estimated useful lives by major asset category are as follows:

Asset	Life (in years)
Computer equipment	3
Equipment	5-7
Furniture and fixtures	7
Software and website	3
Leasehold improvements	Shorter of lease term or 10 years

The Company capitalizes costs of initial development of internal-use software and its website, and amortizes such costs on a straight-line basis over the estimated useful life of the software, which is generally three years, once it is available for use. Costs related to the ongoing maintenance of internal-use software and the website are expensed as incurred.

The Company reviews the carrying value of its long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the assets, less estimated future cash outflows, are less than the carrying amount, an impairment loss would be recognized. No impairment losses have been recognized for the two years ended December 31, 2020.

Leases

Assets under lease agreements are accounted for under Accounting Standards Codification (“ASC”) 840, Leases, and are reviewed for capital or operating classification at their inception. The Company’s leases are classified as operating leases under ASC 840 which are recognized as an expense on a straight-line basis over the lease term. In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability and recognized as a reduction of the rental expense on a straight-line basis.

Warrants Issued in Connection with Financings

Warrants issued in connection with debt and equity financings are generally accounted for as a component of equity unless the warrants include a conditional obligation to issue a variable number of units among other conditions or there is a deemed possibility that the Company may need to settle the warrants in cash, in which case they are accounted for as non-current liabilities in the accompanying balance sheets.

Debt Issuance Costs

Direct costs incurred on borrowings are capitalized and amortized to interest expense over the contractual term of the related loan using the effective interest method. See Note 7, Long-Term Debt, for further discussion. If the terms of a financing obligation are amended and accounted for as a debt modification by the Company, fees incurred directly with the lending institution are capitalized and amortized over the remaining contractual term using the effective method. Fees incurred with other parties are expensed as incurred.

Revenue Recognition

Net sales primarily consist of revenue from diamond, gemstone and jewelry retail sales and payment is required in full prior to order fulfillment. Delivery is determined to be the time of pickup for orders picked up in showrooms, and for shipped orders, typically within one to two business days after shipment. Credit is not extended to customers except through third-party credit cards or financing offerings. A return policy of 30 days from when the item is picked up or ready for shipment is typically provided; one complimentary resizing for standard ring styles is offered within 60 days of when an order is available for shipment or pickup; a lifetime manufacturing warranty is provided on all jewelry, with the exception of estate and vintage jewelry and center diamonds/gemstones; and a lifetime diamond upgrade program is included on all independently graded natural diamonds. The complimentary resizing, lifetime manufacturing warranty claims and lifetime diamond upgrades have not historically been material. A three-year extended service plan, which provides full inspection, cleaning and certain repairs due to normal wear, is offered for an additional charge.

The following table discloses the Company’s total net sales by geography (in thousands):

Sales by geography:
	For the years ended December 31,
	2020	2019
United States	$233,169	$186,528
International	18,651	14,815

Total net sales	$251,820	$201,343

Revenue Recognition

The Company accounts for revenue recognition in accordance with Financial Accounting Standards Board (“FASB”) ASC 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company is required to recognize revenue from customers as control of the promised goods is transferred to customers, which generally occurs upon delivery if the order is shipped, or at the time the customer picks up the completed product at a showroom. Revenue arrangements generally have one performance obligation and are reported net of estimated sales returns and allowances which are determined based on historical product return rates and current economic conditions. The Company also offers a three-year extended service, which gives rise to an additional performance obligation, when purchased by the customer, that is recognized over the course of the service plan. Additionally, sales taxes are collected and remitted to taxing authorities, and the Company has elected to exclude sales taxes from revenues recognized under ASC 606.

Contract Balances

In transactions where payment has been received from customers, but control has not transferred, the Company records these transactions as customer deposits in deferred revenue and defers revenue recognition until delivery has occurred. Deferred revenue also includes revenue deferred on the Company’s three-year extended service plan that customers have elected to purchase. As of December 31, 2020 and 2019, total deferred revenue was $11.0 million and $8.6 million, respectively. During the years ended December 31, 2020 and 2019, the Company recognized $8.1 million and $5.9 million, respectively, of revenue that was deferred as of the last day of the respective prior year.

Sales Returns and Allowances

The Company maintains a returns asset account and a refund liabilities account to record the effects of its estimated product returns and sales returns allowance. The Company’s returns asset and refund liabilities are updated at the end of each financial reporting period and the effect of such changes are accounted for in the period in which such changes occur.

The Company estimates anticipated product returns in the form of a refund liability based on historical return percentages and current period sales levels. The Company also accrues a related returns asset for goods expected to be returned in salable condition, less any expected costs to recover such goods, including return shipping costs that the Company may incur.

As of December 31, 2020 and 2019, the Company’s refund liabilities balances were $2.3 million and $1.3 million, respectively, and are included as a provision for sales returns and allowances within accrued expenses and other current liabilities in the accompanying balance sheets. As of December 31, 2020 and 2019, the Company’s returns asset balances were $1.2 million and $0.7 million, respectively, and are included within prepaid expenses and other current assets in the accompanying balance sheets.

See Note 4, Accrued Expenses and Other Current Liabilities, for further discussion on the provision for sales returns and allowances.

Fulfillment Costs

The Company generally does not bill customers separately for shipping and handling charges. Any fulfillment costs incurred by the Company when shipping to customers is reflected in cost of sales in the accompanying statements of operations.

Consignment Inventory Sales

The Company accounts for sales of consignment inventory on a gross sales basis as control of the merchandise is maintained by the Company through the point of sale. The Company also provides independent advice, guidance and after-sales service to customers. Consigned products are selected at the discretion of the Company, and the determination of the selling price as well as responsibility of the physical security of the products is maintained by the Company. The products sold from consignment inventory are similar in nature to other products that the Company sells to customers and are sold on the same terms.

Cost of Sales

The Company purchases diamonds and gemstones from suppliers and utilizes third-party manufacturing suppliers for the production and assembly of substantially all jewelry sold by the Company. Cost of sales includes merchandise costs, inbound freight charges, costs of shipping orders to customers, costs and reserves for disposal of obsolete, slow-moving or defective items and shrinkage.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of marketing, advertising and promotional expenses, payroll and related benefit costs for the Company’s employees, including equity-based compensation expense, merchant processing fees, certain facility-related costs, customer service, technology and depreciation expenses, as well as professional fees and other general corporate expenses.

Marketing, advertising and promotional costs are expensed as incurred and totaled approximately $47.1 million and $57.1 million for the years ended December 31, 2020 and 2019, respectively.

Foreign Currency Transactions

Gains or losses resulting from foreign currency transactions are included within other expense, net in the accompanying statements of operations. For the years ended December 31, 2020 and 2019, gains or losses from foreign currency transactions were insignificant.

Equity-Based Compensation

The LLC Agreement provides for the issuance of equity designated as Class M Units (“Class M Units”), which are profit interests, and granted to certain employees at the Company’s discretion without consideration. Rights to the Class M Units are subject to vesting provisions. Accordingly, the accounting guidance set forth in ASC 718, Compensation – Stock Compensation, has been used in accounting for these units, as these units are similar to the awards commonly called “restricted stock units” in a corporate legal structure.

The compensation cost for Class M Units is measured as of the grant date based on the fair value of the award and is expensed ratably over the requisite service period of the award, which is typically the vesting period. The Company has elected to account for forfeitures when they occur, and any compensation expense previously recognized on unvested units is reversed when forfeited.

The fair value of grants of restricted Class M Units is determined by management based on the fair value of an unrestricted Class M Unit underlying the award determined by considering a number of objective, subjective and highly complex factors including independent third-party valuations of the Company’s common units, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook among other factors.

Member Units

Member units are assessed at issuance or when the terms are changed or modified for classification (as liabilities, temporary equity, or permanent equity), and for embedded conversion and redemption features requiring bifurcation. The Class F Units (“Class F Units”) and Class M Units meet the criteria for classification as permanent equity. As discussed in Note 8, Members Units Including Redeemable, Convertible Class P Units, and 401K Plan, the Class P Units are classified as temporary equity and adjusted each reporting period to their redemption value.

Under the LLC Agreement, the holder of any Class P Unit has the right at any time, at such holder’s option, to convert any such Class P Unit into Class F Units on a one-to-one basis. Included in the conversion formula is a down round feature which provides the P Unitholder with protection if at any time after the original issuance of the Class P Units, the Company shall issue any Class F or Class M Units, for a consideration per unit less than the applicable conversion price in effect immediately prior to the issuance of such Class F or Class M Units, such Conversion Price shall be decreased based on a formula as described. The embedded conversion feature including down round protection qualifies for an exception under the derivative rules for bifurcation and all proceeds from issuance are allocated to the P Units.

Distributions to Members

The LLC Agreement provides for the distribution of cash in defined amounts sufficient to fund member income tax liabilities.

Income Taxes

The Company files federal income tax returns and income or gross receipts tax returns in certain states and municipalities. The Company is classified and taxed as a partnership for federal income tax purposes; accordingly, all taxable income, losses, deductions and credits are allocated to the members who are responsible for the payment of taxes thereon. Therefore, no provision has been made for federal income taxes. The Company does incur certain state franchise and gross receipts taxes which the Company includes in selling, general and administrative expense in the accompanying statements of operations. Although the Company is not subject to income taxation directly, its tax filings are subject to examination by U.S. federal, state and local taxing authorities for various time periods based upon the regulations of each taxing authority.

The Company may recognize an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. Management evaluated the Company’s tax positions for all open tax years and believes it has no material uncertain tax positions and has recorded no material related interest or penalties for any tax-related reason for the years ended December 31, 2020 and 2019. In the event of tax-related interest or penalties, the Company records these expenses within selling, general and administrative expenses in the accompanying statements of operations.

Note 2 Recent Accounting Pronouncements

In February 2016, and subsequently amended, the FASB issued ASU 2016-02, Leases, which requires lessees to recognize a right-of-use asset and lease liability in the accompanying balance sheets for leases classified as operating leases. For leases with a term of twelve months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize a right-of-use asset and lease liability. Additionally, when measuring assets and liabilities arising from a lease, optional payments should be included only if the lessee is reasonably certain to exercise an option to extend the lease, exercise a purchase option, or not exercise an option to terminate the lease. A right-of-use asset represents an entity’s right to use the underlying asset for the lease term, and a lease liability represents an entity’s obligation to make lease payments. Previously, an asset and liability only were recorded for leases classified as capital leases (financing leases). The measurement, recognition, and presentation of expenses and cash flows arising from leases by a lessee remains the same. ASU 2016-02 became effective for non-public companies’ annual periods beginning after December 15, 2020; however, ASU 2020-05 issued in June 2020 allows such companies to defer the leasing standard requirement until fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact the adoption will have on its accompanying financial statements, in which it would record the present value of future minimum lease payments presented in Note 6, Leases, as a right of use asset and lease liability subject to elections upon adoption and related available practical expedients.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326), with additional amendments issued subsequently. Topic 326 changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. Topic 326 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of Topic 326 but does not expect the adoption of the standard to have a material impact on its accompanying financial statements.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The intent of the standard is to reduce diversity in practice in accounting for the costs of implementing cloud computing arrangements that are service contracts. Under the new standard, entities will be required to apply the accounting guidance as prescribed by ASC 350-40, Internal Use Software, in determining which implementation costs should be capitalized as assets or expensed as incurred. The internal-use software guidance requires the capitalization of certain costs incurred during the application development stage of an internal-use software project, while requiring companies to expense all costs incurred during preliminary project and post-implementation project stages. The standard may be applied either prospectively to all implementation costs incurred after the adoption date or retrospectively. ASU 2018-15 is effective for the Company beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the adoption approach and assessing the potential effects of adopting ASU 2018-15 on its accompanying financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference the London Inter-bank offered rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The Company is continuing to evaluate the provisions of ASU 2020–04 and the impacts of transitioning to an alternative rate.

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40), which removes certain separation models for convertible debt instruments and convertible preferred stock that require the separation of a convertible debt instrument into a debt component and an equity or derivative component. The ASU also expands disclosure requirements for convertible instruments and simplifies areas of the guidance for diluted earnings-per-share calculations that are impacted by the amendments. ASU 2020-06 is effective for the Company beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the adoption approach and assessing the potential effects of adopting ASU 2020-06 on its accompanying financial statements.

Note 3 Inventories, Net

Inventories, net consist of the following (in thousands):

	December 31,
	2020	2019
Loose diamonds	$4,938	$4,477
Fine jewelry and other	8,863	6,499
Allowance for inventory obsolescence	(242)	(169)

Total inventories, net	$13,559	$10,807

The allowance for inventory obsolescence consists of the following (in thousands):

	December 31,
	2020	2019
Balance at beginning of year	$(169)	$(145)
Allowance for inventory obsolescence	(73)	(24)

Balance at end of year	$(242)	$(169)

For the years ended December 31, 2020 and 2019, provisions for inventory obsolescence included in cost of sales in the accompanying statements of operations were $0.1 million and $24,000, respectively.

As of December 31, 2020 and 2019, the Company had $11.7 million and $5.7 million in consigned inventory held on behalf of the Company’s suppliers, respectively, which is not recorded in the accompanying balance sheets.

Note 4 Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2020	2019
Accrued vendor expenses	$5,409	$5,511
Inventory received not billed	3,893	1,806
Sales and other tax payable accrual	2,455	1,924
Provision for sales returns and allowances	2,341	1,339
Other	2,863	2,170

Total accrued expenses and other current liabilities	$16,961	$12,750

Included in accrued expenses and other current liabilities is an allowance for sales returns and allowances. Returns are estimated based on past experience and current expectations and are recorded as an adjustment to revenue. Activity during each year was as follows (in thousands):

	December 31,
	2020	2019
Balance at beginning of year	$1,339	$448
Provision	16,712	13,346
Returns and allowances	(15,710)	(12,455)

Balance at end of year	$2,341	$1,339

Note 5 Property and Equipment, Net

Property and equipment, net, consist of the following (in thousands):

	December 31,
	2020	2019
Computer equipment	$159	$445
Equipment	351	368
Furniture and fixtures	311	320
Software and website	29	257
Leasehold improvements	3,285	2,881
Construction in progress	159	38

Gross property and equipment	4,294	4,309
Less: accumulated depreciation	(2,308)	(2,305)

Total property and equipment, net	$1,986	$2,004

Total depreciation expense was approximately $0.6 million for each of the years ended December 31, 2020 and 2019.

As of December 31, 2020, no events or changes in circumstance have been identified that would indicate the carrying value of long-lived assets is not recoverable.

Note 6 Leases

The Company leases its showrooms and headquarters office space under operating leases. The fixed, non-cancelable terms of our real estate leases are generally 5-7 years and typically include renewal options. Most of the real estate leases require payment of real estate taxes, insurance and certain common area maintenance costs in addition to future minimum lease payments.

As of December 31, 2020, no renewal option periods were included in any estimated minimum lease terms as the options were not deemed to be reasonably certain to be exercised. The depreciable life of assets under lease and leasehold improvements are limited by the expected lease term. None of the lease agreements include variable rental payments based on showroom sales or are adjusted periodically for inflation based on an index rate.

For the years ended December 31, 2020 and 2019, total operating lease expense was $2.5 million and $1.9 million, respectively, which is recorded in selling, general and administrative expenses included in the accompanying statements of operations.

The aggregate future minimum lease payments under long-term non-cancelable operating leases as of December 31, 2020 are as follows (in thousands):

Amount
Years ending December 31,
2021	$1,812
2022	1,202
2023	1,010
2024	530
2025	366
Thereafter	633

Total minimum lease payments	$5,553

Note 7 Long-Term Debt

Term Loan – 2019 Original Agreement

The Company entered into a Loan and Security Agreement (the “Term Loan Agreement”) on September 30, 2019 with Runway Growth Credit Fund Inc. (the “Lender”) for a $40.0 million term loan, of which $35.0 million was defined as the First Tranche Term Loan and $5.0 million was the Second Tranche Term Loan. The $35.0 million First Tranche Term Loan was drawn on September 30, 2019; the additional $5.0 million was available at the Company’s option through March 31, 2021 if the Company met certain performance milestones.

The Term Loan (the “Term Loan”) under the Term Loan Agreement was interest only through October 15, 2021 (first scheduled amortization payment) after which equal monthly payments of principal were due through April 15, 2023 (maturity date) unless extended to October 15, 2023 if the Company met certain performance milestones. Interest was at a variable rate equal to LIBOR plus 8.25%, unless LIBOR becomes no longer attainable or ceases to accurately or fairly cover or reflect the costs of the lender, in which case the applicable interest rate shall be Prime Rate plus 5.40%.

The Term Loan was secured by substantially all assets of the Company, and the Company is required to comply with certain covenants, including a covenant that requires the Company to reach certain minimum liquidity requirements of cash and cash equivalents as defined in the Term Loan Agreement. Prepayment fees of 3.00% declining to 0.00% were provided based on the anniversary date of payment.

Debt issuance costs totaled $2.6 million and are being amortized to interest expense in the accompanying statements of operations as an adjustment to yield using the effective interest method. Included in the debt issuance costs is the present value of a $1.6 million final payment due on April 15, 2023 (the “Final Payment”) which is being accreted to full value as an adjustment to the interest rate.

In connection with the entrance into the Term Loan Agreement, a warrant for 333,333 Class P LLC Units, equal to 5.00% of the aggregate original principal amount of the Term Loan, divided by the warrant exercise price, was issued to the Lender at the time the proceeds of the loan were drawn, exercisable at any time by the holder in whole or in part with a term of 10 years from the issue date, at an exercise price of $5.25. The warrant can be gross settled, or net settled but only in net units. The fair value of the warrant was $83,000 at the time of issuance which was accounted for as a debt origination cost (contra-liability). The warrant has been classified as a liability as further discussed in Note 8, Members Units Including Redeemable, Convertible Class P Units, and 401K Plan.

The Lender also has a right to invest as is necessary for it to maintain the same percentage ownership of the Company’s equity interest on a fully diluted basis, in any next round on the same terms, conditions and same pricing as offered to the lead investor in the applicable next round.

The effective interest rate was 11.90% for 2019. The Company was in compliance with all covenants as of December 31, 2019.

2020 Term Loan – Amendment

On December 17, 2020, the Company entered into a First Amendment to the Term Loan and Security Agreement with the Lender (the “First Amendment”) to expand the Second Tranche Term Loan from $5.0 million to $30.0 million for a total commitment of $65.0 million. Up to $30.0 million of the proceeds from the Second Tranche Term Loan could be distributed to the holders of the equity interests within 90 days of closing. Other modifications in the First Amendment include:

•	Closing fee of $0.3 million related to this new facility;

•	Reduction in the LIBOR Floor on the entire facility from 2.15% to 1.00% (effective interest rate reduced from 10.40% to 9.25% based on LIBOR);

•	Extension of the maturity to October 15, 2023;

•	Extension of the interest-only period by six months (first scheduled amortization payment on April 15, 2022);

•	Allowance of quarterly tax distributions to members;

•	Extension of the prepayment term trigger dates by six months;

•

Modification of the Final Payment, as defined, to include the present value of an additional $1.4 million, which represents the incremental increase in the Final Payment due to the increase in the Term Loan principal, and an additional $0.2 million, which are included in the debt issuance costs and are being accreted to full value as an adjustment to the interest rate;

•

Issuance of 25,000 new warrants to the Lender with an exercise price of $10.00 per Unit with a term of ten years. These warrants were accounted for using a similar methodology to the valuation of the original warrants discussed above, and the fair value was determined to be $250.

The Company accounted for the First Amendment as a debt modification as the present value of the cash flows under the new amendment terms were less than 10% different from the present value of the remaining cash flows of the current terms and recognized no gain or loss on modification during the year ended December 31, 2020. Only debt issuance costs incurred with the Lender under the First Amendment have been capitalized and will be amortized as an adjustment to the interest rate to reflect a level yield and will be amortized to interest expense using the effective interest method. Final payments, as defined, provided for in the Term Loan Agreement have been recorded as debt issuance costs.

The effective interest rate was 13.01% for 2020. The Company is in compliance with all covenants as of December 31, 2020.

Upon funding, $30.0 million of loan proceeds were distributed to the LLC unit holders holding Class P Units and Class F Units on a one-time basis in the amounts of $10.0 million and $20.0 million, respectively. See Note 8, Members Units Including Redeemable, Convertible Class P Units, and 401K Plan, for further discussion.

The following table provides the net carrying amount of the Company’s Term Loan as of December 31, 2020 and 2019, net of debt issuance costs (in thousands):

	December 31, 2020			December 31, 2019
	Outstanding principal	Debt issuance costs	Net carrying amount	Outstanding principal	Debt issuance costs	Net carrying amount
Term loan	$65,000	$(2,789)	$62,211	$35,000	$(2,346)	$32,654

For the years ended December 31, 2020 and 2019, the final payment liability was $2.4 million and $1.1 million, respectively, which is included in other long-term liabilities in the accompanying balance sheets.

As of December 31, 2020, the aggregate future principal payments under the Term Loan, including the Final Payment payable to the lender, are as follows (in thousands):

	Principal	Final payment	Total
Years ending December 31,
2021	$—	$—	$—
2022	30,789	—	30,789
2023	34,211	3,151	37,362

	$65,000	$3,151	$68,151

Note under Paycheck Protection Program

In April 2020, in connection with the significant negative business impact of the COVID-19 pandemic, the Company applied for and received a $2.7 million PPP Loan under the CARES Act that bore interest at 1.00% per annum. The Company elected to repay the PPP Loan, and the PPP Loan was paid-off in full in December 2020 with interest expense of $18,000.

Note Payable with Related Parties

Prior to January 1, 2019, the Company entered into a Note Purchase Agreement representing an aggregate $11.0 million in secured promissory notes due November 2020 at 10.00% interest per annum payable quarterly. The holders of these notes were investors in or affiliates of investors in the entity, which consisted of the Company’s principal outside equity investors, holding all the Class P Units. The promissory notes were repaid in September 2019 in connection with the Term Loan Agreement. Interest expense, related to these notes, was $1.0 million for the year ended December 31, 2019.

Note 8 Members Units Including Redeemable, Convertible Class P Units, and 401K Plan

Member Units

At December 31, 2020, the following summarizes the Company’s units authorized, issued and outstanding:

	Units authorized	Units issued and outstanding
Class F units	26,900,953	26,520,000
Class P units	17,380,953	17,000,000
Class M units	2,615,729	1,430,986

The business and affairs of the Company are managed by a board. The Class F Unitholders elect four members and the Class P Unitholders elect three members to the board. The Class F Units and the Class P Units are voting units and the unitholders vote together as a single class on an as-converted basis. The Class M Units are non-voting Units.

Under the LLC Agreement, distributions shall be made to the Members in the following order and priority:

•	First, ratably among the holders of the Class P Units, until each holder of Class P Units has received an aggregate amount per unit equal to the Original Class P Purchase Price;

•	Second, ratably among the holders of the Class F Units until the holders of the Class F Units have received an aggregate amount per unit equal to the Original Class P Purchase Price; and

•

Third, ratably among the holders of the Class F Units, the Class P Units (treating each Class P Unit as the number of Class F Units into which it is then convertible) based on the total outstanding Units held by each Member and the Class M Units which participate only upon the occurrence of certain events as described in the LLC Agreement.

Distributions using reasonable efforts are allowed to provide cash for payment of income tax obligations which are treated as advance payment of distributions on liquidation and prior to liquidation.

Allocation of profits and losses to the classes of member units are determined by the Company based on the provisions in the LLC Agreement. Under the Agreement, cumulative net losses are allocated to the F Units; subsequent net income is allocated to the F Units until cumulative net losses have been recovered. Thereafter, net income is allocated pro rata to the P Units and F Units based on their relative percent of capital. The Class M Units share only in cumulative net profits in excess of thresholds determined on the date of grant.

For the year ended December 31, 2019, all net losses were allocated to the F Units. For the year ended December 31, 2020, net income of $11.3 million was allocated to the F Units to recover previous cumulative net losses and the balance of $10.3 million was allocated pro rata to the F and P Units. No income was allocable to the M Units.

Notwithstanding anything to the contrary in the LLC Agreement, in December 2020, the requisite members and the board of the Company agreed to make a special/specified distribution to the Members holding Class P Units and Class F Units on a one-time basis in the amounts of $10.0 million and $20.0 million respectively, using proceeds from a loan refinancing. This distribution is treated as an advance of, and is offset against, future distributions to be made under the LLC Agreement to such Specified Member.

Redeemable Convertible Class P Units and Classification as Temporary Equity Carried at Redemption Value

The Class P Units have an embedded conversion feature which allows the holders, at their option, to convert Class P Units into Class F Units on a one-for-one basis. The units also have an embedded redemption feature which is included in an investor rights agreement and is an integral part of the LLC Agreement that allows the Class P Unitholders to “put” any or all of their units to the Company for settlement in cash currently, or if the Company is unable to satisfy the put in accordance with the investor rights agreement, over time under a senior secured promissory note with interest and principal due over two years. The repurchase price is the greater of the fair market value of the member units or the original purchase price less previous distributions, excluding tax distributions. The conversion and redemption features were evaluated under the guidance in ASC 815-10, and the Company has determined that bifurcation is not required.

The Class P Units are classified as temporary equity until such time as the conditions are removed or lapse, since the redemption feature is beyond the control of the Company. Since the redemption feature is currently exercisable, the Class P Units are adjusted each reporting period to their redemption value through a reclassification from the carrying value of the Class F Units to the carrying value of the Class P Units for the change in the period.

As discussed below, the carrying value of the redeemable convertible preferred units was decreased by $8.5 million for the year ended December 31, 2020, and increased by $18.3 million for the year ended December 31, 2019.

Warrants for Class P units and Fair Value Disclosures

Warrants for Class P Units consisted of the following during the years ended December 31, 2020 and 2019:

Number of units under warrant	Issue date	Expiration date	Exercise price	Fair value per warrant on issue date
333,333	9/30/2019	9/30/2029	$5.25	$0.25
25,000	12/17/2020	12/17/2030	$10.00	$0.01

358,333

Warrants for Class P units were issued to the Lender in connection with borrowings. The fair value on the date of issue is recorded as a debt issuance cost (contra-liability) and a liability because the Class P units underlying the warrants were classified outside of members’ deficit. The fair value of warrants is remeasured each reporting period using Level 3 inputs with the increase or decrease charged to other income or expense in the accompanying statement of operations. Fair value remeasurements during the years ended December 31, 2020 and 2019 are discussed below.

Equity-Based Compensation Associated with Class M Units

Class M Units are profit interests granted to certain employees at the Company’s discretion without consideration. The agreements granted to date generally provide for 25.00% vesting on the first anniversary from the date of grant (or shorter period at management’s discretion), with the remainder vesting monthly over the subsequent three years. Compensation cost related to these Class M Units is measured as of the grant date based on the fair value of the award and is expensed ratably over the service period. Class M Units are deemed issued and outstanding as they vest.

The fair value of grants of restricted Class M Units is based on the fair value of an unrestricted Class M Unit underlying the award as discussed below.

The following summarizes M Unit activity from January 1, 2019 to December 31, 2020:

	Units	Weighted average grant date fair value
Balance, January 1, 2019, unvested	231,423	$0.45
Granted	100,000	$0.51
Vested	(103,090)
Forfeited or canceled	(13,750)	$0.48

Balance, December 31, 2019, unvested	214,583	$0.49
Granted	890,594	$0.47
Vested	(98,591)
Forfeited or canceled	(136,042)	$0.48

Balance, December 31, 2020, unvested	870,544	$0.47

Total equity compensation expense for the years ended December 31, 2020 and 2019 was $46,000 and $43,000, respectively. Total unamortized compensation of $0.4 million as of December 31, 2020 is expected to be recognized over a weighted average term of 3.1 years.

Vested Class M Units are subject to repurchase at the option of the Company upon termination of the holder’s employment based on the then fair value of the units. No units have been repurchased through December 31, 2020.

Fair Value Measurement for Class P Unit Redemption Value, Warrants Exercisable into Class P Units, and Valuation as of the Grant Date of Class M Units

Measurements of the redemption value of the Class P Units, the fair value of warrants exercisable into Class P Units, and the valuation as of the grant date of Class M Units are the responsibility of the Company with assistance from independent third-party valuations.

Measurements of the redemption value of the Class P Units and the fair value warrants exercisable into Class P Units were determined in accordance with ASC 820, Fair Value Measurements. The objective of fair value measurements is estimation of an exit price from the perspective of a market participant that holds the asset or owes the liability. As such, unobservable inputs reflect market participant assumptions about risk, both in terms of the inherent risks in a valuation technique, as well as the inputs to that valuation technique. Although unobservable inputs used in determining the fair value by market participants may consider the Company’s own data, the metrics are not entity-specific because they do not incorporate the asset’s current use or any specific advantages or disadvantages the company derives from the asset.

Measurements of the grant date fair value of Class M Units were determined in accordance with ASC 718, Compensation – Stock Compensation. ASC 718 defines fair value as the amount at which asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than a forced or liquidated sale, and excludes the effect of certain conditions, restrictions and other features that would be considered in a true fair value measurement.

For the years ending December 31, 2020 and 2019, fair value measurements were based on an estimate of the implied equity value of the Company using a combination of guideline public company analysis, a guideline transaction analysis, and a discounted cash flows analysis, with a 33.3% weighting given to each method. The enterprise value was then adjusted for cash and interest-bearing debt to determine equity value. In determining fair value for the relevant period, the aggregate equity value for the Company was then allocated to each instrument with consideration given to the preferences of each class of units using a hypothetical distribution of value (commonly referred to as the “waterfall”). Then, the allocation of the equity values to warrants exercisable into Class P Units and to the fair value on the grant date for Class M Units were further adjusted using the Black-Scholes option pricing model.

Key inputs included valuations of guideline companies and transactions. The guideline company and transaction methods also considered a control premium. The discounted cash flow analysis included estimates of the Company’s future financial performance discounted at a rate which considered the cost of capital and venture capital required rates of return studies. All inputs are Level 3 fair value measurements in the fair value hierarchy.

The quantitative information about certain significant Level 3 unobservable inputs for the three valuation methods and for Black-Scholes are summarized as follows:

	2020	2019
Guideline company and transaction analysis:
Control premium	20.00%	20.00%
Discounted cash flow analysis:
Discount rate	22.00% to 25.00%	25.00%
Option pricing model inputs for warrants and Class M Units:
Volatility	45.00%	35.00%
Time to Liquidity in years	1.2 to 1.5	2.4
Risk free rate	0.10%	1.60%
Discount for lack of marketability	12.00% to 15.00%	18.00%

The fair value amounts using Level 3 inputs for the years ended December 31, 2020 and 2019 were as follows (in thousands except for per unit amounts):

	Class P Unit redemption value	Class P Unit warrant liability	Weighted average grant date fair value for Class M Units
Balance, January 1, 2019	$62,579	$—
Increase/decrease	18,250	83
Grant date fair value	—	—	$0.51

Balance, December 31, 2019	80,829	83
Special distributions to members	(10,000)	—
Net income allocable to Class P Units	3,997	—
Increase/decrease	(8,499)	1
Grant date fair value	—	—	$0.47

Balance, December 31, 2020	$66,327	$84

Application of these approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding expected future company financial performance, discount rates, valuations and selection of comparable companies, and the probability of possible future events. Changes in any or all these estimates and assumptions or the relationships between those assumptions impact the Company’s valuations as of each valuation date and may have a material impact on the valuation of Class P Units.

401K Plan

The Company maintains a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which provides for voluntary contributions from the Company and its employees. Contributions from the Company were $0.4 million and $0.3 million, for the years ended December 31, 2020 and 2019, respectively.

Note 9 Related Party Transactions

As discussed in Note 7, Long-Term Debt, the Company paid off a Note Purchase Agreement with lenders who are investors in or affiliates of investors in the entity holding Class P Units.

Note 10 Commitments and Contingencies

Legal Proceedings

In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes or claims. In addition, the Company is regularly audited by various tax authorities. Although the Company cannot predict with assurance the outcome of any litigation or audit, it does not believe there are currently any such actions that, if resolved unfavorably, would have a material impact on the Company’s financial condition, results of operations or cash flows.

Non-Income Related Taxes

The Company collects and remits sales and use taxes in a variety of jurisdictions across the U.S. The amounts payable to relevant sales and use tax authorities are accrued in the period incurred and presented on the balance sheet as a component of accrued expenses and other current liabilities.

Purchase Obligations

From time to time in the normal course of business, the Company will enter into agreements with suppliers or service providers. As of December 31, 2020, the Company’s unconditional future minimum payments under agreements to purchase services primarily related to software maintenance and marketing and advertising spending in a total aggregated amount of $2.4 million, payable as follows: $1.7 million and $0.7 million during the years ended December 31, 2021 and 2022, respectively.

Letter of Credit

As of December 31, 2020, the Company has an unused letter of credit in the amount of $0.2 million, which was issued in lieu of a security deposit at one of its showroom locations. The certificate of deposit used to secure this letter of credit is recorded as restricted cash on the Company’s accompanying balance sheets.

Note 11 Subsequent Events

The Company has evaluated subsequent events that have occurred from the balance sheet date of December 31, 2020 through June 9, 2021, the date the financial statements were available to be issued. The following are events subsequent to year end:

The LLC Agreement was amended on March 11, 2021 (Fifth Amendment) to increase the number of Class M units authorized to be issued to 3,548,704 and to limit distributions on Class M Units to cash provided in connection with a sale or liquidation of the Company.

The LLC Agreement was amended on May 10, 2021 (Sixth Amendment) to increase the number of Class M units authorized to be issued to 4,393,536.

In the first and second quarter of the year ended December 31, 2021, the Company declared and paid $12.2 million of distributions to or on behalf of members associated with their estimated income tax obligations for 2020 and $2.3 million of distributions to members associated with their estimated income tax obligations for the first quarter of 2021.

The Company entered into new lease agreements in six locations in the U.S. with aggregate rent payments totaling $14.5 million. The Company also amended certain existing leases to extend their terms, resulting in additional minimum lease payments totaling $1.4 million.

The Company entered into agreements totaling $2.1 million in capital commitments relating to the design and store construction of its new showroom locations.

            Shares

Brilliant Earth Group, Inc.

Class A Common Stock

PROSPECTUS

J.P. Morgan	Credit Suisse	Jefferies	Cowen

             , 2021

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all fees and expenses, other than the underwriting discount payable solely by Brilliant Earth Group, Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the                  listing fee.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14. Indemnification of directors and officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. We expect to adopt an amended and restated certificate of incorporation, which will become effective upon the consummation of this offering, and which will provide that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Upon consummation of the Transactions, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, subject to certain limited exceptions. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent sales of unregistered securities.

On June 3, 2021, the Registrant issued 100 shares of the Registrant’s common stock, par value $0.0001 per share, to Alex Grab, for $0.01. The issuance of such shares of common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and financial statements.

(a)	Exhibits

The following documents are filed as exhibits to this registration statement.

Exhibit No.

1.1*	Form of Underwriting Agreement.

3.1*	Certificate of Incorporation of Brilliant Earth Group, Inc., as in effect prior to the consummation of the Transactions.

3.2*	Form of Amended and Restated Certificate of Incorporation of Brilliant Earth Group, Inc., to be in effect upon the consummation of the Transactions.

3.3*	Bylaws of Brilliant Earth Group, Inc., as in effect prior to the consummation of the Transactions.

3.4*	Form of Amended and Restated Bylaws of Brilliant Earth Group, Inc. to be in effect upon the consummation of the Transactions.

4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock.

5.1*	Opinion of Latham & Watkins LLP.

10.1*	Loan and Security Agreement, dated as of September 30, 2019, by and among Brilliant Earth, LLC, the Lenders party thereto and Runway Growth Credit Fund Inc., as Agent.

10.2*	First Amendment to Loan and Security Agreement, dated as of December 17, 2020, by and among Brilliant Earth, LLC, the Lenders party thereto and Runway Growth Credit Fund Inc., as Agent.

10.3*	Form of Tax Receivable Agreement, to be effective upon the consummation of the Transactions.

10.4*	Form of LLC Agreement of Brilliant Earth, LLC, to be effective upon the consummation of the Transactions.

10.5*	Form of Stockholders Agreement, to be effective upon the consummation of the Transactions.

10.6*	Form of Registration Rights Agreement, to be effective upon the consummation of the Transactions.

10.7*#	Form of Brilliant Earth, LLC Unit Restriction Agreement (Class M Units).

10.8*#	2021 Incentive Award Plan.

10.9*#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2021 Incentive Award Plan.

Exhibit No.

10.10*#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2021 Incentive Award Plan.

10.11*#	Employee Stock Purchase Plan.

10.12*#	Non-Employee Director Compensation Program.

23.1*	Consent of BDO USA, LLP, as to Brilliant Earth Group, Inc.

23.2*	Consent of BDO USA, LLP, as to Brilliant Earth, LLC.

23.3*	Consent of Latham & Watkins LLP (contained in its opinion filed as Exhibit 5.1 hereto).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment

#	Indicates management contract or compensatory plan

Item 17. Undertakings.

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Brilliant Earth Group, Inc. pursuant to the foregoing provisions, or otherwise, Brilliant Earth Group, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Brilliant Earth Group, Inc. of expenses incurred or paid by a director, officer or controlling person of Brilliant Earth Group, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Brilliant Earth Group, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Brilliant Earth Group, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Brilliant Earth Group, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on this      day of                 , 2021.

Brilliant Earth Group, Inc.

By:
Beth Gerstein
Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Brilliant Earth Group, Inc. hereby constitutes and appoints Beth Gerstein and Jeffrey Kuo, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement of Brilliant Earth Group, Inc. on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

Beth Gerstein	Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Jeffrey Kuo	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021

Eric Grossberg	Executive Chairman and Director	, 2021

Gavin Turner	Director	, 2021

Beth Kaplan	Director	, 2021

Jennifer Harris	Director	, 2021